As confidentially submitted with the Securities and Exchange Commission on January 28, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hydrofarm Holdings Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5191 (Primary Standard Industrial Classification Code Number)	81-4895761 (I.R.S. Employer Identification Number)

2249 South McDowell Boulevard

Petaluma, California 94954

(707) 765-9990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

850 New Burton Road. Suite 201

Dover, Delaware 19904

(800)483-1140

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth R. Koch, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

Chrysler Center, 666 Third Avenue

New York, NY 10017

Tel: (212) 935-3000

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	23,706,174	$	$	$
Total			$	$

(1)	This Registration Statement registers up to (i) 15,804,116 shares of our common stock held by the selling stockholders, which were issued in connection with a private placement of units, each consisting of a share of common stock and a warrant to purchase an additional one-half (1/2) shares of common stock which concluded on October 30, 2018 (the “Private Placement”) and (ii) 7,902,058 shares of our common stock currently issuable upon the exercise of warrants held by the selling stockholders, which were issued in connection with the Private Placement. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.

(2)	Estimated solely for purpose of calculating the registration fee according to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2019

Preliminary Prospectus

Hydrofarm Holdings Group, Inc.

23,706,174 Shares of Common stock

This prospectus relates to the offer and sale from time to time of up to 23,706,174 shares of our common stock by the selling stockholders listed on page 72 of this prospectus. The number of shares offered for sale by the selling stockholders consists of up to (i) 15,804,116 shares of our common stock held by the selling stockholders, which were issued in connection with a private placement of units, each consisting of a share of common stock and a warrant to purchase an additional one-half (1/2) share of common stock, which concluded on October 30, 2018 (the “Private Placement”) and (ii) 7,902,058 shares of our common stock currently issuable upon the exercise of warrants held by the selling stockholders (the “Investor Warrants”), which were issued in connection with the Private Placement. We issued all of the shares of our common stock offered hereby in a series private placement transactions completed prior to the filing of the registration statement containing this prospectus.

This is an initial public offering of our common stock. There is not currently, and there has never been, any public market for our common stock. Our common stock is not currently eligible for trading on any national securities exchange, Nasdaq or any over-the-counter market, including an OTC Market Group quotation system such as the OTCQB, and, although we intend to apply to Nasdaq as soon as the stock price has achieved the requisite levels for listing, we cannot assure you that our common stock will be listed. We intend to arrange for a registered broker-dealer to apply for permission to post a quotation for our stock, and we intend to apply to have our common stock quoted on the OTCQB system of the OTC Market Group. However, we may not be successful in our efforts and no assurance can be given that our common stock will be quoted on the OTCQB or any other quotation service.

The offering price for these securities has been set at $           per share of common stock until our securities are quoted on the OTCQB, if they are ever listed. Subsequent to the quotation of our securities, the shares may be sold at prevailing market prices or at privately negotiated prices pursuant to the Plan of Distribution. There is no guarantee that we will secure a quotation symbol or that there will be a liquid market for our shares.

We are registering the resale of the shares of common stock covered by this prospectus as required by registration rights agreement we entered into with the selling stockholders in connection with the Private Placement (the “Registration Rights Agreement”). We are not selling any shares of our common stock in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our common stock offered hereby. Moreover, we will receive the exercise price upon any exercise of the Investor Warrants, to the extent exercised on a cash basis. If the Investor Warrants are exercised in full, we would receive gross proceeds of approximately $41.5 million. As we are unable to predict the timing or amount of any such exercise, we currently intend to use such proceeds, if any, for general corporate purposes and working capital. The holders of the Investor Warrants are not obligated to exercise the Investor Warrants, and we cannot predict whether or when, if ever, the holders of the Investor Warrants will choose to exercise the Investor Warrants, in whole or in part.

The selling stockholders may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders. Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholder will offer or sell any of the shares. For further information regarding the possible methods by which the shares may be distributed, see “Plan of Distribution” beginning on page 81 of this prospectus.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in our common stock is highly speculative and involves a high degree of risk. Please consider carefully the specific factors set forth under “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                             , 2019

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed on behalf of the selling stockholders named herein with the Securities and Exchange Commission (the “SEC”) pursuant to which the selling stockholders named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. The selling stockholders and the plan of distribution of the shares being offered hereby are described in this prospectus under the headings “Selling Stockholders” and “Plan of Distribution.” You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Where You Can Find Additional Information” in this prospectus.

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to give any information or to make any representation to you other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Emerging Growth Company

We are an "emerging growth company", as defined in the Jumpstart our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of the transition period pursuant to Section 107(b).

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1,070,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1,070,000,000 in non-convertible debt during the preceding three-year period.

Smaller Reporting Company

We are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to “Hydrofarm,” “Holdings Group,” the “Company,” “we,” “us” and “our” refer to Hydrofarm Holdings Group, Inc. and its consolidated subsidiaries.

Presentation of Financial Information

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for the nine months ended September 30, 2018, because they relate to a historical period that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment.

Industry and Market Data

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

Overview

We believe that we are the longest operating specialty indoor garden wholesaler in the United States, with more than 40 years of operating history, as well as one of the leading independent providers of hydroponics products in North America. With more than 5,000 stock keeping units (“SKUs”), we serve as a one-stop source for indoor gardening merchandise and utilize a vertically integrated operating model that ships directly to retailers and customers, providing what we believe to be nearly unmatched capabilities in the industry. Our products include advanced indoor garden, lighting and ventilation systems, liquid plant food products, heat mats, and other related products and accessories for hydroponic gardening. We also believe that we are the largest distributor of hydroponic gardening products in Canada.

Hydroponics is the farming of plants without the use of soil. Specifically, hydroponic farming utilizes mineral-rich nutrient solutions in continuously moving water solvent to feed and grow plants. There are many variations of hydroponic farming, each with its own set of benefits. One of the primary benefits of hydroponics is that it provides farmers with great amounts of flexibility to produce whatever they desire, whenever and wherever. We believe that these factors have led to hydroponics becoming a popular method of farming among cannabis growers and we believe that a portion of our revenue growth is related to the legalization in certain states and Canada of cannabis and cannabis-based products.

We believe that hydroponics has become a popular form of growing plants due to its key benefits, including:

•	similar output as soil-based gardening with 50% less space;
•	faster harvest times as plants focus their energy on producing plant mass rather than root structure;
•	higher quality production, including higher biological and dietary value;
•	the avoidance of certain soil-based pests and diseases as well as the absence of weeds;
•	ease of use for all levels of gardening professionals;
•	extremely eco-friendly, requiring 90% less water than soil-grown plants and 60% less fertilizer than soil-grown plants; and
•	droughts and storms do not affect growing, increasing the viability of year-round growth.

Through our product offerings and our customer service and marketing and sales efforts, we seek to become a leading provider of hydroponics products in North America. We believe that our six U.S.-based distribution centers can reach 95% of the U.S. population within 24 to 48 hours.

Recent Developments

Acquisition of Eddi’s Wholesale Garden Supplies, Ltd.

In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS”), and the distribution division of Greenstar Plant Products, Inc. (“Greenstar”), two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of $50 million. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become, we believe, one of the leading lighting and hydroponics equipment distributors in Canada. We believe that this experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share.

Pre-IPO Transactions

Private Placement and Merger

In October 2018, we consummated a private placement offering of 15,804,116 units (each a “Unit,” and collectively, the “Units”) at a price per Unit or $2.50 for gross proceeds of approximately $41.5 million. Each Unit consisted of (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of (i) the effectiveness of this registration statement, of which this prospectus forms a part, (ii) the closing of an initial public offering of the Company’s common stock or (iii) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”).

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As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”). The Placement Agents are not a party to the Registration Rights Agreement (as defined herein) and the shares underlying the Placement Agent Warrants are not included in the registration statement, of which this prospectus forms a part.

Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities (the “Loan Transactions,” and together with the Private Placement, Merger and Concurrent Offering, the “Pre-IPO Transactions”). The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement (the “Merger Warrants,”). In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.

Market Overview

Although we sell our products primarily through third party retailers and resellers, it is evident to us that the legalization of cannabis in many states and Canada has had a significant, positive impact on our revenues. Conversely, we are exposed to risks related to the cannabis industry generally. We are not in direct contact with the cannabis plant and, to our knowledge, do not sell directly to cannabis growers or to sellers or retailers that sell only to the cannabis industry, and accordingly, are not currently subject directly to any state laws or regulations controlling entities participating in the legal cannabis industry. However, regulation of the cannabis industry does impact those that we believe represent many end-users for our products and, accordingly, there can be no assurance that changes in regulation of the industry and more rigorous enforcement by federal authorities will not have a material adverse effect on us.

The cannabis growing industry is experiencing rapid growth driven by the state-level legalization efforts in the U.S. and Canada. The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its cultivation and sale. We believe the expansion of U.S. state adoption of legal cannabis will drive growth in the market for legalized cannabis along with demand for high quality indoor gardening products. Looking forward, according to New Frontier Data, the U.S. cannabis market is projected to reach approximately $25 billion by 2025, up from approximately $8 billion in 2017. However, notwithstanding laws in various states permitting certain cannabis activities, cannabis remains illegal in many states for medicinal or non-medicinal use, or both, and is illegal for any use under U.S. federal law, with cannabis listed as a Schedule I drug under the United States Controlled Substances Act of 1970 (the “CSA”).

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	our ability to continue as a going concern;
•	general economic and financial conditions, specifically in the United States and Canada;
•	federal and state legislation and regulations pertaining to the use and cultivation of cannabis in the United States, and such laws and regulations in Canada;
•	the costs of being a public company;
•	our ability to keep pace with technological advances;
•	our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;
•	the success of our marketing activities;
•	a disruption of breach of our information technology systems;
•	our current level of indebtedness
•	our dependence on third parties;

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•	the performance of third parties on which we depend;
•	the fluctuation in the prices of the products we distribute;
•	competitive industry pressures;
•	the consolidation of our industry;
•	compliance with environmental, health and safety laws;
•	our ability to obtain and maintain protection for our intellectual property;
•	our ability to protect and defend against litigation, including intellectual property claims;
•	product shortages and relationships with key suppliers; and
•	our ability to attract key employees.

Our corporate information

We were incorporated in Delaware in January 2017 under the name Innovation Acquisition One Corp. We changed our name to Hydrofarm Holdings Group, Inc. on August 3, 2018 in connection with the Private Placement and Merger. Our principal executive offices are located at 2249 South McDowell Blvd., Petaluma, California, 94954 (the “Petaluma HQ”) and our telephone number is (707)765-9990. Our website address is www.hydrofarm.com. The information contained on, or that can be accessed through, our website is not, and shall not be deemed to be part of, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

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THE OFFERING

Common stock offered by the selling stockholder	Up to 15,804,116 shares of common stock, including up to 7,902,058 shares underlying the Investor Warrants.

Common stock to be outstanding after this offering, assuming full exercise of the Investor Warrants	77,647,620 shares of common stock.

Use of Proceeds	We are not selling any shares of our common stock in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will receive the exercise price upon any exercise of the Investor Warrants, to the extent exercised on a cash basis. If the Investor Warrants are exercised in full, we would receive gross proceeds of approximately $41.5 million. We currently intend to use such proceeds, if any, for general corporate purposes and working capital. The holders of the Investor Warrants are not obligated to exercise the Investor Warrants, and we cannot predict whether and when, if ever, the holders of the Investor Warrants will choose to exercise the Investor Warrants, in whole or in part. See “Use of Proceeds” beginning on page 25 of this prospectus.

Offering Price	The offering price for these securities has been set at $ per share of common stock until our securities are quoted on the OTCQB, if they are ever listed. Following the Offering, the selling stockholders may sell all or a portion of its shares through public or private transactions at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” beginning on page 81 of this prospectus.

Trading Market	Currently, there is no trading market for our securities. We intend to arrange for a registered broker-dealer to apply for permission to post a quotation for our stock, and we intend to apply to have our common stock quoted on the OTCQB system of the OTC Market Group. However, we may not be successful in our efforts and no assurance can be given that our common stock will be quoted on the OTCQB or any other quotation service.

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering is based on 69,745,562 shares of common stock outstanding as of December 31, 2018, and excludes:

•	2,295,721 shares of common stock issuable upon exercise of outstanding stock options to purchase our common stock at a weighted average exercise price of $2.50 per share;

•	13,100,069 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at weighted average exercise price of $4.78 per share, including 7,902,058 shares underlying Investor Warrants owned by the selling stockholders; and

•	6,422,474 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business

Our growth is highly dependent on the U.S. cannabis market and on such market in California particularly. New California regulations may have caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. Regulations adopted in California and other states in the future may adversely impact our business.

The base of cannabis growers in the U.S. has grown to over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado and Washington, with a large number of those growers depending on products similar to those distributed by Hydrofarm. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. The U.S. cannabis cultivation market is expected to be one of the fastest growing industries in the U.S. over the next five years. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.

In California specifically, the base of cannabis growers has grown to over 65,000 growers over the past 20 years since the legalization of cannabis in California for medical uses, with a large number of those growers depending on products similar to those distributed by Hydrofarm. The California cannabis cultivation market is expected to be one of the fastest growing industries in California over the next five years. If the California cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.

As regulations that impact the cultivation and use of cannabis come into effect, they may have differing impacts on the industry and may have an indirect effect on the manner in which we conduct our business. For instance, the recently implemented regulatory changes in California to allow for adult use of cannabis in California resulted in a backlog of pending grower license applications and less than 5% of growers were granted licenses three months after the new regulations became effective. This backlog appears to have contributed to a disruption in the growth of the cannabis supply chain that may have temporarily reduced demand for hydroponics equipment. We believe this licensing bottleneck contributed to a 17% sales decline in our first quarter of 2018, as compared to our first quarter of 2017. We cannot reasonably predict how long it will take for this licensing bottleneck to reduce or cease and can neither predict the frequency or the nature of similar developments in the future, or the effect, if any, that such developments could have on our business. Similar future bottlenecks or other regulatory changes could have a material adverse effect on our business, financial condition and results of operations. See “Business – California Cannabis Cultivation Market and Short-Term Supply Chain Disruption.”

Cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I substance under the United States Controlled Substances Act of 1970 (the “CSA”). Notwithstanding laws in various states permitting certain cannabis activities, all cannabis-related activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis-related activities to date. Compliance with applicable state laws regarding cannabis activities does not protect from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis-related activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.

Because we are not in direct contact with the cannabis plant and, to our knowledge, do not sell directly to cannabis growers, we are not currently subject directly to any state laws or regulations controlling participants in the legal cannabis industry. However, regulation of the cannabis industry does impact those that we believe represent many end-users for our products and, accordingly, there can be no assurance that changes in regulation of the industry and more rigorous enforcement by federal authorities will not have a material adverse effect on us.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

The reports of our independent auditors on Hydrofarm, LLC’s financial statements for the years ended December 31, 2016 and 2017, included an explanatory paragraph indicating that the Company’s breach of financial covenants with its lenders raises substantial doubt about its ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in future reports of our independent auditors may make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we might obtain.

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Our proprietary brand offerings expose us to various risks.

We expect to continue to grow our exclusive proprietary brand offerings. We have invested in development and procurement resources and marketing efforts relating to these proprietary brand offerings. Although we believe that our proprietary brand products offer value to our customers at each price point and provide us with higher gross margins than comparable third party branded products we sell, the expansion of our proprietary brand offerings also subjects us to certain specific risks in addition to those discussed elsewhere in this section, such as:

•	potential mandatory or voluntary product recalls;
•	our ability to successfully protect our proprietary rights (including defending against counterfeit, knock offs, grey-market, infringing or otherwise unauthorized goods); and
•	our ability to successfully navigate and avoid claims related to the proprietary rights of third parties.

An increase in sales of our proprietary brands may also adversely affect our sales of our vendors’ products, which may, in turn, adversely affect our relationship with our vendors. Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our competitors and potential competitors may develop products and technologies that are more effective or commercially attractive than our products.

Our products compete against national and regional products and private label products produced by various suppliers, many of which are established companies that provide products that perform functions similar to our products. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products. Some of our competitors have substantially greater financial, operational, marketing and technical resources than we do. Moreover, some of these competitors may offer a broader array of products and sell their products at prices lower than ours, and may have greater name recognition. In addition, if demand for our specialty indoor gardening supplies and products continues to grow, we may face competition from new entrants into our field. Due to this competition, there is no assurance that we will not encounter difficulties in generating or increasing revenues and capturing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell. We may not have the financial resources, relationships with key suppliers, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.

We may not successfully develop new products or improve existing products or maintain our effectiveness in reaching consumers through rapidly evolving communication vehicles.

Our future success depends, in part, upon our ability to improve our existing products and to develop, manufacture and market new products to meet evolving consumer needs. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product innovations which satisfy consumer needs or achieve market acceptance, or that we will develop, manufacture and market new products or product innovations in a timely manner. If we fail to successfully develop, manufacture and market new products or product innovations, or if we fail to reach existing and potential consumers, our ability to maintain or grow our market share may be adversely affected, which in turn could materially adversely affect our business, financial condition and results of operations. In addition, the development and introduction of new and products and product innovations require substantial research, development and marketing expenditures, which we may be unable to recoup if such new products or innovations do not achieve market acceptance.

Many of the products we distribute and market, such as our fertilizers and nutrients, contain ingredients that are subject to regulatory approval or registration with certain U.S. state regulators. The need to obtain such approval or registration could delay the launch of new products or product innovations that contain ingredients or otherwise prevent us from developing and manufacturing certain products and product innovations.

Negative economic conditions, specifically in the United States and Canada, could adversely affect our business.

Uncertain global economic conditions could adversely affect our business. Negative global economic trends, particularly in the United States and Canada, such as decreased consumer and business spending, high unemployment levels, reduced rates of home ownership and housing starts, high foreclosure rates and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect consumer demand for our products. Our most price-sensitive customers may trade down to lower priced products during challenging economic times or if current economic conditions worsen, while other customers may reduce discretionary spending during periods of economic uncertainty, which could reduce sales volumes of our products in favor of our competitors’ products or result in a shift in our product mix from higher margin to lower margin products.

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Our international operations make us susceptible to the costs and risks associated with operating internationally.

We operate some of our distribution centers in Canada and Spain and source products globally. Accordingly, we are subject to risks associated with operating in foreign countries, including:

•	fluctuations in currency exchange rates;
•	limitations on the remittance of dividends and other payments by foreign subsidiaries;
•	additional costs of compliance with local regulations;
•	in certain countries, historically higher rates of inflation than in the United States;
•	changes in the economic conditions or consumer preferences or demand for our products in these markets;
•	restrictive actions by multi-national governing bodies, foreign governments or subdivisions thereof;
•	changes in foreign labor laws and regulations affecting our ability to hire and retain employees;
•	changes in U.S. and foreign laws regarding trade and investment;
•	less robust protection of our intellectual property under foreign laws; and
•	difficulty in obtaining distribution and support for our products.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs associated with operating our continuing international business could adversely affect our results of operations, financial condition and cash flows in the future.

We will incur increased costs as a result of being a public company

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will incur increased legal and accounting costs as a result of being subject to the information and reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), and other federal securities laws. The costs of preparing and filing periodic and other reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders, will cause significant increase in our expenses than if we remained privately-held. The cost of being a public company will divert resources that might otherwise have been used to develop our business, which could have a material adverse effect on our company.

As a privately held company, we have not been required to comply with certain corporate governance and financial reporting practices and policies required of a public reporting company. As a public reporting company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. If the registration statement of which this prospectus forms a part is declared effective, as a public company, we will be required to file with the SEC annual and quarterly information and other reports pursuant to the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we may become subject to other reporting and corporate governance requirements, including the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing, and certain provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance;
•	comply with our obligations under the federal securities laws and applicable listing rules;
•	create or expand the roles and duties of our board of directors and committees of the board of directors;
•	institute more comprehensive financial reporting and disclosure compliance functions;
•	enhance our investor relations function;
•	establish new internal policies, including those relating to disclosure controls and procedures; and
•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our committees of our board of directors or as our executive officers.

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In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate applicable listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management supervision that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, as applicable, fines, sanctions and other regulatory action and potentially civil litigation.

There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company.

Proper systems of internal control over financial accounting and disclosure are critical to the operation of a public company. We may be unable to effectively establish such systems, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably assimilate and compile financial information about our company and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on our company from many perspectives.

Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

Acquisitions, other strategic alliances and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.

Acquisitions are an important element of our overall corporate strategy, and these transactions could entail material investments by us and be material to our financial condition and results of operations. We expect to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The process of integrating an acquired company, business, or product has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks may include, but are not limited to:

•	diversion of management’s time and focus from operating our business to acquisition integration challenges;
•	failure to successfully further develop the acquired business or products;
•	implementation or remediation of controls, procedures and policies at the acquired company;
•	integration of the acquired company’s accounting, human resources and other administrative systems, and coordination of product, engineering and sales and marketing functions;
•	transition of operations, users and customers onto our existing platforms;
•	reliance on the expertise of our strategic partners with respect to market development, sales, local regulatory compliance and other operational matters;
•	failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval, under competition and antitrust laws which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition;
•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;
•	cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;
•	liability for or reputational harm from activities of the acquired company before the acquisition or from our strategic partners, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

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Our due diligence may fail to identify all liabilities associated with acquisitions and we may not assess the relative benefits and detriments of making an acquisition and may pay exceeding the value of the acquired business. Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments or strategic alliances could cause us to fail to realize the anticipated benefits of such acquisitions, investments or alliances, incur unanticipated liabilities, and harm our business generally.

Our acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or impairment of goodwill and purchased long-lived assets, and restructuring charges, any of which could harm our financial condition or results of operations and cash flows.

Although, acquisitions are an important element of our overall corporate strategy, there can be no assurance that we will be able to identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies to realize the full, anticipated benefits of such acquisitions.

Damage to our reputation could have an adverse effect on our business.

Maintaining our strong reputation is a key component in our success. Product recalls, our inability to ship, sell or transport our products, governmental investigations and other matters may harm our reputation and acceptance of our products, which may materially and adversely affect our business operations, decrease sales and increase costs.

In addition, perceptions that the products we distribute and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We distribute and market a variety of products, such as nutrients, and growing media. On occasion, allegations or news reports may be made that some of these products have failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that the products we distribute or market are not safe could impair our reputation, involve us in litigation, damage our brand names and have a material adverse effect on our business.

Our marketing activities may not be successful.

We invest substantial resources in advertising, consumer promotions and other marketing activities to maintain, extend and expand our brand image. There can be no assurance that our marketing strategies will be effective or that the amount we invest in advertising activities will result in a corresponding increase in sales of our products. If our marketing initiatives are not successful, we will have incurred significant expenses without the benefit of higher revenues.

Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber-attack.

We rely on information technology systems in order to conduct business, including communicating with employees and our distribution centers, ordering and managing materials from suppliers, selling and shipping products to retail customers and analyzing and reporting results of operations. While we have taken steps to ensure the security of our information technology systems, our systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our information technology systems are damaged or cease to function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our retail customers could be significantly impaired, which may adversely impact our business. Additionally, an operational failure or breach of security from increasingly sophisticated cyber threats could lead to the loss or disclosure of both our and our retail customers’ financial, product, and other confidential information, as well as personally identifiable information about our employees or customers, result in regulatory or other legal proceedings, and have a material adverse effect on our business and reputation.

We occupy many of our facilities under long-term non-cancellable leases, and we may be unable to renew our leases at the end of their terms.

Many of our facilities and distribution centers are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from three to ten years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our future minimum aggregate rental commitments for leases for our facilities and distribution centers, as of November 30, 2018, is approximately $27.3 million of which $26.6 million is not reflected as liabilities on our balance sheet. Our inability to terminate a lease when we stop fully utilizing a facility or exit a market can have a significant adverse impact on our financial condition, operating results and cash flows.

In addition, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and operating results. Further, we may not be able to secure a replacement facility in a location that is as commercially viable, including access to rail service, as the lease we are unable to renew. Having to close a facility, even briefly to relocate, could reduce the sales that such facility would have contributed to our revenues.

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Our failure to fulfill all of our registration requirements may cause us to suffer liquidated damages, which may be very costly.

Pursuant to the terms of the Registration Rights Agreement that we entered into with the selling stockholders in connection with the Private Placement, we are required to use our commercially reasonable efforts to obtain effectiveness and maintain effectiveness of a registration statement with respect to the shares of our common stock underlying the securities issued in the Private Placement. The failure to do so could result in the payment of liquidated damages by us. The amount of liquidated damages potentially payable is equal to one-half of one percent (0.5%) of the purchase price per Unit paid by such purchaser for the registrable securities then held by such purchaser for each full period of thirty (30) days of our failure to obtain or maintain effectiveness of this registration statement, as applicable until such failure is cured. The payment amount shall be pro-rated for partial thirty (30) day periods. The maximum aggregate amount of payments to be made by us as the result of such failures, whether by reason of a failure to obtain effectiveness, a failure to maintain effectiveness or any combination thereof, shall be an amount equal to six percent (6%) of each purchaser’s aggregate investment amount of registrable securities then held by such purchaser. Notwithstanding the foregoing, no payments shall be owed with respect to any period during which all of the registrable securities registered securities shall have been sold or all of the registrable securities may be sold by such purchaser without restriction under Rule 144 of the Securities Act. There can be no assurance as to when this registration statement will be declared effective, if at all, or that we will be able to maintain the effectiveness of any registration statement, and therefore there can be no assurance that we will not incur liquidated damages with respect to the Registration Rights Agreement.

The estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could prove inaccurate.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure, however, that our estimates, or the assumptions underlying them, will not change over time or otherwise prove inaccurate. Any potential litigation related to the estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could have a material adverse effect on our financial results, harm our business, and cause our share price to decline.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan and our business may fail.

Our future success depends to a large extent on our ability to attract, hire, train and retain qualified managerial, operational and other personnel. We face significant competition for qualified and experienced employees in our industry and from other industries and, as a result, we may be unable to attract and retain the personnel needed to successfully conduct and grow our operations. Additionally, key personnel, including members of management, may leave and compete against us.

At present, we believe to have the necessary key personal to carry out our business plans but there can be no assurance that our beliefs will not prove unfounded. If we are unable to hire and retain key personnel, our business will be materially adversely affected.

Risks Relating to Our Indebtedness

There are significant risks associated with the outstanding and future indebtedness of certain of our subsidiaries. Such subsidiaries ability to pay interest and repay the principal on their indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

Certain of our operating subsidiaries are parties to material loan and lease agreements with different financial institutions. Such subsidiaries have used and/or will continue to use, the proceeds from these debt arrangements to fund working capital requirements and for the lease of certain equipment required to conduct our business. As of November 30, 2018, certain of our subsidiaries had an aggregate of $101.4 million of outstanding indebtedness that will mature between calendar year 2019 and calendar year 2022, and we or our subsidiaries may incur additional indebtedness in the future.

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Our subsidiaries’ current debt arrangements consist of the following as of November 30, 2018. See “Description of Our Indebtedness” for additional information regarding the debt arrangements of certain of our subsidiaries.

•	Loan and Security Agreement among Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO, LLC (“WJCO”), EHH Holdings, LLC (“EHH”), SunBlaster LLC (“SunBlaster”), GS Distribution Inc. (“GS”), Sunblaster Holdings ULC (“SunBlaster ULC”), EWGS and Hydrofarm Canada, LLC (“Hydrofarm Canada”) (collectively, the “BofA Obligors”), and Bank of America, N.A. (“Bank of America”), as agent, and the other lenders party thereto, and (as amended and restated to date, the “BofA Agreement”). The BofA Agreement provides for an asset-based revolving credit facility of up to $60 million, which matures on February 10, 2022, and is secured by a first-priority lien on all cash, accounts receivable and inventory of the BofA Obligors and a second-lien priority lien on all other personal property of the BofA Obligors. The BofA Agreement also provides for a letter of credit facility of up to $6 million and a swingline facility of up to $10.5 million. As of November 30, 2018, we had borrowings outstanding under the BofA Agreement of approximately $22.0 million and outstanding letters of credit of $800,000, with $8.4 available for future borrowings under the BofA Agreement. As of December 31, 2017, the revolver loan balance under the BofA Agreement was approximately $47 million, with a credit limit of $60 million.
•	Term Loan Credit Agreement among Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO, EHH and SunBlaster LLC (collectively, the “Term Loan Obligors,” and together with the BofA Obligors, the “Subsidiary Obligors”), Hydrofarm Canada, as guarantor, and Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a term loan in an aggregate principal amount of $75 million, which matures on May 12, 2022, and is secured by a second-priority lien on all cash, accounts receivable and inventory of the Term Loan Obligors and a first-priority lien on all other assets and personal property of the Term Loan Obligors, subject to certain exceptions. As of November 30, 2018, we had borrowings outstanding under the Term Loan Agreement of approximately $78.6 million. As of December 31, 2017, we had borrowings outstanding under the Term Loan Agreement of approximately $74 million.
•	Equipment lease agreement (the “First National Equipment Lease”) among Hydrofarm, LLC (with Hydrofarm Holdings, LLC acting as guarantor) and First National Capital, LLC (“First National”). Under the First National Equipment Lease, Hydrofarm, LLC leased equipment for day-to-day operations under a 48-month term. An aggregate of $132,957 of the $797,743 initially borrowed under the First National Equipment Lease has been paid as of November 30, 2018.
•	Poliza Para Operaciones Bancarias, as amended, between Eltac XXI, S.L. (“Eltac”) and Banco de Sabadell, S.A..(the “Sabadell Agreement”). Under the Sabadell Agreement, Eltac received a €700,000 revolving credit facility, which matures on June 23, 2019 and is underwritten by an $800,000 USD standby letter of credit issued under the BofA Agreement by the BofA Obligors for benefit of Banco de Sabadell for the purpose of financing €600,000 working capital and €100,000 for a bonded warehouse guarantee. The credit facility automatically renews annually provided the underlying guarantee is current. As of November 30, 2018, the loan balance under the Sabadell Agreement was €417,251.
•	Capital Lease between iberCaja Leasing y Financiacion, S.A. and Eltac for equipment (the “iberCaja Lease”). Under the iberCaja Lease, Eltac, leased a forklift for day to day operations for a 60-month term. An aggregate of €14,080 of the €22,611 initial obligation has been paid as of December 31, 2018.
•	Mortgage on the property owned by Eltac, which is located at Parque empresarial Sector P9, Edificio C, Figueruelas (Zaragoza) Spain Bay 1 and Bay 2 (the “Eltac Notes”). Under the Eltac Notes, Eltac acquired two bays of a 10 bay warehouse in Zaragoza, Spain for its primary operations and place of business. The Eltac Notes were originated on February 24, 2011, in an aggregate principal amount of €199,700 euros and €192,000 euros for Bay 1 and Bay 2, respectively, and amortize over 154 months through December 31, 2023. As of December 31, 2018, the balance remaining on the Eltac Notes for Bay 1 and Bay 2 was €68,022 and €63,389, respectively.

In addition, we and any current and future subsidiaries of ours may incur substantial additional debt in the future, subject to the specified limitations in the existing agreements governing our subsidiaries’ indebtedness. If new debt is added to our or any of our subsidiaries’ debt levels, the risks described in “Risks Relating to Our Indebtedness” could intensify. See “Description of Our Indebtedness.”

Our subsidiaries’ current and future indebtedness could have significant negative consequences for our business, results of operations and financial condition, including:

•	increasing our or our subsidiaries’ vulnerability to adverse economic and industry conditions;
•	limiting our subsidiaries’ ability to obtain additional financing;
•	requiring the dedication of a substantial portion of our subsidiaries’ cash flow from operations to service their respective indebtedness, thereby reducing the amount of cash flow available for other purposes;
•	limiting our flexibility in planning for, or reacting to, changes in our business; and
•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

We cannot assure you that we will continue to maintain sufficient cash reserves or that our business will generate cash flow from operations at levels sufficient to permit us or our subsidiaries to pay principal, premium, if any, and interest on the indebtedness of our subsidiaries, or that our or our subsidiaries’ cash needs will not increase. If we or our subsidiaries are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if our subsidiaries fail to comply with the various requirements of their respective existing indebtedness or any other indebtedness which we or our subsidiaries may incur in the future, we or our subsidiaries would be in default, which could permit the holders of our or our subsidiaries’ indebtedness to accelerate the maturity of such indebtedness, requiring us or our subsidiaries to pay all obligations then outstanding, and/or to exercise other remedies provided to them under their respective agreements, and any applicable law. Any default under such indebtedness would have a material adverse effect on our business, results of operations and financial condition.

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Each of the BofA Agreement and the Term Loan Agreement restricts our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry.

The BofA Agreement and the Term Loan Agreement each prohibit the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. We maintain policies and procedures (satisfactory to Bank of America and Brightwood) that are designed to promote and achieve compliance with these requirements.

This compliance requirement requires that we be more selective than our competitors when selecting to whom we sell our products, and in certain situations, may afford our competitors a competitive advantage compared to us if we are not able to sell our products to a certain customer, and may negatively impact our marketing efforts, sales and reputation in the market. Moreover, any breach of these compliance requirements, could result in the occurrence of an event of default under the BofA Agreement and the Term Loan Agreement, which would entitle Bank of America and the Term Loan Lenders to accelerate the payment of all obligations then outstanding, without any action by them or notice of any kind. The foregoing events would have a material adverse effect on our business, results of operations and financial condition.

Substantially all of the Subsidiary Obligors assets are pledged to secure obligations under the Subsidiary Obligors outstanding indebtedness.

The Subsidiary Obligors have granted a continuing security interest in substantially all of their assets to certain of our lenders under the agreements governing the Subsidiary Obligors’ indebtedness, as security for the Subsidiary Obligors’ obligations under such applicable loan agreements. If the Subsidiary Obligors default on any of their obligations under these agreements, Bank of America and the Term Loan Lenders will be entitled to exercise remedies available to them resulting from such default, including increasing the applicable interest rate on all amounts outstanding, declaring all amounts due thereunder immediately due and payable, assuming possession of the secured assets, and exercising rights and remedies of a secured party under the Uniform Commercial Code, as applicable then in the United States, or the Personal Property Security Act, as applicable then in Canada. Our ability to conduct our business may be materially harmed as a result of the exercise of any remedies, in the event that such remedies are exercisable, by any or all of Bank of America, the Term Loan Lenders, or First National.

The Subsidiary Obligors existing debt agreements contain, and our or our subsidiaries’ future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

The Subsidiary Obligors’ existing debt agreements contain, and any documents governing our or our subsidiaries’ future indebtedness may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Such restrictive covenants include restrictions on, among others, our or our subsidiaries’ ability to: (1) incur additional indebtedness; (2) create or suffer to exist any liens upon any of our or our subsidiaries’ property; (3) pay dividends and other distributions or enter into agreements restricting our subsidiaries’ ability to pay dividends; (3) make any restricted investment; (4) make certain loans; make certain dispositions of assets; (5) merge, amalgamate, combine or consolidate; (6) engage in certain transactions with stockholders or affiliates; (7) amend or otherwise alter the terms of our or our subsidiaries’ indebtedness; or (8) alter the business that we conduct. The Subsidiary Obligors’ existing debt agreements also require, and any documents governing our or our subsidiaries’ future indebtedness may require, us to meet certain financial ratios and tests. Noncompliance with the applicable financial ratios and tests are specified defaults under each of the BofA Agreement and Term Loan Agreement. The Subsidiary Obligors have previously failed to comply with such financial ratios and tests, which required us to engage Bank of America and Brightwood to request forbearance and negotiate amendments to each of the BofA Agreement and Term Loan Agreement, respectively.

The Subsidiary Obligors’ ability to comply with these and other provisions of their existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or noncompliance with any of these financial ratios and tests could result in an event of default under the existing debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may also contain cross-acceleration or cross-default provisions. Variable rate indebtedness subjects the Subsidiary Obligors to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.

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The substantial leverage of our subsidiaries could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our subsidiaries’ variable rate debt and prevent our subsidiaries from meeting their obligations under their indebtedness.

Certain of our subsidiaries are highly leveraged. As of November 30, 2018, indebtedness of our subsidiaries was $101.4 million. Our subsidiaries’ high degree of leverage has serious consequences, including the following: (i) a substantial portion of our subsidiaries’ cash flow from operations is dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our and our subsidiaries’ ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) certain of the borrowings are at variable rates of interest, which will increase our subsidiaries’ vulnerability to increases in interest rates; (iv) we are at a competitive disadvantage to lesser leveraged competitors; (v) we may be unable to adjust rapidly to changing market conditions; (vi) the debt service requirements of our subsidiaries’ other indebtedness could make it more difficult for us or our subsidiaries to satisfy our other financial obligations; and (vii) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

If our and our subsidiaries’ cash flows and capital resources are insufficient to fund our subsidiaries’ debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our subsidiaries’ indebtedness. Our ability to restructure or refinance our subsidiaries’ debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our subsidiaries’ debt could be at higher interest rates and may require us or our subsidiaries to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our subsidiaries’ outstanding indebtedness on a timely basis would likely result in a reduction of our subsidiaries’ credit rating, which could harm our or our subsidiaries’ ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our subsidiaries’ debt service and other obligations required under the respective agreements. The BofA Agreement and Term Loan Agreement each restrict our subsidiaries’ ability to dispose of assets and use the proceeds from certain such dispositions. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any payments or fees then due. These alternative measures may not be successful and may not permit our subsidiaries to meet their obligations.

If we are unable to generate sufficient cash flow to service our subsidiaries’ debt or to fund our other liquidity needs, we may need to restructure or refinance all or a portion of our subsidiaries’ debt, which could cause our subsidiaries to default on their obligations and impair our liquidity. We cannot assure you that we will be able to refinance our subsidiaries’ indebtedness. Any refinancing of our subsidiaries’ indebtedness could be at higher interest rates and may require us or our subsidiaries to comply with more onerous covenants that could further restrict our business operations. We from time to time may increase the amount of our subsidiaries indebtedness, modify the terms of our subsidiaries’ financing arrangements, make capital expenditures and take other actions that may substantially increase our subsidiaries’ leverage.

Risks Relating to Third Parties

Our reliance on a limited base of suppliers for certain products, such as light ballasts, may result in disruptions to our business and adversely affect our financial results.

Although we continue to implement risk-mitigation strategies for single-source suppliers, we rely on a limited number of suppliers for certain of our light ballasts, used in manufacturing our lighting systems. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, or if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows.

A significant interruption in the operation of our or our suppliers’ facilities could impact our capacity to produce products and service our customers, which could adversely affect revenues and earnings.

Operations at our and our suppliers’ facilities are subject to disruption for a variety of reasons, including fire, flooding or other natural disasters, disease outbreaks or pandemics, acts of war, terrorism, government shut-downs and work stoppages. A significant interruption in the operation of our or our suppliers’ facilities, especially for those products that we manufacture at a limited number of facilities, such as our fertilizer and liquid products, could significantly impact our capacity to produce products and service our customers in a timely manner, which could have a material adverse effect on our customer relationships, revenues, earnings and financial position.

If our suppliers are unable to source raw materials in sufficient quantities, on a timely basis, and at acceptable costs, our ability to sell our products may be harmed.

The manufacture of some of our products is complex and requires precise high quality manufacturing that is difficult to achieve. We have in the past, and may in the future, experience difficulties in manufacturing our products on a timely basis and in sufficient quantities. These difficulties have primarily related to difficulties associated with ramping up production of newly introduced products and may result in increased delivery lead-times and increased costs of manufacturing these products. Our failure to achieve and maintain the required high manufacturing standards could result in further delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals, increased warranty costs or other problems that could harm our business and prospects.

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In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amounts of products we require, which could harm our business and results of operations.

Disruptions in availability or increases in the prices of raw materials sourced by suppliers could adversely affect our results of operations.

We source many of our product components from outside of the United States. The general availability and price of those components can be affected by numerous forces beyond our control, including political instability, trade restrictions and other government regulations, duties and tariffs, price controls, changes in currency exchange rates and weather.

A significant disruption in the availability of any of our key product components could negatively impact our business. In addition, increases in the prices of key commodities and other raw materials could adversely affect our ability to manage our cost structure. Market conditions may limit our ability to raise selling prices to offset increases in our raw material costs. Our proprietary technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.

If our suppliers that currently, or in the future, sell directly to the retail market in which we conduct our current or future business, enhance these efforts and cease or decrease their sales through us, our ability to sell certain products could be harmed.

Our distribution and sales and marketing capabilities provide significant value to our suppliers. Distributed brand suppliers sell through us in order to access thousands of retail and commercial customers across the United States and Canada with short order lead times, no minimum order quantity on individual items, free or minimal freight expense and trade credit terms. Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market. If these suppliers were to cease working with us, or proceed to enhance their direct-to-customer efforts, our product offerings, reputation, operation and business could be materially adversely effected.

Risks Relating to the Cannabis Industry

As noted, we do not directly come in contact with cannabis or, to our knowledge, sell our products directly to customers engaged in the cannabis business or to distributors who sell only to customers engaged in the cannabis business. Nonetheless, we believe our revenue growth has been largely driven by the growth of the cannabis industry. Accordingly, the risks referred to below, to the extent they relate to our customers could impact us indirectly. In addition, to the extent our business is deemed to be a cannabis-related business, these risks could apply directly to us.

Legislation and regulations pertaining to the use and cultivation of cannabis are enacted on both the state and federal government level within the United States. As a result, the laws governing the cultivation and use of cannabis may be subject to change. Any new laws and regulations limiting the use or cultivation of cannabis and any enforcement actions by state and federal governments could indirectly reduce demand for our products, and may impact our current and planned future operations.

Individual state laws regarding the cultivation, possession, and of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes. Variations exist among those states’ cannabis laws. Evolving federal and state laws and regulations pertaining to the use or cultivation of cannabis, as well active enforcement by federal or state authorities of the laws and regulations governing the use and cultivation of cannabis may indirectly and adversely affect our business, our revenues and our profits.

Furthermore, the BofA Agreement and Term Loan Agreement each restrict our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “—Risks Relating to our Indebtedness.”

Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.

We sell products, including hydroponic gardening products, that end users may purchase for use in new and emerging industries, including the growing of cannabis, that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.

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Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.

Scientific research related to the benefits of cannabis remains in its early stages, is subject to a number of important assumptions, and may prove to be inaccurate. Future research studies and clinical trials may reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could materially impact the demand for our products for use in the cannabis industry.

The public’s perception of cannabis may significantly impact the cannabis industry’s success. Both the medical and adult use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult use of cannabis where it is now legal, thereby limiting the potential customers and end-users of our products who are engaged in the cannabis industry (collectively “Cannabis Industry Customers”).

For the year ended December 31, 2018, our net sales have been adversely affected due to a regulatory bottleneck in the state of California, leading to a decrease in sales of $             million, or             %, in comparison to the full year ended December 31, 2017. As in this instance, the demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business. See “—Risks Relating to the Cannabis Industry” and “Business – California Cannabis Cultivation Market and Short-Term Supply Chain Disruption.”

Cannabis Industry Customers are subject to federal and state controlled substance laws and regulations. As a result, we are indirectly subject to a number of risks related to controlled substances.

Some of our products are sold to Cannabis Industry Customers and used in connection with cannabis-related businesses that are subject to federal and state controlled substance laws and regulations. Cannabis-related businesses are subject to a number of risks related to controlled substances, which risks could reduce demand for our products by Cannabis Industry Customers. Such risks include, but are not limited to, the following:

•	Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.
•	If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis-related sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Customers are unable to comply with any applicable regulations and/or registration prescribed by the FDA, we may be unable to continue to operate our cannabis-related business and/or our financial condition may be adversely impacted.
•	Controlled substance legislation differs between states and legislation in certain states may restrict or limit our ability to sell products to Cannabis Industry Customers. Our Cannabis Industry Customers may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Customers to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the sale of our products to such Cannabis Industry Customers.
•	The failure of our Cannabis Industry Customers to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Furthermore, the BofA Agreement and Term Loan Agreement each restrict our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “—Risks Relating to our Indebtedness.”

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We are subject to a number of risks, directly and indirectly through our Cannabis Industry Customers, because cannabis is illegal under federal law.

Cannabis (marijuana) is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult use cannabis laws, and may negatively impact our revenues and profits.

Under the CSA, the U.S. Government lists cannabis (marijuana) as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacture (growth), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of marijuana under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding marijuana would likely adversely affect our revenues and results of operations.

Other laws that directly impact the cannabis growers that are end users of certain of our products include:

•	Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis-related business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis-related businesses in the future.
•	Because the manufacture (growth), sale, possession and use of cannabis is illegal under federal law, cannabis-related businesses may have restricted intellectual property rights particularly with respect to obtaining trademarks and enforcing patents. If we are unable to register, or maintain, our trademarks or file for or enforce patents on any of our inventions, that inability could materially affect our ability to protect our name and proprietary technologies. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Our intellectual property rights could be impaired as a result of our cannabis-related business, and we could be named as a defendant in an action asserting a RICO violation.
•	Similar to the risks relating to intellectual property rights, there is an argument that the federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis-related businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, due to our cannabis-related business, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our financial performance and/or our ability to obtain or maintain credit.
•	Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for us to operate our business. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law. In addition, due to our cannabis-related business, our existing bank accounts could be closed.
•	Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult for us to find, and more expensive, to the extent we are deemed to operate in the cannabis industry.

The current Trump administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice (“DOJ”) and the U.S. Attorneys’ offices to focus their marijuana enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. Further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.

Federal authorities may enforce current federal cannabis law, and if they begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. Nonetheless, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

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Our involvement in the cannabis industry, even indirectly, could affect the public’s perception of us and be detrimental to our reputation.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our cannabis-related business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to cannabis-related companies and their activities, whether true or not and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse impact on our business.

In addition, third parties with whom we may do business could perceive that they are exposed to reputational risk as a result of our cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of our business could have a material adverse effect on our business, financial condition and results of operations.

Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.

Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the Patriot Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the Treasury Department issued a memorandum (the “FinCEN Memo”) providing guidance to banks seeking to provide services to cannabis-related businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis-related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis-related violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. The FinCEN Memo currently remains in place, but it is unclear at this time whether the current administration will continue to follow the guidelines of the FinCEN Memo. Such requirements could negatively affect the ability of certain of the end users of our products to establish and maintain banking connections.

Risks Relating to Other Regulations

Certain state and other regulations pertaining to the use of certain ingredients in growing media and plant nutrients could adversely impact us by restricting our ability to sell such products.

One of our leading product lines is growing media and nutrients products. This product line includes certain products, such as organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of our leading products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.

Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact our reputation, businesses, financial position, results of operations and cash flows.

International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.

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In addition, the use of certain pesticide products is regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The costs of compliance, noncompliance, investigation, remediation, combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits could have a material adverse impact on our reputation, businesses, financial position, results of operations and cash flows.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Some foreign companies, including some that may compete with our Company, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in countries in which we conduct our business. However, our employees or other agents may engage in conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Intellectual Property

Recent laws make it difficult to predict how patents will be issued or enforced in our industry.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. There have been numerous recent changes to the patent laws and to the rules of the United States Patent and Trademark Office (the “USPTO”), which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, which was signed into law in 2011, includes a transition from a “first-to-invent” system to a “first-to-file” system, and changes the way issued patents can be challenged. Certain changes, such as the institution of inter partes review and post-grant and derivation proceedings, came into effect in 2012. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and, if obtained, to enforce or defend them in litigation or inter partes review, or post-grant or derivation proceedings, all of which could harm our business.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. If we are unable to protect our intellectual property, proprietary information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain products or services, or using certain of our recognized brand names, which could have a material adverse effect on our business, financial condition and results of operations.

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Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance or annuity fees on any issued patents are due to be paid to the USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process. While an inadvertent or unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products, our competitors might be able to enter the market, which would have a material adverse effect on our business.

From time to time, we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain or we may lose certain licenses which may be difficult to replace, harming our competitive position.

We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors may have the freedom to market products identical to ours.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our success depends upon our ability to develop, manufacture, market and sell our products, and to use our proprietary technologies without infringing the proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings and various other post-grant proceedings before the USPTO and/or non-United States opposition proceedings. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. As a result of any such infringement claims, or to avoid potential claims, we may choose or be compelled to seek intellectual property licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties, minimum royalties and/or milestone payments and the rights granted to us could be nonexclusive, which would mean that our competitors may be able to obtain licenses to the same intellectual property. Ultimately, we could be prevented from commercializing a product and/or technology or be forced to cease some aspect of our business operations if, as a result of actual or threatened infringement claims, we are unable to enter into licenses of the relevant intellectual property on acceptable terms. Further, if we attempt to modify a product and/or technology or to develop alternative methods or products in response to infringement claims or to avoid potential claims, we could incur substantial costs, encounter delays in product introductions or interruptions in sales.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning agreements with our employees, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

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Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative.

•	Others may be able to construct products that are similar to our products but that are not covered by the claims of the patents that we own or have exclusively licensed;
•	We or our licensors or strategic collaborators, if any, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;
•	We or our licensors or strategic collaborators, if any, might not have been the first to file patent applications covering certain of our inventions;
•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•	It is possible that our pending patent applications will not lead to issued patents;
•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•	Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•	We may not develop additional proprietary technologies that are patentable; and
•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Relating to Our Common Stock

We may issue capital stock that ranks senior or equally to our common stock as to liquidation preference and other rights and which may dilute our stockholders’ ownership interest.

Our amended and restated certificate of incorporation (the “Certificate of Incorporation”) does not prohibit us from issuing any series of preferred stock that would rank senior or equally to our common stock as to dividend payments and liquidation preference. Our Certificate of Incorporation allows for our board of directors to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. We have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval. The issuances of any series of preferred stock could have the effect of reducing the amounts available to our holders of common stock in the event of our liquidation. In addition, if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. In addition, any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. Furthermore, we have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve.

Delaware law contains antitakeover provisions that could deter takeover attempts that could be beneficial to our stockholders.

Provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Section 203 of the Delaware General Corporation Law may make the acquisition of our company and the removal of incumbent officers and directors more difficult by prohibiting stockholders holding 15% or more of our outstanding voting stock from acquiring us, without our the consent of our board of directors, for at least three years from the date they first hold 15% or more of the voting stock.

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Various provisions of our lending agreements with Bank of America and Brightwood, in addition to our Certificate of Incorporation, amended and restated bylaws and other corporate documents, could delay or prevent a change of control.

The BofA Agreement and the Term Loan Agreement each prohibit us from undergoing a change of control. Any takeover attempt could be delayed, or prevented, if an amendment or waiver is not provided by the respective lenders. See “—Risks Relating to Our Indebtedness” and “Description of Our Indebtedness.” Moreover, certain provisions of our Certificate of Incorporation and amended and restated bylaws (the “Bylaws”) and provisions of Delaware corporation law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our Certificate of Incorporation and Bylaws, among other things will regulate how shareholders may present proposals or nominate directors for election at shareholders’ meetings and authorize our board of directors to issue preferred stock in one or more series, without shareholder approval. See “Description of Capital Stock—Antitakeover Provisions.”

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay dividends, if any, and we may never pay any dividends to the holders of our common stock and capital appreciation, if any, of our common stock may be your sole source of gain on your investment.

We have no direct operations and no significant assets other than the ownership of capital stock and equity interests of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in our credit facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, our ability to pay dividends is restricted by the terms of the BofA Agreement and the Term Loan Agreement and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is restricted by the terms of the BofA Agreement and the Term Loan Agreement and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities. Consequently, capital appreciation, if any, of our common stock may be your sole source of gain on your investment for the foreseeable future.

Our majority stockholders will control our Company for the foreseeable future, including the outcome of matters requiring stockholder approval.

Our officers and directors and their affiliates collectively own approximately 69% of our outstanding shares of common stock. Accordingly, if these shareholders were to choose to act together, they could have a significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or all or a significant percentage of our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

We cannot assure you that the interests of our management and affiliated persons will coincide with the interests of the investors. So long as our management and affiliated persons collectively controls a significant portion of our common stock, these individuals and/or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions. Further, the Sponsors (as defined herein) have the right to nominate seven members to our board of directors. Therefore, you should not invest in reliance on your ability to have any control over our company. See “Principal Stockholders,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”

We have broad discretion in how we use our cash, cash equivalents and marketable securities and may not use these financial resources effectively, which could affect our results of operations and cause our stock price to decline.

Our management has considerable discretion in the application of our cash, cash equivalents and marketable securities. We intend to use our cash, cash equivalents and marketable securities to advance our product prospects and for working capital and other general corporate purposes, which may include the hiring of additional personnel and capital expenditures. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the cash, cash equivalents and marketable securities. We may use the cash, cash equivalents and marketable securities for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the financial resources from our securities offerings in a manner that does not produce income or that loses value.

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No public market for our securities currently exists, and an active trading market may not develop or be sustained.

An investment in us will require a long-term commitment, with no certainty of return. There is no public market for our securities, and even if we become a publicly-listed company, of which no assurances can be given, we cannot predict whether an active market for our securities will ever develop in the future. In the absence of an active trading market:

•	investors may have difficulty buying and selling or obtaining market quotations;
•	market visibility for our securities may be limited; and
•	a lack of visibility for our securities may have a depressive effect on the market price for our securities.

We intend to arrange for a registered broker-dealer to apply for permission to post a quotation for our stock, and we intend to apply to have our common stock quoted on the OTCQB system of the OTC Market Group. However, we may not be successful in our efforts and no assurance can be given that our common stock will be quoted on the OTCQB or any other quotation service. These markets are relatively unorganized, inter-dealer, over-the-counter markets that provide significantly less liquidity than NASDAQ or the NYSE American. We intend to apply to have our common stock quoted on NASDAQ or NYSE American. However, NASDAQ and NYSE American have minimum initial listing standards, which generally mandate that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and shareholder quantity requirements and we cannot assure you that we will be able to meet those initial listing requirements. We believe that, at minimum, we will not be eligible for listing on an exchange until our stock has trades for at least $2 per share. Further, no assurances can be given that our securities, even if quoted on such markets, will ever trade on such markets. In this event, there would be a highly illiquid market for our securities and you may be unable to dispose of your securities at desirable prices or at all. Moreover, there is a risk that our securities could be delisted from such markets, in which case they might be listed on the so called “Pink Sheets,” which is even more illiquid than the OTCBB.

The lack of an active market will impair your ability to sell our securities at the time you wish to sell them or at a price that you consider reasonable. The lack of any active market may also reduce the fair market value of our securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire additional intellectual property assets by using our securities as consideration.

In the event an active trading market develops for our common stock, the market price may, from time-to-time, be volatile.

In the event an active trading market develops for our common stock, the market price of our common stock may be highly volatile, as is the market for securities subject to quotation on OTC Markets in particular. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in conditions or trends in the industry in which we operate, general market and economic conditions in the United States and world-wide as well as the number of our shares of common stock being purchased and sold at any particular time. These factors may materially adversely affect the market price of our common stock, regardless of our historic business performance or future prospects. In addition, the public stock markets have experienced and may be expected to experience extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to their operating performance. These market fluctuations may adversely affect the market price of our common stock.

State Blue Sky registration and potential limitations on resale of our common stock if our common stock is not listed on an exchange, such as Nasdaq.

The holders of our shares of common stock and those persons who desire to purchase our common stock in any trading market that might develop should be aware that there may be state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for our securities to be a limited one.

It is the present intention of management to seek coverage and publication of information regarding the Company in an accepted publication manual, which permits a manual blue sky exemption. The manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state.

However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuer’s officers, and directors, (2) an issuer’s balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor’s, Moody’s Investor Service, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

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Despite our efforts and intentions, we may not be successful in obtaining coverage and publication of information regarding us in an accepted publication manual, thereby failing to obtain a manual exemption for our common stock.

Our common stock may be considered a Penny Stock, which may be subject to restrictions on marketability, so you may not be able to sell your shares.

We may be subject now and in the future to the penny stock rules if our shares of common stock sell below $5.00 per share and the common stock is not then listed on a securities exchange. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may impact our ability to do future equity financings and reduce the trading activity for shares of our common stock. As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

As an emerging growth company, as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we avail ourselves of these exemptions, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these.

Our Certificate of Incorporation provides that the doctrine of "corporate opportunity" will not apply with respect to any director or stockholder who is not employed by us or our affiliates.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to any director or stockholder who is not employed by us or our affiliates. Any director or stockholder who is not employed by us or our affiliates will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates') own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our affiliates.

As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

Our security holders may be diluted by future issuances of securities by us.

In the future, we may issue our authorized but previously unissued equity securities, including additional shares of capital stock or securities convertible into or exchangeable for our capital stock. Such issuance of additional securities would dilute the ownership stake of the Company held by our existing stockholders and could adversely affect the value of our securities.

We may also issue additional shares of our common stock, warrants or other securities that are convertible into or exercisable for the purchase of shares of our common stock in connection with hiring and/or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock or other securities, for any reason including those stated above, may have a negative impact on the market price of our common stock. There can be no assurance that the issuance of any additional shares of common stock, warrants or other convertible securities may not be at a price (or exercise prices) below the price of the common stock offered hereby.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “will” or “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and statements about our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” may cause our actual results, levels of activity, performance or events and circumstances to differ materially from any future results, levels of activity, performance or events and circumstances expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	our ability to continue as a going concern;
•	general economic and financial conditions, specifically in the United States and Canada;
•	federal and state legislation and regulations pertaining to the use and cultivation of cannabis in the United States, and such laws and regulations in Canada;
•	the costs of being a public company;
•	our ability to keep pace with technological advances;
•	our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;
•	the success of our marketing activities;
•	a disruption of breach of our information technology systems;
•	our current level of indebtedness;
•	our dependence on third parties;
•	the performance of third parties on which we depend;
•	the fluctuation in the prices of the products we distribute;
•	competitive industry pressures;
•	the consolidation of our industry;
•	compliance with environmental, health and safety laws;
•	our ability to obtain and maintain protection for our intellectual property;
•	our ability to protect and defend against litigation, including intellectual property claims;
•	product shortages and relationships with key suppliers;
•	our ability to attract key employees;
•	the volatility of the price of our common stock;
•	the marketability of our common stock; and
•	other risks and uncertainties, including those listed in “Risk Factors.”

Moreover, we operate in a highly competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

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USE OF PROCEEDS

We are not selling any shares of our common stock in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our common stock offered hereby.

We will receive the exercise price upon any exercise of the Investor Warrants, to the extent exercised on a cash basis. If all the Investor Warrants were exercised, we would receive gross proceeds of approximately $41.5 million. However, the holders of the Investor Warrants are not obligated to exercise the Investor Warrants, and we cannot predict whether or when, if ever, the holders of the Investor Warrants will choose to exercise the Investor Warrants, in whole or in part. Accordingly, any proceeds from such exercise will be used for general corporate purposes and working capital.

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DETERMINATION OF OFFERING PRICE

Since our common stock is not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was determined by                     .

If the registration statement of which this prospectus constitutes a part, is declared effective, the prices at which the shares of our common stock may actually be sold will be determined by the prevailing public market price for our shares of common stock, by negotiations between the selling security holders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

Our common stock is not listed on a public exchange. We intend to arrange for a registered broker-dealer to apply for permission to post a quotation for our stock, and we intend to apply to have our common stock quoted on the OTCQB system of the OTC Market Group. However, we may not be successful in our efforts and no assurance can be given that our common stock will be quoted on the OTCQB or any other quotation service.

In addition, we cannot assure you that our common stock will trade at any certain market price, as prices for the common stock in any public market, which may develop, will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

Further, we cannot assure you that our common stock will trade at market prices in excess of the initial offering price, as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of such market.

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DILUTION

The shares of our common stock to be sold by the selling stockholders as provided in the “Selling Stockholders” in this prospectus are currently issued and outstanding common stock of the Company. Accordingly, there will be no dilution to our existing stockholders as a result of the offering contemplated hereby.

To the extent of any exercise of the Investor Warrants, such exercise would be anti-dilutive as the current exercise price of the Investor Warrants is $5.00, which exercise price exceeds the net tangible book value per share of our common stock. The net tangible book value per share of our common stock as of November 30, 2018 was $(0.08). Any additional shares of our common stock issued upon the exercise of the Investor Warrants could dilute the ownership of the current holders of shares of our outstanding common stock.

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MARKET FOR OUR COMMON STOCK

Market Information

This is an initial public offering of our common stock. There is not currently, and there has never been, any public market for our common stock. Our common stock is not currently eligible for trading on any national securities exchange, Nasdaq or any over-the-counter market, including an OTC Market Group quotation system such as the OTCQB, and, although we intend to apply to Nasdaq as soon as the stock price has achieved the requisite levels for listing, we cannot assure you that our common stock will be listed. We intend to arrange for a registered broker-dealer to apply for permission to post a quotation for our stock, and we intend to apply to have our common stock quoted on the OTCQB system of the OTC Market Group. However, we may not be successful in our efforts and no assurance can be given that our common stock will be quoted on the OTCQB or any other quotation service.

Penny Stock Rules

Our common stock may be a penny stock. Penny stocks are generally equity securities with a price of less than $5, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, before a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for  penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, before effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, before a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock. Therefore, it may be difficult or impossible for stockholders to sell those securities.

Holders of common stock

As of December 31, 2018, there were 497 holders of record of our common stock. As of such date, 69,745,562 shares of our common stock were issued and outstanding. Other than warrants issued in connection with the Pre-IPO Transactions, and options outstanding under our 2018 Equity Incentive Plan, there are no other warrants, or other securities that are convertible into shares of common stock.

Securities Authorized For Issuance under Compensation Plans

2018 Equity Incentive Plan

In August 2018, our board of directors adopted, and our stockholders approved, our 2018 Equity Incentive Plan, which provides for, among other things, grants of restricted stock units, stock options, restricted stock and other stock-based awards to employees, directors, officers, consultants and other individuals who provide services to us and our affiliates.

As of November 30, 2018, we have 8,718,195 shares of our common stock authorized for issuance under the 2018 Equity Incentive Plan.

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DIVIDEND POLICY

We have no direct operations and no significant assets other than ownership of capital stock and equity interests of our subsidiaries. Because we conduct its operations through our subsidiaries, we depend on our subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in our credit facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations.

We have never declared nor paid any cash dividends to stockholders. Except as described herein, we currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is currently restricted by the terms of the BofA Agreement and the Term Loan Agreement and, in addition, future debt or other financings, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus, which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We believe that we are the longest operating specialty indoor garden wholesaler in the United States, with more than 40 years of operating history, as well as one of the leading independent providers of hydroponics products in North America. With more than 5,000 SKUs, we serve as a one-stop source for indoor gardening merchandise and utilize a vertically integrated operating model that ships directly to retailers and customers, providing what we believe to be nearly unmatched capabilities in the industry. Our products include advanced indoor garden, lighting and ventilation systems, liquid plant food products, heat mats, and other related products and accessories for hydroponic gardening. We also believe that we are the largest distributor of hydroponic gardening products in Canada.

Hydroponics is the farming of plants without the use of soil. Specifically, hydroponic farming utilizes mineral-rich nutrient solutions in continuously moving water solvent to feed and grow plants. There are many variations of hydroponic farming, each with its own set of benefits. One of the primary benefits of hydroponics is that it provides farmers with great amounts of flexibility to produce whatever they desire, whenever and wherever.

We believe that hydroponics has become a popular form of growing plants due to its key benefits, including:

•	similar output as soil-based gardening with 50% less space;
•	faster harvest times as plants focus their energy on producing plant mass rather than root structure;
•	higher quality production, including higher biological and dietary value;
•	the avoidance of certain soil-based pests and diseases as well as the absence of weeds;
•	ease of use for all levels of gardening professionals;
•	extremely eco-friendly, requiring 90% less water than soil-grown plants and 60% less fertilizer than soil-grown plants; and
•	droughts and storms do not affect growing, increasing the viability of year-round growth.

Through our product offerings and our customer service and marketing and sales efforts, we seek to become a leading provider of hydroponics products in North America. We believe that our six U.S.-based distribution centers can reach 95% of the U.S. population within 24 to 48 hours.

Recent Developments

Acquisition of Eddi’s Wholesale Garden Supplies, Ltd.

In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS”), and the distribution division of Greenstar Plant Products, Inc. (“Greenstar”), two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of $50 million. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become, we believe, one of the leading lighting and hydroponics equipment distributors in Canada. We believe that this experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share.

Pre-IPO Transactions

Private Placement and Merger

In October 2018, we consummated a private placement offering of 15,804,116 units (each a “Unit,” and collectively, the “Units”) at a price per Unit or $2.50 for gross proceeds of approximately $41.5 million. Each Unit consisted of (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of (i) the effectiveness of this registration statement, of which this prospectus forms a part, (ii) the closing of an initial public offering of the Company’s common stock or (iii) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”).

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As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”). The Placement Agents are not a party to the Registration Rights Agreement (as defined herein) and the shares underlying the Placement Agent Warrants are not included in the registration statement, of which this prospectus forms a part.

Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities (the “Loan Transactions,” and together with the Private Placement, Merger and Concurrent Offering, the “Pre-IPO Transactions”). The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement (the “Merger Warrants”). In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.

Results of Operations

Year Ended December 31, 2018 Compared to the Full Year Ended December 31, 2017

Net Sales

Our net sales for the year ended December 31, 2018 were $                 million compared to $260.4 million for the full year ended December 31, 2017, a decline of $                 million, or         %. The net sales for the full year ended December 31, 2017 include $4.0 million in net sales from the Canadian Acquisitions. Excluding the results from the Canadian Acquisitions, the decline was $                 million, or        %, compared to the full year ended December 31, 2017. The decline was primarily due to the decline in sales in the United States, which had net sales of $                 million for the year ended December 31, 2018, compared to $248.7 million for the full year ended December 31, 2017, a decline of $                 million, or        %. The decline in net sales in the United States was primarily due to a pull-back on equipment purchases in California. This pull-back in sales was, we believe, due principally to bureaucratic delays in the issuance of licenses to cannabis growers, pursuant to implementation of legalization of adult use of cannabis in California.

Gross Profit

Our gross profit for the year ended December 31, 2018 was $                 million, or        % of net sales, compared to $42.7 million, or        % of net sales, for the full year ended December 31, 2017, a decline of $                 million, or        %. The decline in gross profit was primarily due to decreased gross profit in the United States of $                 million for the year ended December 31, 2018 compared to $41.0 million for the full year ended December 31, 2017, a decline of $                 million, or        %. This decline was primarily due to lower sales volume and lower margin percentages of net sales from additional inventory reserves of $                 million. These additional inventory reserves were primarily due to lower volume sales of our proprietary branded items and higher freight expense of $                 million that we required to increase our inventory.

For the year ended December 31, 2018, there were also immaterial increases of variable labor costs, pallet expense and slightly higher discounting that contributed to the gross profit percentage decline. We partially offset the declines in gross profit in the United States through $ million in gross profit from revenue increases in the Hydrofarm Canada and SunBlaster ULC businesses.

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Operating Expenses

Our salaries and benefits expenses for the year ended December 31, 2018 were $                million compared to $13.3 million for the full year ended December 31, 2017, an increase of $                 million. Salaries and benefits increased $                million from the Canadian Acquisitions and United States headcount increases in 2017.

Marketing expenses were $ million for the year ended December 31, 2018 compared to $3.4 million for the full year ended December 31, 2017. Marketing expenses for 2018 included $                 million incurred by Hydrofarm Canada.

General and administrative expenses were $                 million for the year ended December 31, 2018 compared to $15.3 million for the full year ended December 31, 2017, an increase of $         million. The increase in general and administrative expense was primarily due to an increase to our rent payments. Our rent for the year ended December 31, 2018 was $         million compared to $5.5 million for the full year ended December 31, 2017, an increase of $         million. The increase in the rent was primarily due to the opening of our Michigan distribution center and expansion of the California distribution center. In addition, supplies increased $         million for the new facilities, repairs and maintenance expense increased $         million, and outside services increased $         million primarily due to payroll processing costs.

Bad debt for the year ended December 31, 2018 was $         million compared to $1.0 million for the full year ended December 31, 2017, an increase of $         million. The increase was primarily due to the number of doubtful customer accounts increasing as a result of market conditions.

For the year ended December 31, 2018, we also had $                 million in management fees and $                 million in transaction expenses.

Net Income (Loss)

Our net loss for the year ended December 31, 2018 was ($        ) million compared to net loss of $($30.4) million in the full year ended December 31, 2017, a decrease in net income of $         million. A major contributor to the decrease was increased non-cash stock compensation expenses and vesting of unallocated shares associated with the termination of the Hydrofarm, Inc. Employee Stock Ownership Plan (the “ESOP”) in connection with the May 2017 acquisition of Hydrofarm, LLC.

Our non-cash stock compensation expenses were $         million for the year ended December 31, 2018 compared to $30.3 million for the full year ended December 31, 2017, an increase of $         million. In addition, for the year ended December 31, 2018, (i) depreciation and amortization expenses increased by $         million, (ii) interest expense increased $         million primarily due to new debt issuance and higher borrowing levels, and (iii) goodwill impairment increased $         million due to the impairment of goodwill in the U.S. reporting unit. These increased expenses for the year ended December 31, 2018, were offset by other income of $         million and income tax reductions of $         million.

EBITDA and Adjusted EBITDA

Our EBITDA in the year ended December 31, 2018 was $         million compared to $8.2 million for the full year ended December 31, 2017, a decrease of $        million. Our Adjusted EBITDA for the year ended December 31, 2018 was $         million compared to $9.8 million for the full year ended December 31, 2017, a decrease of $         million.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted Net Income, EBITDA and Adjusted EBITDA, which are non-U.S. GAAP financial measures. We believe that Adjusted Net Income, EBITDA and Adjusted EBITDA, when used in conjunction with net income (loss), the most directly comparable U.S. GAAP financial measure for each of Adjusted Net Income, EBITDA and Adjusted EBITDA, provides useful information about operating results, enhances the overall understanding of past financial performance and future prospects, and allows for greater transparency with respect to the key metric we use in our financial and operational decision making. Adjusted Net Income, EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP, and it should not be construed as an inference that our future results will be unaffected by any items adjusted for in Adjusted Net Income, EBITDA and Adjusted EBITDA. In evaluating Adjusted Net Income, EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of those adjusted in this presentation.

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We define “Adjusted Net Income” as net income (loss) before ESOP compensation. We define “EBITDA” as Adjusted Net Income before ESOP compensation, depreciation and amortization, goodwill impairment, interest, taxes and other income. We define “Adjusted EBITDA” as EBITDA further adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include transaction expenses and management fees. We caution investors that amounts presented in accordance with our definitions of Adjusted Net Income, EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted Net Income, EBITDA and Adjusted EBITDA in the same manner. We present Adjusted Net Income, EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance. EBITDA and Adjusted EBITDA are used in certain calculations under the credit agreements governing our indebtedness, to evaluate the effectiveness of our business strategies, to make budgeting decisions, to compare our performance against that of other peer companies using similar measures and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including Adjusted Net Income, EBITDA and Adjusted EBITDA as a reasonable basis for comparing our ongoing results of operations.

Adjusted Net Income, EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Some of these limitations include the following:

•	they do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;
•	they do not reflect changes in our working capital needs;
•	they do not reflect the significant interest expense, or the amounts necessary to service interest or principal payments on our indebtedness;
•	they do not reflect income tax expense (benefit), and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;
•	although depreciation and amortization are eliminated in the calculation of EBITDA and Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any costs of such replacements;
•	they do not reflect the non-cash component of ESOP compensation;
•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations; and
•	other companies in our industry may calculate Adjusted Net Income, EBITDA and Adjusted EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted Net Income, EBITDA and Adjusted EBITDA only as supplemental information.

The following table reconciles Adjusted Net Income, EBITDA and Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net income (loss).

[EBITDA RECONCILIATION CHART]

Liquidity and Capital Resources

Our accounts receivable for the year ended December 31, 2018 were $      million compared to $15.9 million for the full year ended December 31, 2017, a decrease of $      million. This excludes the results from Hydrofarm Canada. The decrease was primarily due to lower volume of U.S. sales, as discussed above. In addition, inventories, excluding the results from Hydrofarm Canada, for the year ended December 31, 2018 were $      million compared to $64.9 million for the full year ended December 31, 2017, an increase of $      million. The increase in inventories was primarily due to customer purchase orders from a trade show that were later cancelled. Accounts payable, excluding the results from Hydrofarm Canada, for the year ended December 31, 2018 were $      million compared to $16.3 million for the full year ended December 31, 2017, an increase of $      million. The increase was primarily due to the increase in inventory, discussed above. Including the results from Hydrofarm Canada increased accounts receivable (excluding the impact of intercompany eliminations), inventory and accounts payable by $      million (excluding the impact of intercompany eliminations), $      million and $      million, respectively.

Our Credit Facilities

The long-term debt of our subsidiaries consisted of the following at November 30, 2018 and 2017.

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Bank of America Revolving Credit Facility

Our wholly-owned and indirect subsidiaries, Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO, LLC (“WJCO”), EHH Holdgings, LLC (“EHH”), Sunblaster LLC (“SunBlaster”), GS Distribution Inc. (“GS”), Sunblaster Holdgings, ULC (“Sunblaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS”) and Hydrofarm Canada, LLC (“Hydrofarm Canada”) are parties to a Loan and Security Agreement with Bank of America, N.A., as agent (“Bank of America”), and other lenders party thereto (as amended and restated to date, the “BofA Agreement”). The BofA Agreement provides for revolving borrowings of up to $60 million asset-based revolving credit facility, subject to applicable borrowing base availability. The BofA Agreement also provides for a letter of credit facility of up to $6 million and a swingline facility of up to $10.5 million. Borrowings under the BofA Agreement are subject to variable interest rates based on certain U.S. and Canadian-based interest rates plus an applicable margin, which is determined by the average daily amount available for borrowing under the BofA Agreement for an applicable period. In the event of certain asset dispositions (subject to certain exceptions) and other certain other circumstances, we are required to use the net proceeds from any such asset dispositions to prepay borrowings under the BofA Agreement. The BofA Obligors are obligated to repay the amounts that used under the BofA Agreement in full by February 10, 2022, subject to certain terms that may require earlier payment.

To secure the prompt payment and performance of obligations required under the BofA Agreement, the BofA Obligors have granted to Bank of America a first-priority lien on all cash, accounts receivable and inventory of the BofA Obligors and a second-lien priority lien on all other assets and personal property of the BofA Obligors.

Furthermore, until full payment of all obligations required under the BofA Agreement, the BofA Obligors shall not do, among other things, any of the following, except as permitted by the BofA Agreement:

•	create, incur, guarantee or suffer to exist any debt;
•	create or suffer to exist any lien upon any of our property (as such term is defined therein);
•	declare or make any distributions (as such term is defined therein);
•	make or permit to exist any investment;
•	dispose of any assets;
•	make any material changes in accounting treatment or reporting practices, except as required by U.S. GAAP; or
•	make any fundamental changes, which includes, but is not limited to (i) change of name, (ii) change of tax, charter or other organizational identification number, (iii) change of form or jurisdiction of organization, or (iv) liquidate, wind up affairs or dissolve.

Under the BofA Agreement, the following actions, among others, could be deemed to be an “event of default” that may result in the automatic acceleration of the due date, payment of all obligations and termination of all revolver commitments, without any action by Bank of America or notice of any kind.

•	The BofA Obligors fail to pay obligations when due;
•	Any representation, warranty or other written statement made in connection with any loan documents or transaction contemplated thereby that is incorrect or misleading in any material respect when given;
•	A guarantor repudiates, revokes or attempts to revoke its guaranty;
•	An insolvency proceeding is commended by any Obligors under the BofA Agreement;
•	A change of control occurs; or
•	A default in the performance and observance of certain covenants.

On May 18, 2018, the Obligors entered into a forbearance agreement with Bank of America due certain events of default under the BofA Agreement. Under the forbearance agreement, Bank of America and each of the lenders under the BofA Agreement agreed to forbear from exercising its rights and remedies under the BofA Agreement in connection with certain defaults until July 15, 2018, or an earlier date, under certain conditions (the “BofA Forbearance Period”). On July 16, 2018, the Obligors entered into the First Amendment to Forbearance Agreement and Second Amendment to the Amended and Restated Loan and Security Agreement to extend the BofA Forbearance Period until August 15, 2018. On August 15, 2018, we entered into the Second Amendment to Forbearance Agreement and on August 22, 2018, we entered into the Third Amendment to Forbearance Agreement. On August 24, 2018, we entered into the Waiver and Third Amendment to the Amended and Restated Loan and Security Agreement in which Bank of America waived certain continuing events of default and agreed to amend certain covenants and provisions of the BofA Agreement to bring the BofA Obligors under the BofA Agreement back in compliance with the covenants under the BofA Agreement.

As of November 30, 2018, we had borrowings outstanding under the BofA Agreement of approximately $22.0 million and outstanding letters of credit of $800,000, with $8.4 available for future borrowings under the BofA Agreement. As of December 31, 2017, we had borrowings outstanding under the BofA Agreement of approximately $47 million, with $7 million available for future borrowings under the BofA Agreement.

Term Loan Agreement

Our wholly-owned and indirect subsidiaries, Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO, EHH and Sunblaster, as borrowers (collectively, the “Term Loan Obligors,” and together with the BofA Obligors, the “Subsidiary Obligors”), and Hydrofarm Canada, as guarantor, are parties to a Term Loan Agreement with Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a $75 million term loan, with an interest rate of Libor plus 700 basis points and an annual principal amortization of 2.5%. The Term Loan Obligors are obligated to repay the amounts used under the Term Loan Agreement in full by May 12, 2022, subject to certain terms that may require earlier payment.

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To secure the prompt payment and performance of obligations required under the Term Loan Agreement, the Term Loan Obligors have granted the Term Loan Lenders a second-priority lien on all cash, accounts receivable and inventory of the Term Loan Obligors and a first-priority lien on all other assets and personal property of the Term Loan Obligors, subject to certain exceptions.

Furthermore, until full payment of all obligations under the Term Loan Agreement, the Term Loan Obligors shall not do, among other things, any of the following, except as permitted by the Term Loan Agreement:

•	create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);
•	create, incur, assume or permit to exist or be created or assumed any lien (as such term is defined therein) or any of their respective property, whether owned at such date or acquired thereafter;
•	sell any assets;
•	make or permit to exist any investment (as such term is defined therein);
•	declare or make any distributions (as such term is defined therein);
•	make any material changes in accounting treatment or reporting practices, except as required by U.S. GAAP;
•	change its name;
•	change its form or jurisdiction of organization, or
•	liquidate, wind up its affairs or dissolve itself.

Under the Term Loan, the following actions, among others, could be deemed to be an “event of default” that may result in the automatic acceleration of the due date, payment of all obligations, and termination of all revolver commitments would be terminated, without any action by the Term Loan Lenders or notice of any kind.

•	The Term Loan Obligors fail to pay our obligations when due;
•	Any representation, warranty or other written statement of a borrower under the Term Loan Agreement made in connection with any loan documents or transaction contemplated thereby is incorrect or misleading in any material respect when given;
•	A guarantor repudiates, revokes or attempts to revoke its guaranty;
•	An insolvency proceeding is commended by a borrower under the Term Loan Agreement;
•	A change of control occurs; or
•	A default in the performance and observance of certain covenants.

On May 18, 2018, we entered into forbearance agreement with Brightwood in light of the occurrence of certain events of default under the Term Loan Agreement. The Term Loan Agreement was also amended to defer the amortization and interest payments due during the Term Loan Forbearance Period (as defined below) and we also agreed to a minimum EBITDA test and granted Brightwood the right to appoint a board observer to our board of directors. Under the forbearance agreement, Brightwood and each of Term Loan Lenders under the Term Loan Agreement agreed to forbear from exercising its rights and remedies under the Term Loan Agreement in connection with such defaults until July 15, 2018 or an earlier date, under certain conditions (the “Term Loan Forbearance Period”). On July 16, 2018, we entered into an amendment to the forbearance agreement, which extended the Term Loan Forbearance Period until August 15, 2018. On August 24, 2018, we entered into the Waiver and Amendment No. 3 to the Credit Agreement in which Brightwood and the Term Loan Lenders waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Loan Agreement to bring the Term Loan Obligors back in compliance with the covenants under the Term Loan Agreement.

As of November 30, 2018 and 2017, we had borrowings outstanding under the Term Loan Agreement of approximately $78.6 million and $74 million, respectively.

Intercreditor Agreement

Bank of America and Brightwood are parties to a certain intercreditor agreement in connection with their roles as lenders to us (as amended and restated to date, the “Intercreditor Agreement”) that governs and confirms the relative priority of their respective security interests of all of our assets and property securing our obligations under the BofA Agreement and Term Loan Agreement. Although we are not a party to the Intercreditor Agreement, we acknowledged and agreed to be bound by the provisions therein and recognize all rights granted thereby to Bank of America and Brightwood.

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First National Equipment Lease Agreement

On February 13, 2018, and as amended on March 20, 2018, we entered into the First National Equipment Lease Agreement with First National Capital. Under the First National Equipment Lease Agreement we leased equipment for day-to-day operations with an aggregate cost of $797,743, with a 48-month term. We must keep all equipment leased under the First National Equipment Lease Agreement free of any liens and encumbrances of any kind or nature other than those created by, through or under First National.

On March 20, 2018, First National Capital assigned to Continental Bank all of its rights, title and interest in and to the respective lease documents and the property leased pursuant to such documents. As of the date of this prospectus, we have made all monthly payments as scheduled and foresee that we will continue to do so.

Eltac Sabadell

Our wholly-owned, indirect subsidiary, Eltac XXI, S.L. (“Eltac”) is party to a lending agreement with Banco de Sabadell, S.A. (the “Sabadell Agreement”). Under the Sabadell Agreement, Eltac received a €700,000 revolving credit facility, which matures on June 23, 2019 and is underwritten by an $800,000 USD standby letter of credit issued under the BofA Agreement by the BofA Obligors for benefit of Banco de Sabadell, S.A., for the purpose of financing €600,000 working capital and €100,000 for a bonded warehouse guarantee. The credit facility automatically renews annually provided the underlying guarantee is current. As of November 30, 2018, the loan balance under the Sabadell Agreement was €417,251.

Eltac Equipment Lease

Eltac is a party to a Capital Lease with iberCaja Leasing y Financiacion, S.A. (the “iberCaja Lease”). Under the iberCaja Lease, Eltac, leased a forklift for day to day operations for a 60-month term. An aggregate of €14,080 of the €22,611 initial obligation has been paid as of November 30, 2018.

Eltac Mortgage Agreement

Eltac is a party to two mortgages on property owned by it, which is located at Parque empresarial Sector P9, Edificio C, Figueruelas (Zaragoza) Spain Bay 1 and Bay 2 (the “Eltac Notes”). Under the Eltac Notes, Eltac acquired two bays of a 10-bay warehouse in Zaragoza, Spain for its primary operations and place of business. The Eltac Notes were originated on February 24, 2011, in an aggregate principal amount of €199,700 euros and €192,000 euros for Bay 1 and Bay 2, respectively, and amortize over 154 months through December 31, 2023. As of November 30, 2018, the balance remaining on the Eltac Notes for Bay 1 and Bay 2 was €68,022 and €63,389, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Critical Accounting Policies

Our significant accounting policies are described in the note 4 of our audited condensed financial statements included elsewhere in this prospectus.

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BUSINESS

Overview

We believe that we are the longest operating specialty indoor garden wholesaler in the United States, with more than 40 years of operating history, as well as one of the leading independent providers of hydroponics products in North America. With more than 5,000 SKUs, we serve as a one-stop source for indoor gardening merchandise and utilize a vertically integrated operating model that ships directly to retailers and customers, providing what we believe to be nearly unmatched capabilities in the industry. Our products include advanced indoor garden, lighting and ventilation systems, liquid plant food products, heat mats, and other related products and accessories for hydroponic gardening. We also believe that we are the largest distributor of hydroponic gardening products in Canada.

As of July 2018, we have supplier relationships in 15 countries and distribute products across the United States and Canada from six distribution centers in the United States and three in Canada. We believe that our six U.S.-based distribution centers can reach 95% of the U.S. population within 24 to 48 hours. See “— Large, Established Distribution Infrastructure.”

Home growers and commercial growers are realizing the benefits related to using hydroponics, which we believe will lead to growth in both the size and value of the hydroponic retail market. We believe this growth can be attributed to positive trends in home gardening, increasing demand for farm-to-table food sourcing, increased demand for organic produce urbanization, climate change and water shortages. We also believe that the expansion of cannabis legalization across the United States and Canada will drive market demand for high quality indoor gardening products.

Recent Developments

Acquisition of Eddi’s Wholesale Garden Supplies, Ltd.

In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS”), and the distribution division of Greenstar Plant Products, Inc. (“Greenstar”), two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of $50 million. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become, we believe, one of the leading lighting and hydroponics equipment distributors in Canada. We believe that this experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share.

Pre-IPO Transactions

Private Placement and Merger

In October 2018, we consummated a private placement offering of 15,804,116 units (each a “Unit,” and collectively, the “Units”) at a price per Unit or $2.50 for gross proceeds of approximately $41.5 million. Each Unit consisted of (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of (i) the effectiveness of this registration statement, of which this prospectus forms a part, (ii) the closing of an initial public offering of the Company’s common stock or (iii) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”).

As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”). The Placement Agents are not a party to the Registration Rights Agreement (as defined herein) and the shares underlying the Placement Agent Warrants are not included in the registration statement, of which this prospectus forms a part.

Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities (the “Loan Transactions,” and together with the Private Placement, Merger and Concurrent Offering, the “Pre-IPO Transactions”). The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement (the “Merger Warrants”). In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.

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Hydroponics Overview

Hydroponics is the farming of plants without the use of soil. Specifically, hydroponic farming utilizes mineral-rich nutrient solutions in continuously moving water solvent to feed and grow plants. There are many variations of hydroponic farming, each with its own set of benefits. One of the primary benefits of hydroponics is that it provides farmers with great amounts of flexibility to produce whatever they desire, whenever and wherever.

We believe that hydroponics has become a popular form of growing plants due to its key benefits, including:

•	similar output as soil-based gardening with 50% less space;
•	faster harvest times as plants focus their energy on producing plant mass rather than root structure;
•	higher quality production, including higher biological and dietary value;
•	the avoidance of certain soil-based pests and diseases as well as the absence of weeds;
•	ease of use for all levels of gardening professionals;
•	extremely eco-friendly, requiring 90% less water than soil-grown plants and 60% less fertilizer than soil-grown plants; and
•	droughts and storms do not affect growing, increasing the viability of year-round growth.

Through our product offerings and our customer service and marketing and sales efforts, we seek to become a leading independent provider of hydroponics products in North America. We believe that our six U.S.-based distribution centers can reach 95% of the U.S. population within 24 to 48 hours.

Market Overview

Cannabis

Although we sell our products primarily through third party retailers and resellers, it is evident to us that the legalization of cannabis in many states and Canada has had a significant, positive impact on our revenues. Conversely, we are exposed to risks related to the cannabis industry generally. We are not in direct contact with the cannabis plant and, to our knowledge, do not sell directly to cannabis growers or to sellers or retailers that sell only to the cannabis industry, and accordingly, are not currently subject directly to any state laws or regulations controlling entities participating in the legal cannabis industry. However, regulation of the cannabis industry does impact those that we believe represent many end-users for our products and, accordingly, there can be no assurance that changes in regulation of the industry and more rigorous enforcement by federal authorities will not have a material adverse effect on us.

The cannabis growing industry is experiencing rapid growth driven by the state-level legalization efforts in the U.S. and Canada. The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its cultivation and sale. We believe the expansion of U.S. state adoption of legal cannabis will drive growth in the market for legalized cannabis along with demand for high quality indoor gardening products. Looking forward, according to New Frontier Data, the U.S. cannabis market is projected to reach approximately $25 billion by 2025, up from approximately $8 billion in 2017. However, notwithstanding laws in various states permitting certain cannabis activities, cannabis remains illegal in many states for medicinal or non-medicinal use, or both, and is illegal for any use under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

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Figure 1: U.S. State Cannabis Laws

The market is still in its infancy, with early adopter states Colorado, California and Washington representing a large portion of historical industry revenues. We believe the expansion of U.S. state adoption of legal cannabis will drive growth in the market for legalized cannabis along with demand for high quality indoor gardening products. Looking forward, according to New Frontier Data, the U.S. cannabis market is projected to reach approximately $25 billion by 2025, up from approximately $8 billion in 2017.

Figure 2 – U.S. Cannabis Market Size

Furthermore, assuming cannabis was federally legal in all states for both medical and adult use, the total addressable market is estimated to have been in the $35 billion range in 2017 and estimated to grow to nearly $55.5 billion by 2025. We are not aware of any changes, or contemplated changes, to federal law that would legalize cannabis use.

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Figure 3 - Total Cannabis Demand Forecast

We also believe that the consumer penetration rate into the U.S. legalized cannabis market will rise substantially over the long-term, driven by medical and adult use legalization by states, increased understanding of the medical benefits of cannabis along with fewer negative perceptions, and ultimately, federal government legalization of cannabis, as indicated in the figure below (Figure 4).

Figure 4 – U.S. Legalized Cannabis Market: Consumer Penetration Rate

In addition to the growing U.S. cannabis market, the cultivation, sale, and consumption of cannabis for adult use was legalized in Canada in June 2018, with the expected implementation of the new regulatory framework to take effect in October 2018. As a result, the wholesale market for medical and adult use of cannabis in Canada is projected to grow to $5 billion (Canadian dollars) by 2021 from $0.5 billion (Canadian dollars) in 2017.

Industry Consolidation

Hydrofarm is one of the two major consolidators in the industry. The other is Sunlight Supply, Inc. (“Sunlight Supply”), now part of Scotts Miracle Gro Company (“SMG”). In November 2017, Hydrofarm acquired EWGS and the distribution division of Greenstar, who we believe are two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of $50 million. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading lighting and hydroponics equipment distributors in Canada. We believe that this experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share.

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In June 2018, SMG acquired Sunlight Supply for $450 million, leaving Hydrofarm to be what we believe is the largest independent distributor in the United States and with the second largest U.S. market share in the hydroponics growing equipment and supplies market. We believe that this substantial investment in hydroponics distribution is a testament to the long-term growth value of the sector. The acquisition has left the market at an inflection point and we believe it may serve as a catalyst for brand re-alignment in the hydroponics industry. We believe this presents an opportunity for Hydrofarm to increase distribution with independent brands that compete with brands owned by SMG. We believe SMG’s acquisition of Sunlight Supply will serve as a catalyst, which will provide us opportunities for acquiring smaller competitors in what is currently a fragmented market.

California Cannabis Cultivation Market and Short-Term Supply Chain Disruption

The California cannabis cultivation market has grown rapidly since the state legalized the use of cannabis for medical uses. The base of cannabis growers in California has grown to over 65,000 growers over the past 20 years.

Unfortunately, the recently implemented adult regulatory changes in California has caused a disruption to the cannabis supply chain which has affected our sales as growers in many counties have been unable to obtain the necessary licensing and have pulled back on equipment purchases due to the regulatory uncertainty in the market. California continues to struggle with the transition from a large and loosely regulated market for medical cannabis to an even larger but strictly regulated adult cannabis market. As of May 1, 2018, we believe that only 12 of the 58 counties in the state are granting licenses to growers and dispensaries, and 3,200 such licenses have been issued. California does not currently cap the number of licenses that will be issued, other than Type 3 (medium cultivation) and vertical integration is allowed, with the exception of testing laboratories, which are prohibited from holding ownership interest in any other license type. We do not believe that the cannabis growing supplies market is in decline and expect the industry to return to growth as California works through the regulatory issues, consumer demand for legal cannabis continues to increase and more states continue to authorize and regulate the growth of cannabis. We believe the supply chain disruption is now beginning to stabilize. As the backlog of grower licensing in California ceases, we believe the demand for hydroponic equipment and supplies will move more in line with consumer demand and that we are well positioned to capitalize on the expected growth in the end market. In addition, in most states where the laws have changed, the marketplace has quickly evolved in favor of mid and large-size players and we believe our commercial and institutional sales strategy positions us to thrive in that environment over the long run. See “Risk Factors – Risks Relating to the Cannabis Industry.” In addition, we believe the medicinal and adult legalization of cannabis in the Northeast and Midwest would likely cause supply shortages and increasing demand across the United States.

Growth Strategy

We expect continued long term growth of demand for our products driven by the (i) continued expansion of hydroponic horticulture, including large scale vertical farming, hydroponic greenhouse, and local hydroponic food production, and (ii) expansion of medicinal and adult cannabis regulations. Hydroponic cultivators of all types require the hardware that Hydrofarm provides, including lights, benches, control systems, etc., along with “consumable” items such as nutrients (specialty fertilizer), grow media (specialty soils) and additives.

We expect to leverage these market trends through a strategy of providing a complete supply chain solution for hydroponic cultivators of all types. We are well positioned to capitalize on the growth of our underlying markets by:

•	Expanding our product portfolio to include the majority products required by commercial growers to engage in cultivation.

•	Establishing strategic distribution partnerships with leading suppliers with product solutions well established in the grower community

•	Expanding and increasing sales of our proprietary brands (over 1,000 SKUs that accounted for approximately 40% of our revenue for the year ended December 31, 2017) as the product margin for these types of products is nearly double that of our distributed products

•	Partnering with cultivation consultants, who provide insights and access to growers, with our supply chain solution, leading to both equipment sales and on-going sales of consumables.

•	Highlighting the company’s new LED lighting brand and partnership. As the industry continues to explore the benefits of LED lights, Hydrofarm is well positioned with a brand and product line that is differentiated in the market and with leading functional benefits for the cultivators.

•	In conjunction with the LED launch, leveraging the partnership with the Sanan Group, the largest chip maker in the world and the manufacture our Photo-Bio brand.

•	Utilizing our scale and purchasing power to buy our distributed products at the most competitive prices available in the industry.

•	Identifying acquisition opportunities as we believe there are numerous opportunities for acquiring smaller competitors in a fragmented market.

Broad Customer Base and Marketing Presence

We maintain a broad, active base of more than 1,700 customer accounts with 400 of those accounts purchasing more than $100,000 from us annually. Our diversified customer base is largely comprised of retailers of commercial and home gardening equipment and supplies, including: (i) garden centers and hardware stores, (ii) eCommerce webstores, such as Amazon, (iii) specialty hydroponic retailers and (iv) commercial greenhouse builders. We anticipate that our product offerings will continue to attract a diversified customer base, especially as the hydroponics product retail market grows and the trend of U.S. state adoption of legalizing cannabis continues.

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Our three-pronged marketing strategy consists of: (i) print media, (ii) an online presence, and (iii) tradeshows (including private customer events). We believe our marketing, together with our pursuit of excellent customer service, are the key factors that have enabled us to maintain 7+ year relationships with our 15 largest customers.

We produce a 650+ page annual wholesale catalog. In addition to our marketing materials, we strategically place ads in industry-targeted publications, including magazines such as Grozine and Maximum Yield. In addition, we have 11 registered domains, including www.hydrofarm.com, www.hydrofarmcommercial.com and http://www.phantomballast.com.

We have a six-year relationship with Amazon that covers indoor gardening products. Amazon purchases and warehouses 2,000+ of our SKUs to be sold to customers within the United States. Some of our Amazon-listed products have become the most popular in their respective categories and are highlighted as such as “No. 1 Best Sellers.” Examples include the Active Aqua Water Pump and Active Aqua Chiller.

Sales

Our growth strategy has enabled us to increase our net sales from $162 million in 2013 to $260 million in 2017, a 12.6% compounded annual growth rate. Please see our financial statements and the related notes contained elsewhere in this prospectus.

For the year ended December 31, 2018, our net sales were $         million in comparison to $         million for the year ended December 31, 2017. We believe that our 2018 performance was primarily due to the disruption in the California market. See “—California Cannabis Cultivation and Short-Term Supply Chain Disruption.”

Seasonality

We experience limited seasonality due to the year-round utilization of indoor gardening supplies and products; however, outdoor and lawn and garden related product sales are concentrated in our second fiscal quarter by retailers who rely on our ability to deliver products closer to when consumers buy our products, thereby reducing retailers’ pre-season inventories.

Historically, substantially all orders have been received and shipped within the same fiscal year with minimal carryover of open orders at the end of the fiscal year.

Products

The following table indicates our net sales by product for the last two years:

$ in Millions	December 31, 2018		December 31, 2017
Net sales by Product Category
Grow Media and Nutrients	$113.0	52.9%	$123.3	47.3%
Equipment	50.1	23.5%	66.9	25.7%
Light Systems	24.9	11.7%	50.3	19.3%
Light Bulbs	7.7	3.6%	10.2	3.9%
Lawn & Garden	8.5	4.0%	1.6	0.6%
Accessories	4.6	2.1%	4.8	1.9%
Other	4.8	2.2%	3.3	1.3%
Total	$213.5	100.0%	$260.4	100.0%

Growing Media and Nutrients

We distribute certain products that are used in order to improve the efficiency of the agricultural growing and the cultivation process. Growing media consists of premium soils and soil alternatives, such as rock wool, used in hydroponic cultivation. The nutrients subset includes products that provide nutrition to crops for hydroponic cultivation.

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Our leading products in this product line are Grodan rock wool blocks, Foxfarm soils and nutrients, and Pro-Mix soils. Each one of these growing media and nutrients enables the agricultural products on which they are used to maximize crop quality and yields.

Premium Soil	Commercial Nutrients	Growing Media

Hydroponic Systems

We have six different product offerings within our hydroponics systems, (i) hydro components, (ii) meters and solutions, (iii) pumps and irrigation systems, (iv) water filtration systems, (v) pots and containers and (vi) tents and tarps. We offer these products to customers both as individual products and as a combination.

Rolling Bench	PH Meter	Reverse Osmosis System	Grow Tent Kit

Our leading products in this product line are rolling benches, flood trays, PH meters filtration systems and grow tents. Hydroponic systems products make up the core equipment and accessories that are needed for hydroponic cultivation.

Our propriety brands in the hydroponic systems category include Active Aqua, AutoPilot, and Active Air.

Lighting Systems and Bulbs

We have 7 different product offerings within our lighting systems, (i) lighting systems/kits, (ii) grow light reflectors, (iii) grow light ballasts, (iv) LED lighting, (v) fluorescent lighting, (vi) grow light bulbs and (vi) lighting accessories. We offer these products to customers both as individual products and as a combination.

Our leading products in this product line are Phantom double end high-intensity discharge (“HID”) grow light systems, ballasts and reflectors. We believe our Phantom lighting products also outperform the competition in terms of light output per watt, and therefore provide superior efficiency, reliability, lighting uniformity compared our competitors.

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HID Light System	Grow Light Reflector	Grow Light Ballast	Grow Light Bulb	LED Light System

In order to evaluate the superiority of our proprietary brand “Phantom” lights, we worked with an independent third-party to assess the performance of these products against the similar products offered by our competitors. Based on the results of this examination, conducted by Independent Testing Laboratories, Inc., the Phantom DE Open and Phantom DE Enclosed both outperformed the competitors with respect to the light output per watt, an indicator of the efficiency of the products.

Light Output Per Watt versus Competing Products – Tested by Independent Testing Laboratories, Inc.:

Our propriety brands in the lighting category include Phantom, Raptor, Quantum and Xtrasun.

In July 2018, we launched a new line of proprietary LED lighting products under the PhotoBio brand in partnership with one of the largest LED chip producers globally. The PhotoBio product range includes both small scale commercial indoor applications and large scale greenhouse applications. The PhotoBio line has what we believe is a higher performance level at a lower cost than current leading LED products.

Suppliers and Manufacturers

Our products obtained from suppliers include both our branded proprietary products and distributed products. All the products purchased and resold are applicable to indoor and outdoor growing for organics, greens, and plant-based medicines.

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Our proprietary products are sourced from over 80 different suppliers, primarily in China. Quality control is a critical priority for our team charged with ensuring the supply of the products from our suppliers, specifically those coming from China. We seek to ensure the highest level of quality control for our products through routine factory visits, spot testing and continual, ongoing supplier due diligence.

Our distributed products are sourced from over 200 suppliers. Our internal team is charged with maintaining strong relationships with current suppliers, while also constantly tracking current and future market trends and reviewing offerings of new suppliers.

Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market or our wholesale customers. See “Risk Factors – Risks Relating to Third Parties.”

Large Established Distribution Infrastructure

We have a fully developed distribution network across North America, that includes six distribution centers in the United States and two in Canada. These strategically placed distribution centers have enabled us to account for what we believe is approximately one third of the 2017 North America wholesale indoor gardening market, and to become the largest hydroponics distributor in Canada.

We operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada we have distribution centers, in Langley, British Columbia and Cambridge, Ontario. In Spain we have a distribution center in Zaragoza, which is charged with serving the European market.

We work with a network of third-party common carrier trucking/freight companies that service our customers across the globe. We receive daily customer orders via our business-to-business e-commerce platform. Orders are then routed to the applicable distribution center and packed for shipments. The majority of customer orders are shipped and delivered within 24 to 48 hours of order receipt. Shipments are delivered to customers via less-than-truckload common carriers, dedicated lease trucks, small parcel or vendor dropship.

Competition

Our key competitors include national wholesale distributors and manufacturers of indoor gardening supplies. The indoor gardening industry is a highly fragmented and competitive industry. We compete with companies that may have greater capital resources, facilities and/or diversity of product lines. Additionally, if demand for our hydroponic growing equipment continues to grow and if the cannabis industry continues to develop, we expect many new competitors to enter the market, as there are no significant barriers to entry with respect to wholesale or direct sales of hydroponic growing equipment.

However, we believe that we have created a number of competitive advantages that will make competing with us more challenging:

•	Highly Fragmented Customer and Supplier Base: Our 1,700-plus retail customers rely upon us to provide a single source for all of their customers’ equipment/consumable supplies which we successfully source from hundreds of suppliers around the world.
•	Endless-Aisle Inventory Provider: We provide retail customers access to over 5,000 SKU’s and maintain sufficient stock in each of our six U.S.-based distribution centers so that delivery can be completed within 24 to 48 hours.
•	Highly Experienced and Knowledgeable Salesforce: We employ a highly qualified salesforce that provides educational materials and support to the customer base of a rapidly changing industry that is evolving with new products and applications for organic food and cannabis cultivation. Our sales managers average over 10 years of tenure with us.
•	Difficult to Replicate Proprietary Brand Portfolio: 39% of our revenue and 50% of our gross profit in our 2017 fiscal year were derived from our 26 proprietary brands that have taken years to accumulate and grow and are protected by multiple forms of intellectual property.
•	We have a fully developed distribution network across North America, that includes six distribution centers in the United States and three in Canada. The majority of customer orders are shipped and delivered within 24 to 48 hours of order receipt.

We believe that our pricing, inventory and product availability and overall customer service provide us with the ability to compete in this marketplace. In addition, as we increase the number of distribution centers, we expect to be able to reach customers faster and therefore penetrate our reach with existing customers even further as well as reach new customers. As a byproduct of the addition of new distribution centers, we also believe, that as we develop the consistency of a leading national and global brand with operations in multiple states and countries, our customers will have the confidence to buy from us.

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Government Regulation

While there is no governmental regulation relating to the sale of hydroponic equipment, certain products included in our growing media and nutrients product line are subject to certain registration requirements with some U.S. state regulators and federal regulations. In both California and Michigan we have obtained the requisite licenses to sell products in our growing media and nutrients product line.

Media and Nutrients

Our leading product line is growing media and nutrients products. This product line includes certain products, such as organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of our leading products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.

International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.

In addition, the use of certain pesticide products is regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances.

Cannabis Industry

Moreover, although we do not grow cannabis, laws and regulations governing the cultivation and sale of cannabis and related products have an indirect effect on our business. Legislation and regulations pertaining to the use and growth of cannabis are enacted on both the state and federal government level within the United States. The federal and state laws and regulations governing the growth and use of cannabis may be subject to change. New laws and regulations pertaining to the use or cultivation of cannabis and enforcement actions by state and federal authorities concerning the cultivation or use of cannabis could indirectly reduce demand for our products, and may impact our current and planned future operations.

Individual state laws regarding the cultivation, possession, and of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes.

The BofA Agreement and Term Loan Agreement each restrict our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “Risk Factors—Risks Relating to our Indebtedness.”

We sell products, including hydroponic gardening products, that end users may purchase for use in new and emerging industries, including the growing of cannabis, that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.

Laws and regulations affecting the U.S. cannabis industry are continually changing. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan.

Some of our products are sold to Cannabis Industry Customers and used in connection with cannabis-related businesses that are subject to federal and state controlled substance laws and regulations. Cannabis-related businesses are subject to a number of risks related to controlled substances. Such risks include, but are not limited to, the following:

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•	Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.
•	If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis-related sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Customers are unable to comply with any applicable regulations and/or registration prescribed by the FDA, we may be unable to continue to operate our cannabis-related business and/or our financial condition may be adversely impacted.
•	Controlled substance legislation differs between states and legislation in certain states may restrict or limit our ability to sell products to Cannabis Industry Customers. Our Cannabis Industry Customers may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Customers to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the sale of our products to such Cannabis Industry Customers.
•	The failure of our Cannabis Industry Customers to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Cannabis (marijuana) is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult use cannabis laws.

Under the CSA, the U.S. Government lists cannabis (marijuana) as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacture (growth), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of marijuana under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding marijuana would likely directly or indirectly adversely affect us.

Other laws that directly impact the cannabis growers that are end users of certain of our products include:

•	Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis-related business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis-related businesses in the future.
•	Because the manufacture (growth), sale, possession and use of cannabis is illegal under federal law, cannabis-related businesses may have restricted intellectual property rights particularly with respect to obtaining trademarks and enforcing patents. If we are unable to register, or maintain, our trademarks or file for or enforce patents on any of our inventions, that inability could materially affect our ability to protect our name and proprietary technologies. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Our intellectual property rights could be impaired as a result of our cannabis-related business, and we could be named as a defendant in an action asserting a RICO violation.
•	Similar to the risks relating to intellectual property rights, there is an argument that the federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis-related businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, due to our cannabis-related business, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our financial performance and/or our ability to obtain or maintain credit.
•	Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for us to operate our business. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law. In addition, due to our cannabis-related business, our existing bank accounts could be closed.
•	Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult for us to find, and more expensive, to the extent we are deemed to operate in the cannabis industry.

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The current Trump administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice (“DOJ”) and the U.S. Attorneys’ offices to focus their marijuana enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. Further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.

Federal authorities may enforce current federal cannabis law, and if they begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. Nonetheless, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by the Patriot Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the Treasury Department issued a memorandum (the “FinCEN Memo”) providing guidance to banks seeking to provide services to cannabis-related businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis-related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis-related violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. The FinCEN Memo currently remains in place, but it is unclear at this time whether the current administration will continue to follow the guidelines of the FinCEN Memo. Such requirements could negatively affect the ability of certain of the end users of our products to establish and maintain banking connections.

Intellectual Property

We have 24 patents, 62 registered trademarks and 11 registered domains that enable us to position ourselves and our products to a wide range of customers. Our 24 issued patents cover grow lighting and hydroponic systems and components. These patents and our registered trademarks allow us to build out our proprietary brand products, which we believe are high quality products and generate higher sales margins than the distributed products that we sell.

Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources.

We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented.

In addition, because the manufacture (growth), sale, possession and use of cannabis is illegal under federal law, cannabis-related businesses may have restricted intellectual property rights particularly with respect to obtaining trademarks and enforcing patents. If we are unable to register, or maintain, our trademarks or file for or enforce patents on any of our inventions, that inability could materially affect our ability to protect our name and proprietary technologies.

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Research and Development

We continually invest in research and development to improve our products, manufacturing processes, packaging and delivery systems. In addition to the benefits of our own research and development, we actively seek ways to leverage the research and development activities of our suppliers and other business partners.

Employees

As of the December 31, 2018, we had 291 full time employees. No employees are subject to collective bargaining agreements and we have had no labor-related work stoppages.

Facilities

We have over 950,000 square feet of distribution space under leases in strategic locations, including six distribution centers in the United States, three distribution centers in Canada and one distribution center in Spain. Our headquarters is located in Petaluma, California, where we operate a key distribution center and a small assembly operation. See “Certain Relationships and Related Party Transactions.” We have in total six facilities in the United States, two in Canada and one in Spain.

We believe that our existing facilities are adequate for our needs at this time, although we do plan to open new distribution centers in the future to meet anticipated demand resulting from further deregulation of cannabis and overall market growth.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

History

Our predecessor company, originally Applied Hydroponics, Inc. was founded in 1977 in Northern California. In 1988, we opened a retail and assembly facility in Philadelphia, PA. We moved our headquarters to Petaluma, CA in 1996 and divested our retail operations in 2002. From 2003 to 2014 the we expanded distributions operations by opening distribution centers in Texas, Florida, Southern California, Colorado, and Oregon. In December 2010, Peter Wardenburg and a newly from ESOP redeemed the shares the Company’s founding shareholder. In December 2010 we established operations in Spain with the acquisition of a majority interest in Eltac.

In May 2017, we were acquired by Hydrofarm Investment Corp., owned by a group of private equity sponsors, including Serruya Private Equity, Hawthorn Equity Partners Inc. and affiliates of Broadband Capital Investments, LLC in a leveraged buyout and recapitalization transaction.

In November 2017, we established distribution operations in Canada with the acquisitions of EWGS and the distribution business of Greenstar.

In October 2018, we completed the Private Placement and Merger of Hydrofarm Investment Corp. and Hydrofarm Holdings Group, Inc.

Organizational Chart

We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4, 1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries.

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The chart below depicts our current organizational structure.

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MANAGEMENT

Executive officers and directors

The table below contains information regarding our directors and executive officers as of January 25, 2019:

Name	Age	Position
William Toler	59	Chief Executive Officer and Chairman of the Board
Bob Clamp	60	Chief Operating Officer
Jeff Peterson	51	Chief Financial Officer
Peter Wardenburg	64	Vice Chairman of the Board
Chris Payne	55	Director
Michael Rapoport	51	Director
Adam Stern	54	Director
John Tomes	56	Director

William Toler – Chief Executive Officer and Chairman of the Board

Mr. Toler has served as our Chief Executive Officer and Chairman of our board of directors since January 1, 2019. Prior to joining Hydrofarm in 2019, Mr. Toler was the President and Chief Executive Officer of Hostess Brands LLC, a food and beverage company, from April 2014 to March 2018. Under his leadership, Hostess successfully re-established the iconic Hostess brand as a leader within the sweet baked goods category, returned to the company to profitability and transitioned Hostess from a private to public company. Mr. Toler has over 35 years of executive leadership experience in supply chain management and consumer packaged goods, including previously having served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods. He has also held executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. In addition, Mr. Toler has also served as a senior advisor at Oaktree Capital Management, an investment management firm. Mr. Toler holds a B.A. in Business Management and Economics from North Carolina State University. Mr. Toler was selected to serve as Chairman of our board of directors because of his 35 years of executive leadership experience in supply chain management and consumer packaged goods.

Bob Clamp – Chief Operating Officer

Mr. Clamp has been our Chief Operating Officer since August 28, 2018, as well as Chief Operating Officer of Hydrofarm, LLC since April 2018. In his capacity as Chief Operating Officer, Mr. Clamp is responsible for our operations and spearheading its expansion into the commercial business sector of the grower market. Prior to joining Hydrofarm in 2017, Mr. Clamp was chief executive officer of One Floral Group, a commercial greenhouse, and held various roles at large food and beverage companies, including Coca-Cola and Nestle Waters. Mr. Clamp holds a B.A. in economics from Denison University.

Jeff Peterson – Chief Financial Officer

Mr. Peterson has been Chief Financial Officer since August 28, 2018, as well as Chief Financial Officer of Hydrofarm, LLC since April 2011 and will continue as Chief Financial Officer of Holdings Group following this Offering. In his capacity as Chief Financial Officer, Mr. Peterson leads our financial team. Prior to joining Hydrofarm in 2011, Mr. Peterson served in a variety of finance and accounting roles at companies such as, Force10 Networks, Turin Networks, Advent Software and The Learning Company. Mr. Peterson holds a B.A. in accounting from California State University Sacramento.

Peter Wardenburg – Vice Chairman of the Board

Mr. Wardenburg has been with Hydrofarm since 1980, joining as its first employee. He has served as director since August 28, 2018 and served as our Chief Executive Officer form August 28, 2018 to December 31, 2018. In addition, he has served as Chief Executive Officer and President of our subsidiary, Hydrofarm, LLC (previously Hydrofarm Inc.), since 2010. Mr. Wardenburg has created and executed our strategic vision since as the Chief Executive Officer and has led us from a single product company to a market-leading innovator and distributor of sophisticated indoor gardening equipment. Mr. Wardenburg holds a B.S. in environmental planning and management with a horticulture emphasis from the University of California, Davis. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors. Mr. Wardenburg was selected to serve on our board of directors because of his deep industry experience and long-term leadership of Hydrofarm.

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Chris Payne – Director

Mr. Payne has served as our director since August 28, 2018. Previously, he was a director of Hydrofarm, LLC since May 12, 2017. He will continue to serve as director in accordance with the Investor Rights Agreement. Mr. Payne is the Managing Partner and Founder of Hawthorn Equity Partners, a private equity firm focused on growth oriented, knowledge-based middle market companies across North America. Hawthorn Equity Partners is the successor to Genuity Capital Partners, a private equity business that he founded in 2005 in conjunction with Genuity Financial Group. Mr. Payne was Managing Partner of this business and primarily responsible for all of its investing activities, representing assets under management at its peak in excess of $400 million. Previously, from 2000 through 2005, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Mr. Payne was responsible for sourcing and managing a large pool of private equity investments for the bank in early stage North American businesses. Mr. Payne worked closely with the head of CIBC World Markets and the head of the Retail Banking operations on various investment strategies. Mr. Payne holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School. Mr. Payne was selected to serve on our board of directors because of his experience serving as board director across a wide variety of industries.

Michael Rapoport – Director

Mr. Rapoport has served as our director since August 28, 2018, in accordance with the Investor Rights Agreement. Mr. Rapoport has more than 25 years of experience in the financial industry and is the Managing Member of Broadband Capital Investments, LLC, a middle-market private equity sponsor focused on high growth companies. Mr. Rapoport has been instrumental in providing early financing and for advising a variety of growth companies including; Examworks (acquired by Leonard Green), Montrose Environmental (the leading US environmental services company), Vroom.com (the leading internet used car company), and Zynerba Pharmaceuticals (NASDAQ: ZYNE), a leading biotech company in the field of cannabinoids. From March 2006 to October 2013, Mr. Rapoport served as chairman of Committed Capital Acquisition Corporation, a special purpose acquisition company that consummated a business combination with The One Group, LLC (NASDAQ: STKS), and from May 2011 to December 2017, Mr. Rapoport served as chairman, chief executive officer and chief financial officer of Committed Capital Acquisition Corporation II, also a special purpose acquisition company. Mr. Rapoport received his BA degree in psychology from the University of Michigan-Ann Arbor in 1989. Mr. Rapoport was selected to serve on our board of directors because of his extensive capital markets experience.

Adam Stern – Director

Mr. Stern has served as our director since November 30, 2018, in accordance with the Investor Rights Agreement and Placement Agent Agreement. Mr. Stern has over 30 years of experience in venture capital and investment banking, focusing primarily on the technology and life sciences sectors of the capital markets. He has served as the chief executive officer of SternAegis Ventures and Head of Private Equity Banking at Aegis Capital, a boutique investment bank, since 2012. Since 2013, he has also served as director of Matinas BioPharma Holdings Inc., a clinical-stage biopharmaceutical company, and as director of Dance Biopharm Hodings, Inc. a privately-held company focused on the clinical development of inhaled insulin products, since 2015. Mr. Stern previously served as director of Prolor Biotech, Inc., Labstyle Innovations Corp., Organovo Holdings, Inc. and InVivo Therapeutics Holdings Corp. Mr. Stern received his B.A. degree in Liberal Arts from the University of South Florida in 1987. Mr. Stern was selected to serve on our board of directors because of his extensive capital markets experience.

John Tomes – Director

Mr. Tomes has served as our director since August 28, 2018, in accordance with the Investor Rights Agreement. Previously, he served as a director of Hydrofarm since May 12, 2017. Mr. Tomes joined Hawthorn Equity Partners in February 2014 after working with the firm's partners since 2006 on a variety of investments. Mr. Tomes was the Managing Partner of Hilco Equity Partners in Chicago from 2003 to 2013 where he focused primarily on middle-market investment opportunities in the United States and Canada. From 1998 to 2003, Mr. Tomes was a founding partner of Wynnchurch Capital a middle-market private equity firm based in Chicago and Canada with a similar focus. Mr. Tomes spent his formative years, from 1989 to 2008 working for GE Capital in various areas, ultimately serving as a Managing Director of GE Capital’s Merchant Banking Group. Mr. Tomes received his B.A. from Kenyon College and his Masters from the University of Chicago. Mr. Tomes was selected to serve on our board of directors because of his experience serving as board director across a wide variety of industries.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Investor Rights Agreement and Placement Agent Agreement

All of our directors have been appointed pursuant to an investor rights agreement (the “Investor Rights Agreement”) entered into with, among others, Serruya Private Equity, HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund I, LP, Arch Street Holdings I, LLC, Payne Capital Corp., the Wardenburg Family Trust and the Placement Agents (collectively, the “Sponsors”).

In connection with the Private Placement, we entered into a placement agent agreement (the “Placement Agent Agreement”) with the Placement Agents. Both the Placement Agent Agreement and Investor Rights Agreement provide the Placement Agents with the right to appoint a director to our board of directors (the “PA Director”). Adam Stern, one of our directors, has been appointed as the PA Director pursuant to the Placement Agents’ rights under the Placement Agent Agreement and Investor Rights Agreement.

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Leadership Structure of Our Board of Directors

The board of directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The primary responsibility of our board of directors is to oversee the management of our company and, in doing so, serve the best interests of the company and our stockholders. The board of directors selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Our board of directors also participates in decisions that have a potential major economic impact on our company. Management keeps the directors informed of company activity through regular communication, including written reports and presentations at board of directors and committee meetings.

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. However, we have determined that it is in the best interest of the Company and its shareholders to appoint Mr. Toler as our Chairman and Chief Executive Officer.

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until they resign or are removed from the board of directors in accordance with our Bylaws. Our officers are appointed by our board of directors and hold office until they resign or are removed from office by the board of directors.

We currently do not have any independent directors. In addition, there are currently three vacancies on our board of directors. We plan to add members to our board of directors prior to the effectiveness of this registration statement to, among other things, meet the eligibility requirements of Nasdaq.

Committees of the Board of Directors

We have not yet appointed an audit committee, nor have we appointed an audit committee financial expert to our board of directors. We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one audit committee financial expert, as soon as our resources permit and the complexity of our financial accounting warrants.

We do not presently have a compensation committee or a nominating committee. Our board of directors currently performs the functions of those committees.

Code of Ethics

We have not previously adopted a code of ethics. However, we are in the process of adopting a code of ethics.

Potential Conflicts of Interest

We have not previously adopted any written policy to address conflicts of interest that may arise between our business and the future business activities of our directors, executive officers or employees. However, we are in the process of adopting such a policy.

Board’s Role in Risk Oversight

Effective risk oversight is an important priority of the board of directors. Because risks are considered in virtually every business decision, the board of directors discusses risk throughout the year generally or in connection with specific proposed actions. The board of directors’ approach to risk oversight includes understanding the critical risks in the Company’s business and strategy, evaluating the Company’s risk management processes, allocating responsibilities for risk oversight among the full board of directors, and fostering an appropriate culture of integrity and compliance with legal responsibilities.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary compensation table

The following table contains information concerning the compensation paid during each of the two years ended December 31, 2017 and 2016 to persons covered by Item 401(m)(2) of Regulation S-K (the “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Peter Wardenburg, Chief Executive Officer and Director(1)	2018	78,462	―	―	―	―	―	―
	2017	399,231	―	―	―	―	―	―

Bob Clamp, Chief Operating Officer(2)	2018	190,385	―	―	―	―	―	―
	2017	―	―	―	―	―	―	―

Jeff Peterson, Chief Financial Officer(3)	2018	237,500	95,000	―	―	―	―	―
	2017	234,195	310,000	―	―	―	―	―

(1)	Mr. Wardenburg voluntarily reduced his salary in December 2017. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors.

(2)	Mr. Clamp joined the company as Chief Operating Officer in April 2018.

(3)	Mr. Peterson received Bonuses in 2017 and 2018 related the May 2017 change of control transaction.

Narrative Disclosure to Summary Compensation Table

Executive Employment Agreements

The following description relates to employment agreements between us and our executive officers.

Peter Wardenburg–Chief Executive Officer

In April 2017, we entered into an employment agreement with Mr. Wardenburg, to serve as President and Chief Executive Officer. Mr. Wardenburg’s has been an employee of Hydrofarm since 1977. He was appointed Chief Executive Officer in 2010. Mr. Wardenburg’s employment may be terminated by either Mr. Wardenburg or the Company at any time and for any reason. Mr. Wardenburg’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Wardenburg. Under the provisions of the agreement, Mr. Wardenburg’s base salary is $440,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Since March, 2018, Mr. Wardenburg has voluntarily served in his capacity as Chief Executive Officer of the Company at a reduced salary of $55,385. Under the agreement, if Mr. Wardenburg’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Wardenburg resigns for good reason (as defined in the employment agreement), Mr. Wardenburg will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Wardenburg resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Wardenburg’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors.

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Mr. Wardenburg’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Wardenburg from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Wardenburg will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.

Bob Clamp–Chief Operating Officer

In April 2018, we entered into an employment agreement with Mr. Clamp to serve as its Chief Operating Officer. Mr. Clamp’s employment commenced on April 1, 2018 and may be terminated by either Mr. Clamp or the Company at any time and for any reason. Mr. Clamp’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Clamp. Under these provisions, Mr. Clamp’s base salary is $300,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Clamp’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Clamp resigns for good reason (as defined in the employment agreement), Mr. Clamp will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Clamp resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Clamp’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.

Mr. Clamp’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Clamp from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Clamp will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.

Jeff Peterson–Chief Financial Officer

In April 2017, we entered into an employment agreement with Mr. Peterson to serve as its Chief Financial Officer. Mr. Peterson’s employment commenced in April 2011 and may be terminated by either Mr. Peterson or the Company at any time and for any reason. Mr. Peterson’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Peterson. Under these provisions, Mr. Peterson’s base salary is $250,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Peterson’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Peterson resigns for good reason (as defined in the employment agreement), Mr. Peterson will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Peterson resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Peterson’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.

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Mr. Peterson’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Peterson from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Peterson will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.

Outstanding equity awards at 2017 fiscal year end

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares or Unites of Stock That Have Not Vested (#)	Market Value of Shares or Unites of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Peter Wardenburg, Chief Executive Officer and Director(1)	―	―	―	―	―	―	―	―	―

Bob Clamp, Chief Operating Officer(2)	―	―	―	―	―	―	―	―	―

Jeff Peterson, Chief Financial Officer(3)	―	344,251	―	―	―	―	―	―	―

Aggregated Option Exercises and Fiscal Year-End Option Value

No options were exercised during the year ended December 31, 2018.

Directors compensation

Our directors are not compensated for their service on the board of directors. We expect to compensate newly appointed independent directors once they are appointed. We have not yet determined the compensation we will pay to our independent directors.

Board Observers

The Investor Rights Agreement provides for two nonvoting observers who have the right, subject to certain limitations, to receive information and documentation provided to the members of our board of directors prior to meetings of the board of directors and may subsequently attend all such meetings. See “Certain Relationships and Related Party Transactions.” In addition, the Placement Agent Agreement and Investor Rights Agreement provide the Placement Agents with the right to nominate one person to act as an observer on our board of directors and to attend all meetings of the board of directors in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that the board of directors provides to its directors at the same time and in the same matter provided to such directors. Further, the Term Loan Agreement provides Brightwood with the right to appoint one designee to attend all meetings of the board of directors, its committees and any other meeting of a similar governing body of each of our subsidiaries that are borrowers under the Term Loan Agreement in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that any such entity provides to its directors at the same time and in the same manner as provided to all directors, subject to certain limitations.

Director and Officer Indemnification Agreements and Insurance

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into indemnification agreements with each of our directors and executive officers (the “Indemnification Agreements”). The expect such indemnification agreements will provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed actions, suits or other proceedings, subject to certain limitations. We further expect that the indemnification agreements will also provide for the advancement of expenses in connection with a proceeding prior to a final, non-appealable judgment or other adjudication, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The indemnification agreements will set forth procedures for making and responding to requests for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between us and an indemnitee arising under the indemnification agreements.

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We maintain directors’ and officers’ liability insurance coverage for our directors and officers in their capacities as directors and officers of the Company.

Equity Incentive Plan

Our 2018 Equity Incentive Plan was established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts to the long-term interests of our stockholders. On August 22, 2018, the board of directors adopted our 2018 Equity Incentive Plan, which provides for, among other things, grants of restricted stock units, stock options, restricted stock and other stock-based awards to employees, directors, consultants and other individuals who provide services to us and our affiliates. As of November 30, 2018, we have 8,718,195 shares of our common stock reserved for issuance under the 2018 Equity Incentive Plan.

Administration. The 2018 Equity Incentive Plan shall be administered by the board of directors. Notwithstanding the foregoing, the board of directors may delegate concurrent responsibility for administering the plan, including with respect to designated classes of persons eligible to receive an award under the plan, to a committee or committees (which term shall include subcommittees) consisting of one or more members of the board of directors, subject to such limitations as the board of directors deems appropriate.

Plan Term. The 2018 Equity Incentive Plan will terminate on the tenth (10th) anniversary of the earlier of (i) the date the board of directors adopted the plan or (ii) the date the stockholders approved the plan.

Types of Awards. The plan permits the award of options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units, cash-based awards or other incentives payable in cash or in shares of common stock, as may be designated by the plan administrator.

Evidence of Awards. Awards under the plan shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations and restrictions as the plan administrator shall deem advisable and that are not inconsistent with the plan.

Dividends and Distributions. Participants may, if the plan administrator so determines, be credited with dividends or dividend equivalents paid with respect to shares of common stock underlying an award in a manner determined by the plan administrator in its sole discretion

Eligibility. An award may be granted to any employee, officer or director of the Company or any entity that, directly or indirectly, is in control of, is controlled by, or is under common control with the Company (a “related company”), whom the plan administrator from time to time selects. Certain awards may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to the Company or a related company.

Option Exercise Price. Options shall be granted with an exercise price per share not less than 100% of the fair market value of the common stock on the grant date (and not less than the exercise price required by Section 422 of the U.S. Internal Revenue Code o 1986, as amended.

Term of Options. Subject to earlier termination in accordance with the terms of the plan and the instrument evidencing the option, the maximum term of the option shall be ten years from the grant date.

Exercise of Options. The plan administrator shall establish and set forth in each instrument that evidences the option the time at which, or the installments in which, the option shall vest and become exercisable. To the extent an option becomes exercisable, the option may be exercised in whole or from time to time in part by delivery to or as directed or approved by the Company of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the plan administrator. An option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the plan administrator.

Stock Appreciation Rights. The plan administrator may grant stock appreciation rights to participants at any time on such terms and conditions as the plan administrator shall determine in its sole discretion. A stock appreciation right may be granted in tandem with an option or alone. The grant price of a tandem stock appreciation right shall be equal to the exercise price of the related option. The grant price of a freestanding stock appreciation right shall be established in accordance with the procedures for options set forth in the plan. A stock appreciation right may be exercised upon such terms and conditions and for the term as the plan administrator determined in its sole discretion.

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Term of Stock Appreciation Rights. The maximum term for a freestanding stock appreciation right shall be ten years. The maximum term for a tandem stock appreciation right shall be the term of the related option.

Payment of Stock Appreciation Right Amount. Upon the exercise of the stock appreciation right, a participant shall be entitled to receive payment in an amount determined by multiplying (i) the difference between the fair market value of the common stock on the date of exercise over the grant price of the stock appreciation right by (ii) the number of shares with respect to the which the stock appreciation right is exercised.

Stock Awards, Restricted Stock and Stock Units. The plan administrator may grant stock awards, restricted stock and stock units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a related company or the achievement of any performance goals, as the plan administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the award.

Vesting of Restricted Stock and Stock Units. Upon satisfaction of any terms, conditions and restrictions prescribed with respect to restricted stock or stock units, or upon a participant’s release from any terms, conditions and restrictions on restricted stock or stock units, as determined by the plan administrator, (i) the shares covered by each award of restricted stock shall become freely transferrable by the participant subject to the terms and conditions of the plan, the instrument evidencing the award, and applicable securities laws, and (ii) stock units shall be paid in shares of common stock or, if set forth in the instrument evidencing the awards, in cash or a combination of cash and shares of common stock.

Performance Shares. The plan administrator may grant awards of performance shares, designate to whom the performance shares are to be awarded and determine the number of performance shares and the terms and conditions of each such award. Performance shares shall consist of a unit valued by reference to a designated number of shares of common stock, the value of which may be paid to the participant by delivery of shares of common stock, or, if set forth in the instrument evidencing the awards, of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator.

Performance Units. The plan administrator may grant awards of performance units, designate the participants to whom performance units are to be awarded and determine the number of Performance units and the terms and conditions of each such Award. performance units shall consist of a unit valued by reference to a designated amount of property other than shares of common stock, which value may be paid to the participant by delivery of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator, and other terms and conditions specified by the plan administrator.

Other Stock or Cash-Based Awards. Subject to the terms of the plan and such other terms and conditions as the plan administrator deems appropriate, the plan administrator may grant other incentives payable in cash of shares of common stock under the plan.

Restrictions on Transfer. No award or interest in an award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the participant designates one or more beneficiaries on a Company-approved form who may exercise the award or receive payment under the award after the participant's death. During a participant's lifetime, an award may be exercised only by the participant. Notwithstanding the foregoing, and to the extent permitted by Section 422 of the U.S. Internal Revenue Code of 1986, as amended, with respect to incentive stock options, the plan administrator, in its sole discretion, may permit a participant to assign or transfer an award, subject to such terms and conditions as the plan administrator shall specify.

Adjustment of Shares. In the event that, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in (a)  outstanding shares of common stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or any other company or (b) new, different or additional securities of the Company or any other company being received by the holders of shares of common stock, then the plan administrator shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the plan; (ii) the maximum number and kind of securities issuable as incentive stock options; and (iii) the number and kind of securities that are subject to any outstanding award and the per share price of such securities, without any change in the aggregate price to be paid therefor.

Amendment, Suspension or Termination. The board of directors or an authorized committee thereof may amend, suspend or terminate the plan or any portion of the plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the plan; and provided, further, that the board of directors shall be required to approve any amendment that requires stockholder approval. Subject to the terms of the plan, the board of directors or an authorized committee thereof may amend the terms of any outstanding award, prospectively or retroactively.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2016, to which we were a party in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or the consideration that we paid or received, as applicable, in connection with the transactions described below are comparable to terms available or amounts that would be paid or received, as applicable, in arms'-length transactions with parties unrelated to us.

McDowell Lease Agreement

The Petaluma HQ is leased, in part, from our one of our directors, Peter Wardenburg through his ownership interests in McDowell Group, LLC (“McDowell Group”). On September 11, 2007, Adobe Creek Partners LLC (“Adobe Creek Partners”) expressed its desire to sell the Petaluma HQ, then leased from them by Hydrofarm. Mr. Wardenburg and Mr. Stuart Dvorin, each of whom then owned 25% of the Petaluma HQ, caused McDowell Group to be formed for the purpose of owning and operating the Petaluma HQ. Mr. Wardenburg owns 50% of McDowell Group. We lease the Petaluma HQ on a month-to-month basis. The original lease, dated March 22, 2006 was payable in monthly payments of base rent equal to approximately $73,441, and was extended on November 6, 2015 and is payable in monthly payments of base rent equal to $103,723. Our total rent payments for fiscal years 2018, 2017 and 2016 were $1.3 million, $1.2 million and $1.2 millon, respectively.

Management Agreements

On May 12, 2017, we entered into management agreements (the “Management Agreements”) with Hawthorn Equity Partners Inc. (“Hawthorn Equity”), an affiliate of our 5% shareholder, Hawthorn LP and JAMS Holdings LLC (“JAMS”) an affiliate of our greater than 5% shareholder, Serruya Private Equity. Pursuant to the Management Agreements, Hawthorn Equity and JAMS may provide us with various management services, including transaction advisory, financial and management consulting services. In consideration for these services, the management fees payable to Hawthorn Equity and JAMS annually were approximately $139,000 and $711,000, respectively, in addition to certain costs and expenses incurred while rendering the services stipulated in the Management Agreements. Pursuant to the Management Agreement, we incurred aggregate management fees and reimbursable expenses of $0.6 million for the year ended December 31, 2017. Certain of our current directors, Chris Payne and John Tomes, are affiliates of Hawthorne LP, and certain of our former directors, Michael Serruya, Arron Serruya and Simon Serruya are affiliates of Serruya Private Equity. Total management fees paid to Hawthorn Equity for fiscal years 2017, 2016 and 2015 were $88,326, $0 and $0, respectively. Total management fees paid to JAMS for fiscal years 2017, 2016 and 2015 were $453,433, $0 and $0, respectively

The Management Agreements were terminated in connection with the Private Placement.

Cader Sublease

The Cader Lane Warehouse is leased, in part, from Mr. Peter Wardenburg, one of our directors, through his ownership interests in Cader Lane, LLC. Mr. Wardenburg is 50% owner of Cader Lane, LLC. We lease 31,000 square feet in the Cader Lane Warehouse under a sublease with BWX Brands USA Inc. The sublease is payable in monthly payments of base rent equal to approximately $29,000 per month, and terminates on June 30, 2021. Our total rent payments for fiscal years 2018, 2017 and 2016 were $175,362, $0 and $0, respectively.

Investor Rights Agreement

We have entered into the Investor Rights Agreement with the Sponsors, which provides for rights for certain of the Sponsors to nominate seven members to our board of directors, the reimbursement of expenses of members of our board of directors, certain piggyback registration rights for securities of the Sponsors, information rights, and certain consent rights related to affiliate transactions. All of our directors have been appointed pursuant to the Investor Rights Agreement.

In addition, the Investor Rights Agreement provides that each of the Sponsors agrees to vote, or act be written consent with respect to, all voting securities beneficially owned by it, at each annual or special meeting of stockholders of the Company at which directors are to be elected, or to take all actions by written consent in lieu of any such meeting as necessary, to cause the Sponsors’ designees to be elected to the board of directors.

The Merger and Concurrent Offering

Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

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In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the Concurrent Offering and (ii) Hydrofarm Holdings, a subsidiary of HIC, and its affiliates entered into the Loan Transactions. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in the Private Placement. In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.

The principal stockholders listed in the Principal Stockholders section of this prospectus acquired their shares of common stock in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC and the Concurrent Offering and Merger. Mr. Wardenburg, one of our directors, previously held equity interests in Hydrofarm, LLC, and rolled over all or a portion of such equity interests into shares of common stock of HIC in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC. Mr. Wardenburg held the equity interests in Hydrofarm, LLC, prior to January 1, 2016.

Registration Rights

In addition to the Registration Rights Agreement, the Investor Rights Agreement provides for piggyback registration rights to certain of the Sponsors for the shares of our common stock held by such Sponsors, but not including the securities acquired by such Sponsors in connection with the Concurrent Offering and subsequently converted to securities of the Company pursuant to the Merger. The resale of these additional shares of our common stock will be eligible to be registered through piggyback registration rights, which may be exercised in connection with any future registration statement of the Company that is filed with the SEC other than the registration statement of which this prospectus forms a part.

PBCO Notes

PBCO Note 1

On May 22, 2018, we entered into a subordinated promissory note in favor of PBCO, Inc. (“PBCO”), an entity wholly-owned by Peter Wardenburg, one of our directors, in an aggregate principal amount of $4.0 million (“PBCO Note 1”). Interest on PBCO Note 1 accrued at a rate of 8.24% per annum and PBCO Note 1 was scheduled to mature on November 12, 2022. PBCO Note 1 was subject to the terms of (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of May 22, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of May 22, 2018. In connection with the Concurrent Offering, PBCO Note 1 was converted into 1,633,958 units in the Concurrent Offering and is of no further force or effect.

PBCO Note 2

On June 29, 2018, Hydrofarm Holdings entered into a subordinated promissory note in favor of PBCO in an aggregate principal amount of $2.0 million (“PBCO Note 2”). Interest on PBCO Note 2 accrued at a rate of 8.24% per annum and PBCO Note 2 was scheduled to mature on November 12, 2022. PBCO Note 2 was subject to the terms of (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of June 29, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of June 29, 2018. PBCO Note 2 was repaid with proceeds from the Private Placement and is of no further force or effect.

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PRINCIPAL STOCKHOLDERS

The table below provides information regarding the beneficial ownership of the common stock as of January 25, 2018, of (1) each person or entity who owns beneficially 5% or more of the shares of our outstanding common stock, (2) each of our directors, (3) each of our Named Executive Officers and (4) our directors and officers as a group. Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Except as otherwise indicated, and subject to applicable community property laws, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Beneficial ownership prior to this offering is based on 69,745,562 shares of our common stock outstanding as of January 25, 2018. Unless otherwise indicated below, the address for each beneficial owner listed is Hydrofarm Holdings Group, Inc., 2249 South McDowell Blvd., Petaluma, California, 94954.

		Shares Beneficially Owned
	Number	Percent
Name and Address of Beneficial Owner
5% Stockholders
Jack Serruya(1)	5,789,682	8.3%
Aaron Serruya(2)	5,789,682	8.3%
Michael Serruya(3)	5,789,678	8.3%
Simon Serruya(4)	5,789,682	8.3%
Directors and Named Executive Officers:

William Toler	0	*
Bob Clamp	0	*
Jeff Peterson	0	*
Peter Wardenburg(5)	7,004,606	10.0%
Chris Payne(6)	6,998,337	10.0%
Michael Rapoport(7)	10,368,045	14.9%
John Tomes(8)	6,766,754	9.7%
Adam Stern(9)	625,000	*
All directors and current executive officers as a group (8 persons)(10)	24,995,998	35.8%

* Less than one percent

(1)       Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2208744 Inc. Mr. Jack Serruya may be deemed to beneficially own the shares and is the natural person with voting and investment power over the shares held by 2208744 Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(2)       Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by Fruzer Inc. Mr. Aaron Serruya is the natural person with voting and investment power over the shares held by Fruzer Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(3)       Represents 5,789,678 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2118769 Ontario Inc. Mr. Michael Serruya is the natural person with voting and investment power over the shares held by 2118769 Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(4)       Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2208742 Inc. Mr. Simon Serruya is the natural person with voting and investment power over the shares held by 2208742 Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(5)       Represents 7,004,606 shares of our common stock and 816,979 shares of common stock underlying warrants to purchase shares of our common stock held of record by Wardenburg 2009 Family Trust. Mr. Peter Wardenburg is the natural person with voting and investment power over the shares held by Wardenburg 2009 Family Trust. The stockholder’s address is 2249 S. McDowell Ext., Petaluma, CA 94954.

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(6)       Represents 4,648,128 shares of our common stock and 250,454 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership, (ii) 2,118,626 shares of our common stock and 103,483 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP and (iii) 231,583 shares of our common stock and 12,110 shares of common stock underlying warrants to purchase shares of our common stock held of record in Payne Capital Corp. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn, LP. Mr. Chris Payne is an affiliate of Hawthorn LP, Hydrofarm Co-Investment Fund LP and Payne Capital Corp. Messrs. Payne and Tomes may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. Mr. Chris Payne is the natural person with voting and investment power over the shares held by Payne Capital Corp. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(7)       Represents 10,368,045 shares of our common stock held of record in HF I Investments LLC, HF II Investments, LLC and HF III Investments, LLC. HF I Investments LLC, HF II Investments LLC, and HF III Investments LLC are affiliates of Broadband Capital. Mr. Rapoport is an affiliate of Broadband Capital. Mr. Rapoport is the natural person with voting and investment power over the shares held by HF I Investments LLC, HF II Investments, LLC and HF III Investments, LLC. The stockholder’s address is c/o BCM X3 Holdings LLC, 9701 Collins Ave, Apt. 1902-S, Bal Harbor, Florida 33154.

(8)       Represents (i) 4,648,128 shares of our common stock and 250,454 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership and (ii) 2,118,626 shares of our common stock and 103,483 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn Limited Partnership. Mr. John Tomes is an affiliate of Hawthorn LP and Hydrofarm Co-Investment Fund LP. Messrs. Tomes and Payne may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(9)       Represents 625,000 shares of our common stock held of record by AKS Family Partners, LP. Mr. Adam Stern is the natural person with voting and investment power over the shares held by AKS Family. Mr. Adam Stern also holds 442,893 warrants to purchase shares of our common stock held of record by Mr. Adam Stern. The stockholder’s address is 810 7th Ave, 22nd FL, New York, NY 10019.

(10)       Mr. John Tomes and Mr. Chris Payne have shared voting power over the 6,766,754 common shares listed as beneficially owned by Mr. John Tomes, therefore the shares beneficially owned by both Mr. John Tomes and Mr. Chris Payne are counted one time for the total shares of All directors and current executive officers as a group.

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DESCRIPTION OF CAPITAL STOCK

Our Certificate of Incorporation authorizes us to issue:

•	300,000,000 shares of common stock, par value $0.0001 per share; and

•	50,000,000 shares of Preferred Stock, par value $0.0001 per share.

As of January 25, 2018, we had issued and outstanding 69,745,562 shares of our commons stock and 0 shares of our preferred stock.

The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our Certificate of Incorporation. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock. A Copy of our Certificate of Incorporation may be obtained from the Company upon written request.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).

Dividends. The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock. As of the date of this prospectus, we may not declare a dividend in light of the BofA Agreement and the Term Loan Agreement.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.

Preemptive and Similar Rights. The holders of our common stock have no preemptive or similar rights.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders. We currently do not have any shares of preferred stock outstanding.

Warrants

As of November 30, 2018, we had total issued and outstanding warrants to purchase 13,100,069 shares of our common stock.

The Investor Warrants

General Terms

The Investor Warrants are exercisable for common stock at an initial exercise price equal to $5.00 per share. The exercise price and the number of securities issued upon exercise of the Investor Warrants are subject to adjustment for stock splits, stock dividends and similar events.

Exercisability

The Investor Warrants are exercisable commencing the earliest of: (x) the effectiveness of the registration statement, (y) the closing of any initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company (or the surviving corporation in connection with such transaction) being (or remaining) subject to the reporting requirements of the Exchange Act (any of the foregoing, a “Public Event”). The Investor Warrants will expire three years from the effective date of any Public Event.

The Investor Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Investor Warrants. No fractional shares will be issued upon the exercise of the Investor Warrants. The Investor Warrants may be exercised on a “cashless” basis if at any time after 180 days following the date the registration statement of which this prospectus forms a part is publicly filed with the commission the, a registration statement covering the resale of the shares of our common stock issuable upon exercise of the Investor Warrants by the investors is not effective with the SEC.

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Redemption

The Investor Warrants may be called by us upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice at any time provided that, at the time of delivery of such notice (i) there is an effective registration statement covering the resale of the shares of common stock underlying the Investor Warrants, and (ii) the VWAP of the Company’s common stock for twenty (20) consecutive trading days prior to the date of the notice of redemption is at least $7.50, as proportionately adjusted to reflect any stock splits, stock dividends, combination of shares or like events. The Placement Agents for the Private Placement shall receive a warrant solicitation fee equal to 5% of the funds solicited by the placement agents upon the exercise of the Investor Warrants if the Company elects to call the Investor Warrants.

If we elect to call the Investor Warrants (or any other warrant) for redemption, we must also call all other warrants (other than the Placement Agent Warrants) for redemption on the terms described above.

The Placement Agent Warrants

The Placement Agent Warrants have substantially similar terms to the Investor Warrants except that (i) the Placement Agent Warrants may be exercised on a “cashless basis” at time, (ii) there is no optional redemption feature allowing us to redeem the Placement Agent Warrants prior to the expiration date of the Placement Agent Warrants and (iii) there is a change of control provision proving the holders of the Placement Agent Warrants, upon a change of control (as defined in the Placement Agent Warrants), with the right to acquire and receive upon exercise of the Placement Agent Warrant in lieu of the shares of our common stock underlying the Placement Agent Warrants, such shares of stock, securities of assets (including cash) that a holder of shares of our common stock deliverable upon exercise of the Placement Agent Warrants would have been entitled to receive in a such transaction as if the Placement Agent Warrants had been exercised immediately prior to the transaction constituting such change of control.

Warrant Holder Not a Stockholder

The Investor Warrants and Placement Agent Warrants do not confer upon the holders thereof any voting, dividend or other rights as stockholders of the Company.

2018 Equity Incentive Plan

As of November 30, 2018, we had 2,295,721 shares of common stock issuable upon exercise of options outstanding under our 2018 Equity Incentive Plan at a weighted average exercise price of $2.50 per share and 8,718,195 shares of common stock authorized for future issuance under the 2018 Equity Incentive Plan.

Registration Rights Agreement

In connection with the Private Placement, we entered into a Registration Rights Agreement with the selling stockholders. We are obligated pursuant to the Registration Rights Agreement to register with the SEC the shares of our common stock that were acquired by the selling stockholders in the Private Placement as well as the shares of common stock issuable upon exercise of the Investor Warrants. Pursuant to Registration Rights Agreement we entered into with the selling stockholder in connection with the Private Placement.

The following description is a summary only of material provisions of the Registration Rights Agreement. We urge you to read the Registration Rights Agreement in its entirety.

Promptly, but no later than the ninety (90) days following the closing of the Private Placement (subject to certain exceptions) (the “Filing Date”), we are required to file a resale registration statement (the “Resale Registration Statement”) with the SEC covering the resale of the shares of our common stock and shares issuable upon exercise of the Investor Warrants that were acquired by the selling stockholders in the Private Placement (the “Registrable Securities”) and thereby become a public company through the Resale Registration Statement. Holdings Group shall use commercially reasonable efforts to ensure that the Resale Registration Statement is declared effective within one hundred and eighty (180) calendar days after filing the Resale Registration Statement with the SEC (the “Effectiveness Deadline”).

If the Resale Registration Statement is not filed on or before the Filing Deadline or not declared effective on or before the Effectiveness Deadline, we are required pay to each holder of Registrable Securities an amount in cash equal to one-half of one percent (0.5%) of each such holder’s investment amount on every thirty (30) day anniversary of such Filing Deadline failure or Effectiveness Deadline failure, as applicable, until such failure is cured. The payment amount shall be pro-rated for partial thirty (30) day periods. The maximum aggregate amount of payments to be made by us as the result of such failures, whether by reason of a Filing Deadline failure, Effectiveness Deadline failure or any combination thereof, shall be an amount equal to six percent (6%) of each holder’s investment amount. Notwithstanding the foregoing, no payments shall be owed with respect to any period during which all of the holder’s registrable securities may be sold by such holder without restriction under Rule 144.

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We are required to use our commercially reasonable efforts to keep the Resale Registration Statement effective for a period of one (1) year or for such shorter period ending on the date when (i) all of the Registrable Securities have been sold or (ii) all of the Registrable Securities may be sold without restriction pursuant to Rule 144 of the Securities Act.

If we determine that the Resale Registration Statement (a) will not be declared effective prior to the Effectiveness Deadline, or (b) will only allow the Resale Registration Statement to be declared effective upon the withdrawal of a certain amount of Registrable Securities and the SEC’s reasoning for (a) or (b) is based on the SEC’s determination that:

•	the offering of any of the Registrable Securities constitutes a primary offering of securities by the Company;

•	Rule 415 of the Securities Act may not be relied upon for the registration of the resale of any or all of the Registrable Securities; and/or

•	a holder of any of the Registrable Securities must be named as an underwriter, any holders of such Registrable Securities will not be entitled to any liquidated damages with respect to such holder’s Registrable Securities not registered then, we may reduce, on a pro rata basis, the total number of Registrable Securities to be registered on behalf of each holder. In the event we exercise such pro rata reduction, the number of Registrable Securities to be registered on such Resale Registration Statement will be reduced by:

•	first, the Registrable Securities represented by the Registrable Warrant Shares (as defined in the Registration Rights Agreement), on a pro rata basis based on the total number of unregistered Registrable Warrant Shares held by such holders on a fully diluted basis; and

•	second, Registrable Securities represented by Investor Shares (as defined in the Registration Rights Agreement).

The Registration Rights Agreement contains certain holdback provisions relating to Transfers (as defined in the Registration Rights Agreement) of Registrable Securities by holders of such securities. Pursuant to such provisions, a holder of Registrable Securities will be not be able to fully Transfer all Registrable Securities until such date that is three (3) months from the date of effectiveness of the Resale Registration Statement. Specifically, a holder shall be permitted to transfer up to 50% of Registrable Securities held at any time on or after the effectiveness of the Resale Registration Statement and following such date, a holder shall be entitled to Transfer the balance of all Registrable Securities held by such holder on or after the end of three (3) months following the effectiveness of the Resale Registration Statement. The foregoing holdback provisions shall be terminated in the event the closing price of our common stock is $10.00 or above for 20 consecutive trading days.

We will pay all costs and expenses incurred by us in complying with our obligations to file registration statements pursuant to the Registration Rights Agreement, except that the selling holders will be responsible for their share of the attorney’s fees and expenses and any commissions or other compensation to selling agents and similar persons.

Forum Selection

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, creditors or other constituents; (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to, or a claim against us or any of our directors or officers with respect to the interpretation or application of any provision of, the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

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Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action by written consent. Our Certificate of Incorporation and Bylaws provide that no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our Bylaws and no action shall be taken by our stockholders by written consent, subject to the rights of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent; provided, however, that, for so long as 2118769 Ontario Inc., Fruzer Inc., 2208742 Ontario Inc., 2208744 Ontario Inc., HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund, LP, Arch Street Holdings I, LLC and Payne Capital Corp., together with their respective affiliates or successors, collectively beneficially own (directly or indirectly), in the aggregate, at least fifty percent (50%) of our then issued and outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders called in accordance with our Bylaws may be taken by our stockholders by written consent.

Special meetings of stockholders. Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, special meetings of our stockholders may be called only by (a) our board of directors pursuant to a resolution approved by a majority of the total number of our directors that we would have if there were no vacancies or (b) the chair of our board of directors, and any power of our stockholders to call a special meeting is specifically denied.

Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation provides that certain provisions of our Certificate of Incorporation (namely, those provisions relating to (i) directors; (ii) limitation of director liability, indemnification and advancement of expenses and renunciation of corporate opportunities; (iii) meetings of stockholders; and (iv) amendments to our Certificate of Incorporation and Bylaws) may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of our then-outstanding shares then entitled to vote generally in an election of directors, voting together as a single class. Our Certificate of Incorporation and Bylaws also provides that with respect to the powers of stockholders to make, alter, amend or repeal the Bylaws, and notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the stockholders of any particular class or series of our Company required by law, the Bylaws or any series of preferred stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of our then-outstanding shares entitled to vote generally in an election of directors, voting together as a single class, shall be required to make, alter, amend or repeal the Bylaws.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and Bylaws provides indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into indemnification agreements with each of our directors that may be, in some cases, broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

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Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under our Certificate of Incorporation, to the maximum extent permitted by the laws of the State of Delaware, (a) we have renounced all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any of our directors, (ii) any of our stockholders, officers or agents, or (iii) any Affiliate (as defined in our Certificate of Incorporation) of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or director of us or our subsidiaries; (b) no stockholder and no director, in each case, that is not an employee of us or our subsidiaries, has any duty to refrain from (x) engaging in a corporate opportunity in the same or similar lines of business in we or our subsidiaries from time to time are engaged or propose to engage or (y) otherwise competing, directly or indirectly, with us or any of our subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of us or our subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such stockholder or director has no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of our or our subsidiaries, solely in his or her capacity as a director or employee of us or our subsidiaries.

Furthermore, to the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours or our subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our Certificate of Incorporation, (b) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which we or our subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. They are located at 1 State Street, 30th Floor, New York, New York 10004. Their telephone number is (212)-509-4000.

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SHARES ELIGIBLE FOR FUTURE SALE

As of January 25, 2019, we have outstanding an aggregate of 69,745,562 shares of our common stock and 7,902,058 shares of our common stock underlying the Investor Warrants. Of these shares, the 15,804,116 shares covered by this prospectus may be transferred without restriction or further registration under the Securities Act by use of this prospectus.

The remaining 53,941,446 restricted shares of common stock may not be resold in the public market except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell the common stock held by such person, subject to the continued availability of current public information about us (which current public information requirement is eliminated after a one-year holding period).

Beginning 90 days after the date of this prospectus, a person who is one of our affiliates, or has been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell his or her securities, provided that he or she sells an amount that does not exceed 1% of the number of shares of our common stock then outstanding (or, if our common stock is listed on a national securities exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale), subject to the continued availability of current public information about us, compliance with certain manner of sale provisions, and the filing of a Form 144 notice of sale if the sale is for an amount in excess of 5,000 shares or for an aggregate sale price of more than $50,000 in a three-month period.

Upon expiration of the Lock-Up Periods described below, approximately 53,941,446 shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Lock-Up Agreements

In connection with the Private Placement, our directors and executive officers and certain of our stockholders owning an aggregate of 53,941,446 shares of our common stock agreed to enter into lock-up agreements with the Company, under which such persons will agree not to sell, transfer or pledge any shares of our common stock held by them (not including shares purchased in, or subsequent to, the Private Placement) (the “Lock-Up Securities”) according to the below schedule (collectively, the “Lock-Up Periods”).

•	Shares of our common stock purchased in the Private Placement and shares of HIC purchased in the Concurrent Offering: 50% of Lock-Up Securities upon the effective date of the Resale Registration Statements and the remaining 50% three months after the effective date of the Resale Registration Statement.

•	Shares of our common stock that HIC shareholders received as consideration in the Merger: 25% of the Lock-Up Securities six (6) months after the effective date of the Resale Registration Date, and additional 25% nine (9) months after the effective date of the Resale Registration Statement and the remaining 50% twelve (12) months after the effectiveness of the Resale Registration Statement.

•	Shares of our common stock issued prior to the Merger: 25% of Lock-Up Securities nine (9) months after the effectiveness of the Resale Registration Statement, an additional 25% twelve (12) months after the effectiveness of the Resale Registration Statement and the remaining 50% fifteen months after the effectiveness of the Resale Registration Statement.

Registration Rights

In addition to the Registration Rights Agreement, the Investor Rights Agreement provides for piggyback registration rights to the Sponsors of the shares of our common stock held by the Sponsors, but not including the securities acquired by the Sponsors in connection with the Concurrent Offering and subsequently converted to securities of the Company pursuant to the Merger. The resale of these additional shares of our common stock will be eligible to be registered through piggyback registration rights, which may be exercised in connection with any future registration statement of the Company that is filed with the SEC other than the registration statement of which this prospectus forms a part.

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DESCRIPTION OF OUR INDEBTEDNESS

The following summarizes the principal terms of the agreements that govern our existing indebtedness. See also “Risk Factors – Risks Relating to Our Indebtedness.”

The long-term debt of our subsidiaries consisted of the following at December 31, 2018 and 2017.

Bank of America Revolving Credit Facility

Our wholly-owned and indirect subsidiaries, Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO, LLC (“WJCO”), EHH Holdgings, LLC (“EHH”), Sunblaster LLC (“SunBlaster”), GS Distribution Inc. (“GS”), Sunblaster Holdgings, ULC (“Sunblaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS”) and Hydrofarm Canada, LLC (“Hydrofarm Canada”) are parties to a Loan and Security Agreement with Bank of America, N.A., as agent (“Bank of America”), and other lenders party thereto (as amended and restated to date, the “BofA Agreement”). The BofA Agreement provides for revolving borrowings of up to $60 million asset-based revolving credit facility, subject to applicable borrowing base availability. The BofA Agreement also provides for a letter of credit facility of up to $6 million and a swingline facility of up to $10.5 million. Borrowings under the BofA Agreement are subject to variable interest rates based on certain U.S. and Canadian-based interest rates plus an applicable margin, which is determined by the average daily amount available for borrowing under the BofA Agreement for an applicable period. In the event of certain asset dispositions (subject to certain exceptions) and other certain other circumstances, we are required to use the net proceeds from any such asset dispositions to prepay borrowings under the BofA Agreement. The BofA Obligors are obligated to repay the amounts that used under the BofA Agreement in full by February 10, 2022, subject to certain terms that may require earlier payment.

To secure the prompt payment and performance of obligations required under the BofA Agreement, the BofA Obligors have granted to Bank of America a first-priority lien on all cash, accounts receivable and inventory of the BofA Obligors and a second-lien priority lien on all other personal property of the BofA Obligors.

Furthermore, until full payment of all obligations required under the BofA Agreement, the BofA Obligors shall not do, among other things, any of the following, except as permitted by the BofA Agreement:

•	create, incur, guarantee or suffer to exist any debt;

•	create or suffer to exist any lien upon any of our property (as such term is defined therein);

•	declare or make any distributions (as such term is defined therein);

•	make or permit to exist any investment;

•	dispose of any assets;

•	make any material changes in accounting treatment or reporting practices, except as required by U.S. GAAP; or

•	make any fundamental changes, which includes, but is not limited to (i) change of name, (ii) change of tax, charter or other organizational identification number, (iii) change of form or jurisdiction of organization, or (iv) liquidate, wind up affairs or dissolve.

Under the BofA Agreement, the following actions, among others, could be deemed to be an “event of default” that may result in the automatic acceleration of the due date, payment of all obligations and termination of all revolver commitments, without any action by Bank of America or notice of any kind.

•	The BofA Obligors fail to pay obligations when due;

•	Any representation, warranty or other written statement made in connection with any loan documents or transaction contemplated thereby that is incorrect or misleading in any material respect when given;

•	A guarantor repudiates, revokes or attempts to revoke its guaranty;

•	An insolvency proceeding is commended by any Obligors under the BofA Agreement;

•	A change of control occurs; or

•	A default in the performance and observance of certain covenants.

On May 18, 2018, the Obligors entered into a forbearance agreement with Bank of America due certain events of default under the BofA Agreement. Under the forbearance agreement, Bank of America and each of the lenders under the BofA Agreement agreed to forbear from exercising its rights and remedies under the BofA Agreement in connection with certain defaults until July 15, 2018, or an earlier date, under certain conditions (the “BofA Forbearance Period”). On July 16, 2018, the Obligors entered into the First Amendment to Forbearance Agreement and Second Amendment to the Amended and Restated Loan and Security Agreement to extend the BofA Forbearance Period until August 15, 2018. On August 15, 2018, we entered into the Second Amendment to Forbearance Agreement and on August 22, 2018, we entered into the Third Amendment to Forbearance Agreement. On August 24, 2018, we entered into the Waiver and Third Amendment to the Amended and Restated Loan and Security Agreement in which Bank of America waived certain continuing events of default and agreed to amend certain covenants and provisions of the BofA Agreement to bring the BofA Obligors under the BofA Agreement back in compliance with the covenants under the BofA Agreement.

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As of November 30, 2018, we had borrowings outstanding under the BofA Agreement of approximately $22.0 million and outstanding letters of credit of $800,000, with $8.4 available for future borrowings under the BofA Agreement. As of December 31, 2017, we had borrowings outstanding under the BofA Agreement of approximately $47 million, with $7 million available for future borrowings under the BofA Agreement.

Term Loan Agreement

Our wholly-owned and indirect subsidiaries, Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO, EHH and Sunblaster, as borrowers (collectively, the “Term Loan Obligors,” and together with the BofA Obligors, the “Subsidiary Obligors”), and Hydrofarm Canada, as guarantor, are parties to a Term Loan Agreement with Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a $75 million term loan, with an interest rate of Libor plus 700 basis points and an annual principal amortization of 2.5%. The Term Loan Obligors are obligated to repay the amounts used under the Term Loan Agreement in full by May 12, 2022, subject to certain terms that may require earlier payment.

To secure the prompt payment and performance of obligations required under the Term Loan Agreement and the Intercreditor Agreement (as defined below), the Term Loan Obligors have granted the Term Loan Lenders a second-priority lien on all cash, accounts receivable and inventory of the Term Loan Obligors and a first-priority lien on all other assets and personal property of the Term Loan Obligors, subject to certain exceptions.

Furthermore, until full payment of all obligations under the Term Loan Agreement, the Term Loan Obligors shall not do, among other things, any of the following, except as permitted by the Term Loan Agreement:

•	create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•	create, incur, assume or permit to exist or be created or assumed any lien (as such term is defined therein) or any of their respective property, whether owned at such date or acquired thereafter;

•	sell any assets;

•	make or permit to exist any investment (as such term is defined therein);

•	declare or make any distributions (as such term is defined therein);

•	make any material changes in accounting treatment or reporting practices, except as required by U.S. GAAP;

•	change its name;

•	change its form or jurisdiction of organization, or

•	liquidate, wind up its affairs or dissolve itself.

Under the Term Loan, the following actions, among others, could be deemed to be an “event of default” that may result in the automatic acceleration of the due date, payment of all obligations, and termination of all revolver commitments would be terminated, without any action by the Term Loan Lenders or notice of any kind.

•	The Term Loan Obligors fail to pay our obligations when due;

•	Any representation, warranty or other written statement of a borrower under the Term Loan Agreement made in connection with any loan documents or transaction contemplated thereby is incorrect or misleading in any material respect when given;

•	A guarantor repudiates, revokes or attempts to revoke its guaranty;

•	An insolvency proceeding is commended by a borrower under the Term Loan Agreement;

•	A change of control occurs; or

•	A default in the performance and observance of certain covenants.

On May 18, 2018, we entered into forbearance agreement with Brightwood in light of the occurrence of certain events of default under the Term Loan Agreement. The Term Loan Agreement was also amended to defer the amortization and interest payments due during the Term Loan Forbearance Period (as defined below) and we also agreed to a minimum EBITDA test and granted Brightwood the right to appoint a board observer to our board of direcotrs. Under the forbearance agreement, Brightwood and each of Term Loan Lenders under the Term Loan Agreement agreed to forbear from exercising its rights and remedies under the Term Loan Agreement in connection with such defaults until July 15, 2018 or an earlier date, under certain conditions (the “Term Loan Forbearance Period”). On July 16, 2018, we entered into an amendment to the forbearance agreement, which extended the Term Loan Forbearance Period until August 15, 2018. On August 24, 2018, we entered into the Waiver and Amendment No. 3 to the Credit Agreement in which Brightwood and the Term Loan Lenders waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Loan Agreement to bring the Term Loan Obligors back in compliance with the covenants under the Term Loan Agreement.

As of November 30, 2018 and 2017, we had borrowings outstanding under the Term Loan Agreement of approximately $78.6 million and $74 million, respectively.

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Intercreditor Agreement

Bank of America and Brightwood are parties to a certain intercreditor agreement, dated as of May 12, 2017, in connection with their roles as lenders to us (as amended and restated to date, the “Intercreditor Agreement”) that governs and confirms the relative priority of their respective security interests of all of our assets and property securing our obligations under the BofA Agreement and Term Loan Agreement. Although we are not a party to the Intercreditor Agreement, we acknowledged and agreed to be bound by the provisions therein and recognize all rights granted thereby to Bank of America and Brightwood.

First National Equipment Lease Agreement

On February 13, 2018, and as amended on March 20, 2018, we entered into the First National Equipment Lease Agreement with First National Capital. Under the First National Equipment Lease Agreement we leased equipment for day-to-day operations with an aggregate cost of $797,743, with a 48-month term. We must keep all equipment leased under the First National Equipment Lease Agreement free of any liens and encumbrances of any kind or nature other than those created by, through or under First National.

On March 20, 2018, First National Capital assigned to Continental Bank all of its rights, title and interest in and to the respective lease documents and the property leased pursuant to such documents. As of the date of this prospectus, we have made all monthly payments as scheduled and foresee that we will continue to do so.

Eltac Sabadell

Our wholly-owned, indirect subsidiary, Eltac XXI, S.L. (“Eltac”) is party to a lending agreement with Banco de Sabadell, S.A. (the “Sabadell Agreement”). Under the Sabadell Agreement, Eltac received a €700,000 revolving credit facility, which matures on June 23, 2019, and is underwritten by an $800,000 USD standby letter of credit issued under the BofA Agreement by the BofA Obligors for benefit of Banco de Sabadell, S.A., for the purpose of financing €600,000 working capital and €100,000 for a bonded warehouse agreement. The credit facility automatically renews annually provided the underlying guarantee is current. As of November 30, 2018, the loan balance under the Sabadell Agreement was €417,251.

Eltac Equipment Lease

Eltac is a party to a Capital Lease with iberCaja Leasing y Financiacion, S.A. (the “iberCaja Lease”). Under the iberCaja Lease, Eltac, leased a forklift for day to day operations for a 60-month term. An aggregate of €14,080 of the €22,611 initial obligation has been paid as of November 30, 2018.

Eltac Mortgage Agreement

Eltac is a party to two mortgages on property owned by it, which is located at Parque empresarial Sector P9, Edificio C, Figueruelas (Zaragoza) Spain Bay 1 and Bay 2 (the “Eltac Notes”). Under the Eltac Notes, Eltac acquired two bays of a 10-bay warehouse in Zaragoza, Spain for its primary operations and place of business. The Eltac Notes were originated on February 24, 2011, in an aggregate principal amount of €199,700 euros and €192,000 euros for Bay 1 and Bay 2, respectively, and amortize over 154 months through December 31, 2023. As of November 30, 2018, the balance remaining on the Eltac Notes for Bay 1 and Bay 2 was €68,022 and €63,389, respectively.

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SELLING STOCKHOLDERs

This prospectus relates to the offer and sale from time to time of up to 23,706,174 shares of our common stock by the selling stockholders. The number of shares offered for sale by the selling stockholder consists of up to (i) 15,804,116 shares of our common stock held by the selling stockholders, which were issued in connection with the Private Placement and (ii) 7,902,058 shares of our common stock currently issuable upon the exercise of the Investor Warrants, which were issued in connection with the Private Placement. For additional information regarding the issuance of our common stock and the Investor Warrants in connection with the Private Placement, see “Prospectus Summary—Recent Developments—Pre-IPO Transactions.” We are registering the shares of our common stock in order to permit the selling stockholders to offer the shares for resale from time to time. The selling stockholders are investors who have had no position, office, or other material relationship (other than as a purchaser of securities) with us or any of our affiliates within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of common stock held by the selling stockholder. The second column lists the number of shares of common stock and percentage of shares of common stock beneficially owned by the selling stockholder, based on their respective ownership of shares of common stock, as of January 25, 2018, assuming exercise of the Investor Warrants held by such selling stockholders on that date. The percentage of shares beneficially owned prior to the offering is based on 77,647,620 shares of our common stock outstanding as of January 25, 2018, assuming the Investor Warrants owned by Selling Shareholders are exercised. The number of shares in the column “Maximum Number of Shares of common stock to be Sold Pursuant to this Prospectus” represents all of the shares that the selling stockholders may offer under this prospectus.

Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Shares of common stock Beneficially Owned Prior to this Offering				Maximum Number of Shares of common stock to be Sold Pursuant to this Prospectus	Shares of common stock To Be Beneficially Owned Upon Completion of this Offering (1)
Selling Stockholder	Common	Underlying Warrants	Total Shares	%	Number	Number	%
Mark E. Bailey	2,000,000	1,000,000	3,000,000	3.9%	3,000,000	-		*
Terra Tech Corp.	2,000,000	1,000,000	3,000,000	3.9%	3,000,000	-		*
Stephen Balduc	439,200	219,600	658,800	*	658,800	-		*
Lester Petracca	342,500	150,000	492,500	*	450,000	42,500		*
Jennifer A. Lorenzo	322,000	136,000	458,000	*	408,000	50,000		*
Michael Nahass	463,750	60,000	523,750	*	180,000	343,750		*
Neil Kabous	200,000	100,000	300,000	*	300,000	-		*
M2B Funding Corporation	262,500	100,000	362,500	*	300,000	62,500		*
Derek Peterson	392,500	40,000	432,500	*	120,000	312,500		*
Matthew Lee Morgan	200,000	100,000	300,000	*	300,000	-		*
Per Gustafsson	200,000	100,000	300,000	*	300,000	-		*
Tayeb & Naima Souami JTIC	200,000	100,000	300,000	*	300,000	-		*
Michael Antonov	200,000	100,000	300,000	*	300,000	-		*
Clayton A. Struve	200,000	100,000	300,000	*	300,000	-		*

Gregg D. Rock	184,000	92,000	276,000	*	276,000	-	*
Dominion Capital LLC	191,250	80,000	271,250	*	240,000	31,250	*
Nimesh Kumar Amin	178,750	80,000	258,750	*	240,000	18,750	*
Paul Lapping	140,000	70,000	210,000	*	210,000	-	*
Jason Halpern	120,000	60,000	180,000	*	180,000	-	*
Sophie Reuben	120,000	60,000	180,000	*	180,000	-	*
Keith Murphy	125,000	50,000	175,000	*	150,000	25,000	*
Raymond J. Bonanno and Joan E. Bonanno	100,000	50,000	150,000	*	150,000	-	*
Kenneth Halbert	100,000	50,000	150,000	*	150,000	-	*
Theres O'Brien	100,000	50,000	150,000	*	150,000	-	*
Robert Klimov	100,000	50,000	150,000	*	150,000	-	*
Charles Klein & Helen Klein	100,000	50,000	150,000	*	150,000	-	*
John Falkner	100,000	50,000	150,000	*	150,000	-	*
Felix Vulis	100,000	50,000	150,000	*	150,000	-	*
Paul Fisher	100,000	50,000	150,000	*	150,000	-	*
Bruce & Kathryn Evans Joint Tenants in the Entirety	100,000	50,000	150,000	*	150,000	-	*
Edan Dean Consulting Inc.	100,000	50,000	150,000	*	150,000	-	*
William Moreland	100,000	50,000	150,000	*	150,000	-	*
Alfiah Nissim	100,000	50,000	150,000	*	150,000	-	*
John Pappajohn	100,000	50,000	150,000	*	150,000	-	*
Gregory Licata	100,000	50,000	150,000	*	150,000	-	*
Clifford Berger	100,000	50,000	150,000	*	150,000	-	*
Jeff Berezdivin	80,000	40,000	120,000	*	120,000	-	*
Marty Burger	80,000	40,000	120,000	*	120,000	-	*
Santiago Albanese & Alicia Margarita Sagasti JTWROS	80,000	40,000	120,000	*	120,000	-	*
Arthur Berry III	80,000	40,000	120,000	*	120,000	-	*
CS 2018 Family Trust	80,000	40,000	120,000	*	120,000	-	*
Paporr LLC	80,000	40,000	120,000	*	120,000	-	*
Richard & Andrea Levinson	80,000	40,000	120,000	*	120,000	-	*
IS 2018 Family Trust	80,000	40,000	120,000	*	120,000	-	*
Souheil Haddad	80,000	40,000	120,000	*	120,000	-	*
LR Equity Inc.	80,000	40,000	120,000	*	120,000	-	*
ACNYC LLC	80,000	40,000	120,000	*	120,000	-	*
Peter A. Wright	80,000	40,000	120,000	*	120,000	-	*
Steven and Jennifer Hirschfeld	80,000	40,000	120,000	*	120,000	-	*
Nir Shamir	60,000	30,000	90,000	*	90,000	-	*
David Feldman	60,000	30,000	90,000	*	90,000	-	*
Safika Properties Pty Ltd	60,000	30,000	90,000	*	90,000	-	*

Thomas Knoll	60,000	30,000	90,000	*	90,000	-	*
Jeffry W. Bernstein	60,000	30,000	90,000	*	90,000	-	*
Jerry & Marleen Lipschultz	60,000	30,000	90,000	*	90,000	-	*
David F. Welch	60,000	30,000	90,000	*	90,000	-	*
Adrian Kimberly	58,000	29,000	87,000	*	87,000	-	*
Greg Goldsmith	50,000	25,000	75,000	*	75,000	-	*
Robert M. Herbst	50,000	25,000	75,000	*	75,000	-	*
David Freshwater	50,000	25,000	75,000	*	75,000	-	*
Michael Frohlich	44,000	22,000	66,000	*	66,000	-	*
At Media Corp.	44,500	16,000	60,500	*	48,000	12,500	*
Grays Peak Ventures LLC	40,012	20,006	60,018	*	60,018	-	*
David J. Rubis	40,000	20,000	60,000	*	60,000	-	*
Kenneth E. Chyten	40,000	20,000	60,000	*	60,000	-	*
Jeffrey Halbert	40,000	20,000	60,000	*	60,000	-	*
Jan Arnett	40,000	20,000	60,000	*	60,000	-	*
Barbara Patterson	40,000	20,000	60,000	*	60,000	-	*
Timothy Wells	40,000	20,000	60,000	*	60,000	-	*
John Alexander Palesty	40,000	20,000	60,000	*	60,000	-	*
Mary Kay Fagin	40,000	20,000	60,000	*	60,000	-	*
Thomas A. Masci, Jr.	40,000	20,000	60,000	*	60,000	-	*
Maranza Robinson	40,000	20,000	60,000	*	60,000	-	*
Adolfo & Donna Carmona	40,000	20,000	60,000	*	60,000	-	*
Jose Luis Fernandez	40,000	20,000	60,000	*	60,000	-	*
Mara Roth	40,000	20,000	60,000	*	60,000	-	*
Barbara Martoglio	40,000	20,000	60,000	*	60,000	-	*
Geoffrey Hoguet	40,000	20,000	60,000	*	60,000	-	*
Haitham & Christy Elsheikh	40,000	20,000	60,000	*	60,000	-	*
Gary L. Poelstra	40,000	20,000	60,000	*	60,000	-	*
Pensco Trust Co. FBO John R. Williams IRA	40,000	20,000	60,000	*	60,000	-	*
Dyke Rogers	40,000	20,000	60,000	*	60,000	-	*
Debra Reuben	40,000	20,000	60,000	*	60,000	-	*
Bryan A. Bertoglio	40,000	20,000	60,000	*	60,000	-	*
John K. Younger	40,000	20,000	60,000	*	60,000	-	*
Robert Gladstone	40,000	20,000	60,000	*	60,000	-	*
Benjamin Wolin	40,000	20,000	60,000	*	60,000	-	*
Gladys Bali	40,000	20,000	60,000	*	60,000	-	*

Alex Bryan Broadus	40,000	20,000	60,000	*	60,000	-	*
Michael J. Pierce	40,000	20,000	60,000	*	60,000	-	*
Burt Stangarone	40,000	20,000	60,000	*	60,000	-	*
Gary R Finder	40,000	20,000	60,000	*	60,000	-	*
Keith Harper	40,000	20,000	60,000	*	60,000	-	*
Peter W. Janssen	40,000	20,000	60,000	*	60,000	-	*
Mazen Hanna	40,000	20,000	60,000	*	60,000	-	*
Raffaele Attar	40,000	20,000	60,000	*	60,000	-	*
Martin Feinberg	40,000	20,000	60,000	*	60,000	-	*
Guilin LLC	40,000	20,000	60,000	*	60,000	-	*
Samer Garas	40,000	20,000	60,000	*	60,000	-	*
Rexford Capital LLC	40,000	20,000	60,000	*	60,000	-	*
Ligi Investments LLLP	40,000	20,000	60,000	*	60,000	-	*
Howard Kent	40,000	20,000	60,000	*	60,000	-	*
Steven D. Nye & Heidi E. Nye	36,000	18,000	54,000	*	54,000	-	*
Lee Christopher Brandon	36,000	18,000	54,000	*	54,000	-	*
Robert Williams	32,000	16,000	48,000	*	48,000	-	*
Center Fold Corporation S.A.	32,000	16,000	48,000	*	48,000	-	*
Jay & Toni Youngerman	32,000	16,000	48,000	*	48,000	-	*
Phu Van Nguyen	31,786	15,893	47,679	*	47,679	-	*
Stephen Gao	30,000	15,000	45,000	*	45,000	-	*
Simon Cohen	30,000	15,000	45,000	*	45,000	-	*
Mitchell Waserstein	30,000	15,000	45,000	*	45,000	-	*
Jill Boterus	30,000	15,000	45,000	*	45,000	-	*
GDR Associates GP	28,000	14,000	42,000	*	42,000	-	*
Barry Zemel	24,000	12,000	36,000	*	36,000	-	*
Marc Ber	24,000	12,000	36,000	*	36,000	-	*
Daniel H. Hildebrand	20,000	10,000	30,000	*	30,000	-	*
John Scott Bradley and Jenny Bradley JTWROS	20,000	10,000	30,000	*	30,000	-	*
Steven Roy Bento	20,000	10,000	30,000	*	30,000	-	*
Joseph Roberts	20,000	10,000	30,000	*	30,000	-	*
Vipin Bhavsar	20,000	10,000	30,000	*	30,000	-	*
Michael & Allison Trotter	20,000	10,000	30,000	*	30,000	-	*

Paul St. Pierre	20,000	10,000	30,000	*	30,000	-	*
Patrick Decavaignac	20,000	10,000	30,000	*	30,000	-	*
Tammron Kleeman	20,000	10,000	30,000	*	30,000	-	*
Melvin A. Krueger	20,000	10,000	30,000	*	30,000	-	*
Robert M. Lavinsky	20,000	10,000	30,000	*	30,000	-	*
Christopher Anthony Coelho	20,000	10,000	30,000	*	30,000	-	*
Duane Blech and Andrea Blech, Trustees of the Duane and Andrea Blech Revocable Trust Dated August 10, 2005 and Any Amendments Thereto	20,000	10,000	30,000	*	30,000	-	*
Carl A. Blasé	20,000	10,000	30,000	*	30,000	-	*
IQ Financial, Inc.	20,000	10,000	30,000	*	30,000	-	*
John Webb	20,000	10,000	30,000	*	30,000	-	*
James Kaufman	20,000	10,000	30,000	*	30,000	-	*
Matthew Giulliani	20,000	10,000	30,000	*	30,000	-	*
Brett Newman	20,000	10,000	30,000	*	30,000	-	*
Christy Howells Ericson	20,000	10,000	30,000	*	30,000	-	*
Diego Ricol	20,000	10,000	30,000	*	30,000	-	*
Robert S. Clay	20,000	10,000	30,000	*	30,000	-	*
Steven Franklin	20,000	10,000	30,000	*	30,000	-	*
Natalie E. Cohen	20,000	10,000	30,000	*	30,000	-	*
Napeague Capital, LLC	20,000	10,000	30,000	*	30,000	-	*
Covey Financial Inc.	20,000	10,000	30,000	*	30,000	-	*
Cheryl Hintzen	20,000	10,000	30,000	*	30,000	-	*
Brian & Nancy Kessler JTWROS	20,000	10,000	30,000	*	30,000	-	*
Elizabeth D. Edelson	20,000	10,000	30,000	*	30,000	-	*
Anthony Michael Reed	20,000	10,000	30,000	*	30,000	-	*
Bryce James Boland	20,000	10,000	30,000	*	30,000	-	*
Bradley Eric Beckerman	20,000	10,000	30,000	*	30,000	-	*
Kevin Hirsch	20,000	10,000	30,000	*	30,000	-	*
Steven Collins	20,000	10,000	30,000	*	30,000	-	*
Ramjet Capital Ltd.	20,000	10,000	30,000	*	30,000	-	*
Hernan Van Waveren	20,000	10,000	30,000	*	30,000	-	*
James P. Bell	20,000	10,000	30,000	*	30,000	-	*
Veronica Marano & Thomas M. Volckening	20,000	10,000	30,000	*	30,000	-	*
Sidney Cole	20,000	10,000	30,000	*	30,000	-	*
Arthur Klausner	20,000	10,000	30,000	*	30,000	-	*

Arthur Belton	20,000	10,000	30,000	*	30,000	-	*
David & Janet Snazuk JTWROS	20,000	10,000	30,000	*	30,000	-	*
Roger D. Bozarth	20,000	10,000	30,000	*	30,000	-	*
Dara Yanowitz	20,000	10,000	30,000	*	30,000	-	*
Isaac Mendal Family Trust I	20,000	10,000	30,000	*	30,000	-	*
Jeffrey Grodko	20,000	10,000	30,000	*	30,000	-	*
Michael Klein	20,000	10,000	30,000	*	30,000	-	*
Manny Family Revocable Trust	20,000	10,000	30,000	*	30,000	-	*
Zvi Leibovich	20,000	10,000	30,000	*	30,000	-	*
Thomas P. Remley	20,000	10,000	30,000	*	30,000	-	*
Domaco Venture Capital Fund	20,000	10,000	30,000	*	30,000	-	*
Michael Delaney	20,000	10,000	30,000	*	30,000	-	*
Michael Giordano	20,000	10,000	30,000	*	30,000	-	*
Linda R. Fisher	20,000	10,000	30,000	*	30,000	-	*
Babu L. Jain	20,000	10,000	30,000	*	30,000	-	*
Ira Kalfus	20,000	10,000	30,000	*	30,000	-	*
Avani Estates LLC	20,000	10,000	30,000	*	30,000	-	*
David P. Gaudio	20,000	10,000	30,000	*	30,000	-	*
Gwen Wiener	20,000	10,000	30,000	*	30,000	-	*
John Sannar	20,000	10,000	30,000	*	30,000	-	*
John Burke	20,000	10,000	30,000	*	30,000	-	*
Jimmie Dwayne Kelley	20,000	10,000	30,000	*	30,000	-	*
Menachem Deutsch	20,000	10,000	30,000	*	30,000	-	*
Joseph O. Manzi	20,000	10,000	30,000	*	30,000	-	*
Gery Tomassoni	20,000	10,000	30,000	*	30,000	-	*
Trevor P. Castor	20,000	10,000	30,000	*	30,000	-	*
Carlos A. & Mary Lisette Safie	20,000	10,000	30,000	*	30,000	-	*
Kelley Joe Gaskins	20,000	10,000	30,000	*	30,000	-	*
Jon Goodyroontz	20,000	10,000	30,000	*	30,000	-	*
James Moore	20,000	10,000	30,000	*	30,000	-	*
Ordian Limited	19,600	9,800	29,400	*	29,400	-	*
Erich J. Weidenbener	18,000	9,000	27,000	*	27,000	-	*
James A. Herzoff	16,000	8,000	24,000	*	24,000	-	*
Christopher Reynolds & Linda Seyfert	16,000	8,000	24,000	*	24,000	-	*
Charles Scott	16,000	8,000	24,000	*	24,000	-	*
Maurice M.L. Haroche	17,518	5,009	22,527	*	15,027	7,500	*

Daniel Kikirov	14,000	7,000	21,000	*	21,000	-	*
Dale Myer	14,000	7,000	21,000	*	21,000	-	*
Philip H. Gillin	14,000	7,000	21,000	*	21,000	-	*
Steve Schnipper	14,000	7,000	21,000	*	21,000	-	*
William Havlik & Deborah Havlik JTWROS	14,000	7,000	21,000	*	21,000	-	*
Audra J. Hornig	13,200	6,600	19,800	*	19,800	-	*
Kenneth Moelhoff	12,000	6,000	18,000	*	18,000	-	*
Jeffrey Coopersmith	12,000	6,000	18,000	*	18,000	-	*
Joshua Movtady	12,000	6,000	18,000	*	18,000	-	*
Christopher J. and Denise M. Blum JTWROS	12,000	6,000	18,000	*	18,000	-	*
Daniel J. Gilbert	12,000	6,000	18,000	*	18,000	-	*
Antonyk Ter-Gevondyan	12,000	6,000	18,000	*	18,000	-	*
John L. Lucas	11,200	5,600	16,800	*	16,800	-	*
Golden Peak Capital, LLC	10,400	5,200	15,600	*	15,600	-	*
Union Square Energy Advisors Ltd.	10,400	5,200	15,600	*	15,600	-	*
Keith M. Hladek	10,000	5,000	15,000	*	15,000	-	*
Robert M. Pons	10,000	5,000	15,000	*	15,000	-	*
Patrick Gaccetta	10,000	5,000	15,000	*	15,000	-	*
Roger Karr	10,000	5,000	15,000	*	15,000	-	*
Bassam Shihadeh	10,000	5,000	15,000	*	15,000	-	*
Robert J. Lindsay, Sr.	10,000	5,000	15,000	*	15,000	-	*
David Hackett	10,000	5,000	15,000	*	15,000	-	*
Rudiger Lenz	10,000	5,000	15,000	*	15,000	-	*
Thomas Rings	10,000	5,000	15,000	*	15,000	-	*
Carlyle E. Eubank II	10,000	5,000	15,000	*	15,000	-	*
Erica Kent	10,000	5,000	15,000	*	15,000	-	*
Jeff Smith	10,000	5,000	15,000	*	15,000	-	*
Roger C. Clarke	10,000	5,000	15,000	*	15,000	-	*
Stephen Smith & Ana Mercedes Augusta Garcia Ocampo, JTWROS	10,000	5,000	15,000	*	15,000	-	*
Tod Emery	10,000	5,000	15,000	*	15,000	-	*
William Fessler	10,000	5,000	15,000	*	15,000	-	*
Steve Tate	10,000	5,000	15,000	*	15,000	-	*
Anthony B. Zaremba	10,000	5,000	15,000	*	15,000	-	*
S. Edward Sarskas	10,000	5,000	15,000	*	15,000	-	*
Michael Osborn	10,000	5,000	15,000	*	15,000	-	*
Mickey Robinson	10,000	5,000	15,000	*	15,000	-	*
Seth Goldberg	10,000	5,000	15,000	*	15,000	-	*
John C. Morgan	10,000	5,000	15,000	*	15,000	-	*

Sharon Quest	10,000	5,000	15,000	*	15,000	-	*
Scott Bergland	10,000	5,000	15,000	*	15,000	-	*
Keith Ladue	10,000	5,000	15,000	*	15,000	-	*
Gregory Minasian	10,000	5,000	15,000	*	15,000	-	*
James Nichols	10,000	5,000	15,000	*	15,000	-	*
Patrick Gunning	10,000	5,000	15,000	*	15,000	-	*
Daniel Fagin	10,000	5,000	15,000	*	15,000	-	*
Lawrence Berney	10,000	5,000	15,000	*	15,000	-	*
David & Toby Hirschfeld	10,000	5,000	15,000	*	15,000	-	*
Preston Edward Cloke	10,000	5,000	15,000	*	15,000	-	*
Terry T. & Lisa M. Bushka JTWROS	10,000	5,000	15,000	*	15,000	-	*
Chad Heimsoth	10,000	5,000	15,000	*	15,000	-	*
Eugene Geraci	10,000	5,000	15,000	*	15,000	-	*
Bruce Perline	10,000	5,000	15,000	*	15,000	-	*
Donald P. Sesterhenn	10,000	5,000	15,000	*	15,000	-	*
Mario Mazzettini & Deborah Mazzettini	10,000	5,000	15,000	*	15,000	-	*
Maria Gengenbach	10,000	5,000	15,000	*	15,000	-	*
Anthony Reed	10,000	5,000	15,000	*	15,000	-	*
Pensco Trust FBO Theodore Flocco	10,000	5,000	15,000	*	15,000	-	*
Monica Samson	10,000	5,000	15,000	*	15,000	-	*
Moises Roizental & Haude Menasche Roizental	10,000	5,000	15,000	*	15,000	-	*
Theodore Hesemann	10,000	5,000	15,000	*	15,000	-	*
John D. Alexander	10,000	5,000	15,000	*	15,000	-	*
Charles Galat	10,000	5,000	15,000	*	15,000	-	*
Hemant P. Singh & Benedict H. Singh	10,000	5,000	15,000	*	15,000	-	*
Roger Ades	10,000	5,000	15,000	*	15,000	-	*
Stephen Schloss	10,000	5,000	15,000	*	15,000	-	*
Henry A. Kessler Living Trust	10,000	5,000	15,000	*	15,000	-	*
Steven Romanowski	10,000	5,000	15,000	*	15,000	-	*
James S. Kiening	10,000	5,000	15,000	*	15,000	-	*
Michael Stoeker	10,000	5,000	15,000	*	15,000	-	*
Donald R. Davis	10,000	5,000	15,000	*	15,000	-	*
Jere D. Peak	10,000	5,000	15,000	*	15,000	-	*
James O. Hurlbert	10,000	5,000	15,000	*	15,000	-	*
Nicholas Ponzio	10,000	5,000	15,000	*	15,000	-	*
The McCredie Family Revocable Trust	10,000	5,000	15,000	*	15,000	-	*
Fred Polak	10,000	5,000	15,000	*	15,000	-	*

Robert M. Katz	10,000	5,000	15,000	*	15,000	-	*
Nimesh A. Shah	10,000	5,000	15,000	*	15,000	-	*
Big Thunder LLC	10,000	5,000	15,000	*	15,000	-	*
Raymond Porcelli Revocable Living Trust u/a 4/17/07	10,000	5,000	15,000	*	15,000	-	*
Kin Shing Wong	10,000	5,000	15,000	*	15,000	-	*
Peter H. Colettis	10,000	5,000	15,000	*	15,000	-	*
Lawrence W. Schwartz/Deborah A. Schwartz	10,000	5,000	15,000	*	15,000	-	*
Hurricane Capital Management LLC	10,000	5,000	15,000	*	15,000	-	*
Robert Weiss	10,000	5,000	15,000	*	15,000	-	*
Anthony Andre, Jr. & Jennifer Andre, JTWROS	10,000	5,000	15,000	*	15,000	-	*
Declaration of Trust of Bernard D. Paul, dtd. 12/23/176, as amended	10,000	5,000	15,000	*	15,000	-	*
Mallory Kirsch	10,000	5,000	15,000	*	15,000	-	*
Kimberly Kirsch	10,000	5,000	15,000	*	15,000	-	*
Theodore Kirsch	10,000	5,000	15,000	*	15,000	-	*
Margrit Polak	10,000	5,000	15,000	*	15,000	-	*
John V. Boulger	10,000	5,000	15,000	*	15,000	-	*
Joseph Broudy	10,000	5,000	15,000	*	15,000	-	*
Firas Hussain	10,000	5,000	15,000	*	15,000	-	*
Douglas Scott Aaron	10,000	5,000	15,000	*	15,000	-	*
Ashok & Harshidu Patel	10,000	5,000	15,000	*	15,000	-	*
Doug Reed	10,000	5,000	15,000	*	15,000	-	*
Micheal G. Ginder	10,000	5,000	15,000	*	15,000	-	*
Jeffrey Weber, Harold Weber JT	10,000	5,000	15,000	*	15,000	-	*
John C. Boyer & Marilyn L. Boyer	10,000	5,000	15,000	*	15,000	-	*
Daniel Salvas	10,000	5,000	15,000	*	15,000	-	*
Sana Amber Haroon	10,000	5,000	15,000	*	15,000	-	*
Nasreen Haroon	10,000	5,000	15,000	*	15,000	-	*
Jacqueline Eubany	10,000	5,000	15,000	*	15,000	-	*
Andrew Kwa	10,000	5,000	15,000	*	15,000	-	*
Jeffrey Luebbert	10,000	5,000	15,000	*	15,000	-	*
Hawkstar Holdings, LLC	10,000	5,000	15,000	*	15,000	-	*
Robert Haider	10,000	5,000	15,000	*	15,000	-	*
Babac Vahabzadeh	10,000	5,000	15,000	*	15,000	-	*
				*			*
All other selling stockholders as a group holding less than 1% of outstanding shares in the aggregate (2)	356,300	178,150	534,450	*	534,450	-	*

*Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Assumes the selling stockholders sell all of the shares of common stock included in this prospectus.

(2)	Represents shares held by all other selling stockholders not listed above, who, in the aggregate, beneficially own less than 1% of our common stock outstanding prior to this offering.

80

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the Investor Warrants by payment of cash, however, we will receive the exercise price of the Investor Warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule. In addition, the selling stockholders may transfer shares our common stock by other means not described in this prospectus.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

81

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all costs and expenses incurred by us in complying with our obligations to file registration statements pursuant to the Registration Rights Agreement, except that the selling holders will be responsible for their share of the attorney’s fees and expenses and any commissions or other compensation to selling agents and similar persons. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution.

There is not currently, and there has never been, any public market for our common stock. Our common stock is not currently eligible for trading on any national securities exchange, Nasdaq or any over-the-counter market, including an OTC Market Group quotation system such as the OTCQB, and, although we intend to apply to Nasdaq as soon as the stock price has achieved the requisite levels for listing, we cannot assure you that our common stock will be listed. We intend to arrange for a registered broker-dealer to apply for permission to post a quotation for our stock, and we intend to apply to have our common stock quoted on the OTCQB system of the OTC Market Group. However, we may not be successful in our efforts and no assurance can be given that our common stock will be quoted on the OTCQB or any other quotation service.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus is a part effective for a period of one year or for such shorter period ending on the date when (i) all of the shares of common stock registered pursuant to the registration which this prospectus forms a part have been sold or (ii) all of the shares of common stock registered pursuant to the registration which this prospectus forms a part may be sold without restriction pursuant to Rule 144 of the Securities Act.

There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement which this prospectus forms a part.

82

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2016 and December 31, 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the reports of MNP LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon effectiveness of the registration statement of which this prospectus forms a part, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and inspect and make copies of any reports, statements or other information or the registration statement, exhibits and schedules filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our registration statement and the referenced exhibits can also be found on this site.

Our website address is www.hydrofarm.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Membership Unitholders of Hydrofarm, LLC

We have audited the accompanying consolidated balance sheets of Hydrofarm, LLC (the “Company”) as at December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for each of the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the financial statements).

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s breach of financial covenants raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MNP LLP

Toronto, Ontario

July 16, 2018, except for Note 24, as to which the date is July 20, 2018

Hydrofarm, LLC

Consolidated balance sheets

As at December 31, 2017 and 2016

(In thousands of United States dollars unless otherwise noted)

	Notes	2017	2016
		$	$
Assets
Current assets
Cash and cash equivalents		2,206	689
Accounts receivable, net	8, 23	23,551	18,074
Inventories, net	9, 23	77,786	54,828
Prepaid expenses and other current assets	10	1,534	936
Total current assets		105,077	74,527

Property, plant and equipment, net	11, 23	5,495	15,987
Intangible assets and goodwill	12	19,128	8,547
Advances to related party	19	64,204	—
Other assets	10	971	1,192
Total assets		194,875	100,253

Liabilities
Current liabilities
Accounts payable		23,252	15,563
Current maturities of line of credit	14	47,625	977
Current maturities of debt	14	72,655	8,807
Accrued and other current liabilities	16	9,727	5,884
Total current liabilities		153,259	31,231

Long-term debt	14	—	9,355
Long-term line of credit	14	—	18,117
Deferred tax liability	13	2,252	91
Other long-term liabilities	16	2,958	433
Total liabilities		158,469	59,227

Members' equity
Common stock and membership interest	17	13,477	13,477
Additional paid-in capital	17	34,746	5,568
Unearned ESOP Shares	7, 17	—	(5,510)
Accumulated other comprehensive income		15	(644)
Retained earnings (deficit)		(11,905)	29,805
Non-controlling interest	18	73	(1,670)
Total members' equity		36,406	41,026
Total liabilities and members' equity		194,875	100,253

The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm, LLC

Consolidated statements of operations and comprehensive income (loss)

Year ended December 31, 2017 and 2016

(In thousands of United States dollars unless otherwise noted)

	Notes	2017	2016
		$	$
Net sales	23	260,399	273,482
Cost of goods sold	9	217,658	221,595
Gross profit		42,741	51,887

Salaries and benefits		13,309	11,588
Marketing expense		3,400	3,149
Bad debt		982	700
General and administrative expenses		15,294	11,308
Impairment of goodwill	12	796	—
ESOP compensation expense	7	30,327	6,480
Depreciation and amortization	11, 12	2,156	1,237
Interest expense	20	6,268	1,134
Other expense (income)		837	(402)
Income (Loss) before income taxes		(30,628)	16,693
Income tax expense	13	(180)	144
Net income (loss)		(30,448)	16,549

Net foreign currency translation gain (loss)		659	(753)
Other comprehensive income (loss), net of income tax		659	(753)

Total comprehensive income (loss), net of income tax		(29,789)	15,796

Income (loss) for the year attibutable to:
Controlling interests		(31,020)	15,781
Non-controlling interests		572	768
		(30,448)	16,549

Total comprehensive income (loss) attributable to:
Controlling interests		(29,789)	15,796
Non-controlling interests		—	—
		(29,789)	15,796

Hydrofarm, LLC

Consolidated statements of changes in members' equity

Year ended December 31, 2017 and 2016

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

		Equity interest		Unearned		Accumulated	Retained	Total equity	Non-controlling	Members'
	Notes	Shares/Units	Amount	ESOP shares	APIC	OCI	earnings (deficit)	Hydrofarm, LLC	interest	equity
			$	$	$	$	$	$	$
Balance, December 31, 2015		419,607	13,477	(6,815)	2,622	109	23,795	33,188	(1,946)	31,242
Distributions, net	17	—	—	—	—	—	(12,000)	(12,000)	(492)	(12,492)
ESOP share compensation	7, 17	—	—	1,305	2,946	—	2,229	6,480	—	6,480
Net income		—	—	—	—	—	15,781	15,781	768	16,549
Net foreign currency translation gain		—	—	—	—	(753)	—	(753)	—	(753)
Balance, December 31, 2016		419,607	13,477	(5,510)	5,568	(644)	29,805	42,696	(1,670)	41,026
Distributions, net	17	—	—	5,510	96	—	(11,935)	(6,329)	—	(6,329)
ESOP share compensation	7, 17	—	—	—	29,082	—	1,245	30,327	—	30,327
Net loss		—	—	—	—	—	(31,020)	(31,020)	572	(30,448)
Deconsolidation of McDowell	6, 18	—	—	—	—	—	—	—	1,171	1,171
Net foreign currency translation gain		—	—	—	—	659	—	659	—	659
Redemption of common stock	6	(419,607)	(13,477)	—	—	—	—	(13,477)	—	(13,477)
Issuance of Membership Units	6	419,607	13,477	—	—	—	—	13,477	—	13,477
Balance, December 31, 2017		419,607	13,477	—	34,746	15	(11,905)	36,333	73	36,406

The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm, LLC

Consolidated statements of cash flows

Year ended December 31, 2017 and 2016

(In thousands of United States dollars unless otherwise noted)

	Notes	2017	2016
		$	$
Cash Flows from Operating Activities
Net income/(loss)		(30,448)	16,549
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,12	2,156	1,237
Amortization of inventory step-up adjustment		896	579
(Gain) loss on disposal of assets	11	(35)	—
Provision for doubtful accounts	8	982	700
Provision for excess and obsolete inventory		1,797	285
Impairment of goodwill	12	796	—
Current tax expense		—	(200)
Deferred tax expense	13	(91)	95
ESOP compensation expense	7	30,327	6,480
Interest expense - unpaid		900	—
Changes in operating assets and liabilities
Accounts receivable	8	416	(6,330)
Inventories	9	(14,384)	(11,123)
Prepaid expenses and other current assets	10	(599)	(314)
Other assets		960	(369)
Accounts payable		3,678	3,786
Accrued liabilities	16	2,229	(2,711)
Net Cash provided by (used in) operating activities		(420)	8,664

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	11	(2,107)	(959)
Proceeds from the sale of property, plant and equipment	11	8,812	—
Purchase of intangible assets		(1,796)	(1,875)
Acquisitions	6	(22,699)	(3,236)
Disposal of McDowell	18	(607)	—
Net Cash used in investing activities		(18,397)	(6,070)

Cash Flows from Financing Activities
Proceeds from revolving line of credit		48,395	90,530
Payment made to revolving line of credit		(19,864)	(78,976)
Proceeds from debt	14	96,286	2,053
Repayment made to debt	14	(34,275)	(2,742)
Gain on interest swap	20	(259)	(422)
Distributions to noncontrolling interests	17,18	—	(492)
Repayments from ESOP note receivable		5,605	—
Distributions to stockholders	17	(76,138)	(12,000)
Net Cash provided by (used in) financing activities		19,750	(2,049)

Effect of foreign currency on cash		584	(412)
Net increase in cash and cash equivalents		1,517	133
Cash and cash equivalents at beginning of year		689	556
Cash and cash equivalents at end of year		2,206	689

Supplemental information:

Cash paid for interest during 2017 $5,368 (2016 - $1,134); cash paid for incomes taxes during 2017 $466 (2016 - $156).

The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

1.	Description of the business

Hydrofarm, LLC (“Hydrofarm” or the “Company”) is a distributor of indoor gardening and hydroponics products. The Company offers light reflectors and ballasts, lighting kits, bulbs, hydro systems and components, pumps, meters, water filtration, ventilation, air purification, and controller equipment. It also provides garden accessories, plant care, and food storage products. Hydrofarm is a limited liability corporation incorporated in the State of California in 1977 and maintains its headquarters in Petaluma, California. The Company is managed primarily based on the geographies in which it operates and reports results of operations in two reportable segments: United States and Canada (refer to note 23 for further information).

Immediately prior to May 12, 2017, the Company went through a reorganization when it was converted from a Corporation into a Limited Liability Corporation (“LLC”). On May 12, 2017, the membership interests (“Units”) of Hydrofarm, LLC were acquired by Hydrofarm Holdings LLC for $202,684 (subject to post-closing adjustments), backed by the original member of the Company and a group of third party investors. The acquisition was performed through a combination of equity and debt (refer to notes 14, 17 and 19 for further information).

Hydrofarm is affiliated with McDowell Group LLC (“McDowell”) through common ownership, as a Unit holder of Hydrofarm owns 50% of the equity interest of McDowell. For financial reporting purposes, management has determined that McDowell is a variable interest entity (“VIE”) and that Hydrofarm is its primary beneficiary for fiscal year ended December 31, 2016 (refer to note 18 for further information).

2.	Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2017, the Company had $2,206 in cash and cash equivalents, a negative working capital of $48,182 and an accumulated deficit of $11,905. As described in note 14, the Company is currently in breach of financial covenants with its lenders. In the event of a break, if the Company is unable to meet or amend the financial covenants, all of the Company’s scheduled indebtedness with the lenders ($120,280 at December 31, 2017) could become immediately due and payable. If the Company cannot reach an agreement with the lenders, generate sufficient additional liquidity through additional support from the Company’s investor base, or some combination of other actions, the Company may not have sufficient funds to repay the debt. The lenders have agreed to temporarily forbear from exercising their rights and remedies under the loan agreements until July 15, 2018, or earlier should certain events occur. On July 16, 2018, the forbearance period was extended until August 15, 2018. The amendments made to the debt arrangements subsequent to year end are described in note 24. Should the Company be unable to repay the debt, the Company’s business, results of operations, liquidity and financial condition would be materially and negatively affected. Management is continuing in the process of negotiations with the lenders to rectify the breach as the Company will need to finance future activities. The conditions described above result in substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the issuance of these consolidated financial statements.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

3.	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) in effect on December 31, 2017. The significant accounting policies applied by the Company are described in note 4 herein.

Basis of measurement

The consolidated financial statements of the Company are presented using and have been prepared on a going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value, as explained in the accounting policies below. Historical cost is measured as the fair value of the consideration provided in exchange for goods and services. The Company’s presentation currency is United States dollars (“USD”). All financial information is presented in thousands of USD, except as otherwise indicated. The functional currency of the Hydrofarm operations located in the United States of America (“US”) is USD, the functional currency of the Canadian operations is Canadian dollar (“CAD”). The functional currency of the operations located in Europe is Euro.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and entities in which it maintains a controlling financial interest and VIEs of which Hydrofarm is a primary beneficiary. Judgments are made in assessing whether the Company is the primary beneficiary, including determination of the activities that most significantly impact the VIE’s economic performance (refer to note 18 for further information).

The Company accounts for non-controlling interests in consolidated subsidiaries, which requires that non-controlling interest be reported as a separate component of members’ equity, and that net income be presented separately in the consolidated statement of comprehensive income with net income attributable to the non-controlling interests and net income attributable to the members of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Examples of such significant estimates include, but are not limited to, estimates relate to revenue recognition, including sales returns and claims from customers, allowance for doubtful accounts, excess, slow-moving and close-out inventories, product warranty, useful lives and impairment of long-lived and intangible assets and goodwill, recognition of deferred income taxes and valuation allowances, and valuation of stock-based compensation. Actual results may materially differ from these estimates. On an ongoing basis, the Company reviews its estimates to ensure that these estimates appropriately reflect changes in its business or as new information becomes available.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in net income (loss) as incurred.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration is established for business acquisitions where the Company has the obligation to transfer additional assets or equity interests to the former owners if specified future events occur or conditions are met. Contingent consideration is classified as a liability when the obligation requires settlement in cash or other assets and is classified as equity when the obligation requires settlement in the Company’s own equity instruments. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with a corresponding adjustment to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are included in net income (loss) in the period. Changes in the fair value of contingent consideration classified as equity are not recognized.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that time. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to net income (loss). For a given acquisition, the Company may identify certain pre-acquisition contingencies as of the acquisition date and may extend its review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess these contingencies as part of acquisition accounting, as applicable.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Foreign currency translation

Foreign currency transactions

The Company reports its financial results in USD, as it is the currency of the primary economic environment in which it operates. Transactions in foreign currencies are translated to the respective functional currencies of subsidiaries of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates and revenue and expenses are translated at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. These exchange gains and losses are recognized in net income (loss). The effect of currency translation adjustments on cash and cash equivalents is presented separately in the statements of cash flows and separated from investing and financing activities when deemed significant.

Foreign operations

For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Company’s subsidiaries with CAD or Euro functional currencies are translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average rate prevailing during the period with exchange differences impacting other comprehensive income (loss) and accumulated in equity.

Cash and cash equivalents

Cash and cash equivalents include liquid investments such as term deposits, money market instruments and commercial paper with original maturities of three months or less. The investments are carried at cost plus accrued interest, net of bank overdrafts, which approximates fair value.

Trade and other receivables and allowance for doubtful accounts

Accounts receivable, net on the consolidated balance sheets represents amounts due from customers less the allowance for doubtful accounts as well as trade discounts, estimated sale allowances, and volume rebates. Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for short-term receivables when the effect of discounting is immaterial.

A provision is recorded for impairment when there is objective evidence (such as significant financial difficulties of the debtor) that the Company will not be able to collect all amounts due according to the original terms of the receivable. A provision is recorded as the difference between the carrying value of the receivable and the present value of future cash flows expected from the debtor, with an offsetting amount recorded as an allowance, reducing the carrying value of the receivable. The provision is included in selling, general and administrative expense in the consolidated statements of operations and comprehensive income (loss). When a receivable is considered permanently uncollectible, the receivable is written off against the allowance account.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Trade and other receivables and allowance for doubtful accounts (continued)

In assessing the amount of reserve required, a number of factors are considered including the age of the account, the credit-worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions. Because the amount of the reserve is an estimate, the actual amount collected could differ from the carrying value of the amount receivable.

Other financial liabilities

Financial liabilities (including borrowings and trade and other payables) are accounted for at amortized cost using the effective interest method, except for short-term payables when the effect of discounting is immaterial.

Inventories

Inventories is comprised of mainly finished goods and insignificant parts, materials, and supplies. Inventories are recorded at the lower of cost and net realizable value. Cost is determined on a standard cost basis and includes the purchase price and other costs, such as import duties, taxes and transportation costs. Inventory’s average cost is determined on a first-in, first-out (“FIFO“) basis and trade discounts and rebates are deducted from the purchase price.

The net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of sales.

Warranty costs

The Company accrues an estimate of its exposure for warranty claims based on both current and historical product sales data and warranty costs incurred. Product warranties, where applicable, range from one year to five years. The Company assesses the adequacy of its recorded warranty liability annually and adjusts the amount as necessary.

Revenue recognition

Revenue represents the consideration received or receivable from customers for goods provided by the Company, net of trade discounts, estimated sale allowances, volume rebates and sales taxes. Revenue is recognized from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectability is reasonably assured. These conditions are typically met upon shipment based on the terms of sale with the customer.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Revenue recognition

The Company has the following product categories: (1) Lighting devices; (2) Climate control equipment; and (3) Hydroponics. The Company sells two types of products: (1) House Brands - Products are manufactured overseas by a supplier that the Company arranged and shipped to the Company. The Company then sells these products from the Company’s regional distribution centers (“DC”) to its customers, and (2) Distributed Product – Products are purchased from a company and the purchased products are then sold to Hydrofarm customers from the Company’s regional DCs.

Estimates for allowances to customers, such as returns on sales of defective products and customer rebates, are applied as a reduction against revenue in the year in which the related sales are recorded. Estimates of warranty expenditure are also recognized at the time of sale of goods. Estimates are made based on contractual terms and conditions and historical data.

Leases

Leases are reviewed for capital or operating classification at their inception.

Capital lease – lessee

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the benefits and risks incidental to ownership to the lessee. All other leases are classified as operating leases.

Capital leases are capitalized at the commencement of the lease at the fair value of the leased property as of the inception date or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Interest charges are recognized in other income in the consolidated statements of income (loss) and comprehensive income (loss).

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease – lessee

Operating lease payments are recognized as selling, general and administrative expenses in the consolidated statements of income (loss) and comprehensive income (loss) on a straight-line basis over the lease term and include renewal terms when it is reasonably certain that the option will be exercised. Contingent rentals arising under operating leases are recognized as an expense in the year in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Leases (continued)

Sale and leaseback

A sale and leaseback transaction involves the sale of an asset and the leasing back of the same asset. Any gain or loss in a sale and leaseback transaction is generally deferred, but may be recognized immediately depending on the nature of the sale and lease agreement.

Income taxes

Prior to the May 12, 2017 transaction, the Company had elected S corporation status for federal income tax purposes. The S corporation status provides that taxable income or loss of the Company is passed through and taxed to the stockholders instead of being taxed at the corporate level. In addition, as an S corporation the Company is required to pay state income taxes of 1.5% of its taxable net income in California. In connection with the May 12, 2017 transaction, the company became a disregarded entity for U.S. federal income tax purposes.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carry-forwards, and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes.

Deferred income tax assets are recognized only to the extent that management determines that it is more likely than not that the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The income tax expense or benefit is the income tax payable or recoverable for the year plus or minus the change in deferred income tax assets and liabilities during the year.

The Company is subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, the Company may incur additional income tax expense based upon the outcomes of such matters. In addition, when applicable, the Company adjusts income tax expense to reflect the Company’s ongoing assessments of such matters, which requires judgment and can materially increase or decrease its effective rate as well as impact operating results. The evaluation of tax positions taken or expected to be taken in a tax return is a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and provisions for impairment, if any. Cost consists of expenditures directly attributable to the acquisition of the asset. The costs of construction of qualifying long-term assets include capitalized interest, as applicable.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Property, plant and equipment (continued)

Subsequent expenditures for maintenance and repairs are expensed as incurred, while costs related to betterments and improvements that extend the useful lives of property, plant and equipment are capitalized. Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method or declining balance method. Depreciation is provided for as follows:

Machinery and equipment	5 years
Leasehold improvements	Lesser of useful life and term of the lease
Furniture and fixtures	5 years
Computer equipment	3 years
Motor vehicles	5 years

When components of an asset have a significantly different useful life or residual value than the primary asset, the components are depreciated separately. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting year, with the effect of any changes in estimate being accounted for on a prospective basis.

The Company assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that the asset’s carrying value may not be recoverable. An impairment charge would be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill arising on an acquisition of a business is carried at the amount established at the date of acquisition of the business less accumulated impairment losses, if any. The Company has determined their reporting units for the purpose of goodwill impairment testing are based on the geographic markets they serve, being the United States and Canada.

Intangible assets

Intangible assets – Definite lived

Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives, and are tested for recoverability whenever events or changes in circumstances indicate that carrying amounts of the asset group may not be recoverable. The estimated useful lives and amortization methods are reviewed at the end of each reporting year, with the effect of any changes in the estimate being accounted for on a prospective basis. Asset groups are established primarily by determining the lowest level of cash flows available. If the estimated undiscounted future cash flows are less than the carrying amounts of such assets, an impairment loss is recognized to the extent the fair value of the asset less any costs of disposition is less than the carrying amount of the asset. Determining the fair value of these assets is judgmental in nature and involves the use of significant estimates and assumptions.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Intangible assets – Definite lived (continued)

The following are the estimated useful lives for the major classes of definite life intangible assets:

Trade name	3–17 years
Customer contracts and relationships	5-20 years
Licenses	Lesser of useful life and term of the license
Non-competition agreements	5 years
Intellectual property	5-15 years
Favorable lease	Lesser of useful life and term of the lease
ERP system(1)	5 years

(1)	Costs associated with maintaining ERP computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets. Directly attributable costs that are capitalized as part of the software product include the software development employee costs. Costs continue to be capitalized until the project is substantially complete and ready for its intended use, after which costs are only capitalized if they constitute an upgrade or enhancement that results in additional functionality.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their initial cost).

Valuation methodology

The Company uses the income approach to value the customer contracts and relationships, licenses and non-competition agreements. The income approach is a valuation technique that calculates the estimated fair value of an intangible asset based on the estimated future cash flows that the asset can be expected to generate over its remaining useful life.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Valuation methodology (continued)

Specifically, the Company uses the excess earnings method to value the customer contracts and relationships, which is a form of the income approach that estimates the fair value of an asset by calculating the present value of the after-tax earnings attributable to that asset. The earnings attributable to an asset are reduced by a return for each of the contributory assets required to generate these earnings. The earnings remaining are then discounted to their present value at a rate of return commensurate with the risk inherent in the subject intangible asset.

The Company uses the probability-adjusted discounted cash flow (“DCF”) method, which is a form of the income approach to value the non-compete agreement. The probability-adjusted DCF is based on the probability of the owner competing in the absence of the non-compete clause and the probability of revenue loss for the Company if the owner competes. The probability-adjusted earnings are discounted to present value at a rate of return commensurate with the risk inherent in the non-compete agreement.

The Company uses “with or without” income approach method to value the licenses. This valuation methodology is sometimes referred to as a comparative business valuation method or a differential value method. Gross margins associated with specific sales relating to the license are compared with and without the sales. The difference in margins is the estimated benefit from the exclusive distribution agreement license.

The Company relies on the relief-from-royalty method to value the trade name and intellectual property acquired. The relief-from-royalty method assumes the notional sale of the intellectual property through a royalty or licensing agreement with arm’s length third parties. Accordingly, the income forecast reflects an estimate of a fair royalty that a third-party purchaser (licensee) would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. These after-tax royalty payments are then discounted to present value at a rate of return commensurate with the risk of the intellectual property.

De-recognition of intangible assets

An intangible asset is de-recognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from de-recognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in net income (loss) when the asset is de-recognized.

Impairment - goodwill and non-financial assets

Goodwill is reviewed annually for impairment as of December 31 or whenever events or changes in circumstances indicate the carrying value may be greater than fair value. The Company may first perform an assessment of qualitative factors to determine if it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of the reporting unit is less than it’s carrying amount including goodwill, then the Company will proceed with the two-step test. The first step requires the comparison of the fair value of the applicable reporting unit to its respective carrying value, including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Impairment - goodwill and non financial assets (continued)

With respect to this testing, a reporting unit is a component of the Company for which discrete financial information is available and regularly reviewed by management. Implied fair value of goodwill is determined by considering both the income and market approach. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparable. The fair value estimates are based on assumptions management believes to be reasonable, but are inherently uncertain. For the fiscal year ended 2017, Hydrofarm completed a qualitative assessment of the United States and Canada reporting units and a quantitative assessment for the US reporting unit and determined the carrying value of the US reporting unit’s goodwill exceeds its implied fair value by $796. Goodwill has been written down to $nil in fiscal year ended 2017 as a result.

In addition to the impairment review of goodwill, the Company evaluates fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. If the sum of the future cash flows expected to result from the asset or assets group, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset or assets group from the reported value of the asset or assets group.

U.S. GAAP allows entities testing indefinite-lived intangible assets for impairment the option of performing a qualitative assessment before calculating the fair value of the indefinite-lived intangible assets for the impairment test. If the qualitative assessment is performed, an entity is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines that, based on that assessment, it is more likely than not that the asset is impaired, in that circumstance the Company would perform the quantitative impairment test and calculate fair value. Hydrofarm completed a quantitative fair value measurement of indefinite-lived trademarks on December 31, 2017. The test indicated that the fair value of the indefinite-lived trademarks exceeded the carrying value, indicating that no impairment existed.

The Company believes that the accounting estimates related to goodwill and long-lived asset impairment assessments are ‘‘critical accounting estimates’’ because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated results of operations and on the amount of assets reported in the consolidated balance sheets.

Contingencies

The Company estimates for payments that are contingent on the outcome of uncertain future events. In establishing our estimates, the Company considers historical experience with similar contingencies and the progress of each contingency, as well as the recommendations of internal and external advisors and legal counsel. The Company re-evaluates all contingencies as additional information becomes available; however, given the inherent uncertainties, the ultimate amount paid could differ from our estimates.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Financial instruments

The Company’s financial instruments recognized in the consolidated balance sheets and included in working capital consist of cash and cash equivalents, accounts receivable, derivative instruments, contingent consideration, accounts payable, current portion of debt and accrued liabilities. Cash and cash equivalents, derivative instruments and contingent consideration are measured at fair value each reporting period. The fair values of the remaining financial instruments approximate their carrying values due to their short-term maturities.

The Company’s financial instruments exposed to credit risk include cash equivalents, accounts receivable and derivative instruments. The Company places its cash and cash equivalents with institutions of high creditworthiness. To limit the credit risk associated with derivative instruments, the Company contracts with counterparties that are highly-rated financial institutions. The Company’s trade accounts receivable are not subject to a high concentration of credit risk. The Company routinely assesses the financial strength of its customers and believes that its accounts receivable credit risk exposure is limited.

The Company maintains an allowance for losses based on the expected collectability of the accounts receivable.

Derivatives

The Company recognizes derivative instruments as either assets or liabilities and measure those instruments at fair value. Hydrofarm uses interest rate swaps to manage various exposures to interest rates on floating rate debt instruments. These instruments do not qualify for hedge accounting treatment and therefore, gains and losses from contract settlements and changes in fair value of the derivative instruments are recognized in Net unrealized gain (loss) on interest rate swaps and other expense (income), net in the consolidated statements of comprehensive income. The Company’s interest rate swap contracts were not traded on a public exchange. The fair value of these interest rate swap contracts was determined using the settlement value obtained from the bank and is further discussed in the next section (refer to Fair value measurement). The Company’s policy is to present all derivative balances on a gross basis.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements.

All financial instruments recognized at fair value in the consolidated balance sheets are classified into one of three levels in the fair value hierarchy as follows:

Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – valuation techniques with significant unobservable market inputs.

The fair value of the Company’s interest rate swap contracts is classified within Level 2 of the fair value hierarchy. The fair value of contingent consideration (refer to note 6 for further discussion) is classified within level 3 of the fair value hierarchy.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Concentrations of business and credit risk

Financial instruments that potentially subject the Company to concentrations of credit and business risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash balances at certain financial institutions that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. Exposure to losses on Receivables is principally dependent on each customer’s financial condition. The Company mitigates credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them and performing periodic review of the credit activities of those customers during the course of the business relationship. Receivables arising from sales are not collateralized; however, credit risk is minimized as a result of the large, active customer base. On a consolidated basis, no single customer accounted for more than 10.0% of the Company’s consolidated revenues in for the year ended 2017 and 2016. The Company did not have any customers that individually accounted for more than 10.0% of accounts receivable as at December 31, 2017 and 2016.

De-recognition of financial instruments

The company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and reward of ownership of the asset to another party. On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that has been recognized in other comprehensive income (loss) and accumulated in equity is recognized in net income (loss). The Company de-recognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability de-recognized and the consideration paid and payable is recognized in net income (loss).

Short-term and other employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognised in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Variable interest entity

The Company evaluates its transactions with affiliates to determine if the affiliated entity is a VIE. An entity is a VIE when: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or (ii) equity holders either (a) lack the direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity, or (c) do not have the right to receive expected residual returns.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

4.	Significant accounting policies (continued)

Variable interest entity (continued)

If an entity or investment is deemed to be a VIE, the Company assesses whether it’s the primary beneficiary of the VIE, based on whether the Company (i) has the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

If an entity or investment is deemed to be a VIE and the Company is deemed to be its primary beneficiary, the Company consolidates the accounts of the entity and additionally presents the specific assets and liabilities of the consolidated VIE on the consolidated balance sheets.

5.	Recently issued accounting pronouncements

Accounting standards, amendments and interpretations not yet adopted or effective

Effective in 2018

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract.

The amendments in the ASU must be applied using one of two retrospective methods and are effective for annual and interim periods beginning after December 15, 2016. On July 9, 2015, the FASB modified ASU 2014-09 to be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. As modified, the FASB permits the adoption of the new revenue standard early, but not before the annual periods beginning after December 15, 2016. There have also been various additional accounting standards updates issues by the FASB in 2016 that further amend this new revenue standard. The Company expects to adopt ASC 606 on January 1, 2018 and it does not expect it to have a material impact on its consolidated financial position and results of operations; however further technical analysis and quantitative assessments are required to conclude on the overall impact.

Effective in 2019

On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update will require organizations that lease assets to recognize on the balance sheets the assets and liabilities for the rights and obligations created by those leases. The new guidance will also require additional disclosures about the amount, timing and uncertainty of cash flows arising from leases. The provisions of this update are effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of ASC 842 will have on the Company’s consolidated financial position and results of operations and comprehensive income (loss).

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

5.	Recently issued accounting pronouncements (continued)

Accounting standards, amendments and interpretations not yet adopted or effective (continued)

Effective in 2020

In June 2016, the FASB issued Topic ASU No. 2016-13 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of ASC 326 will have on the Company’s consolidated financial position and results of operations.

2021

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The standard provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. The ASU is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2020, and early adoption is permitted. The Company does not currently anticipate ASU 2017-04 to have a material impact on the consolidated financial statements.

Newly adopted standards

The following are new standards, amendments and interpretations that were adopted by the Company effective January 1, 2017:

As of January 1, 2017, the Company adopted ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 requires inventories measured under any methods other than last-in, first-out (“LIFO”) or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market. Subsequent measurement of inventory using LIFO or the retail inventory method is unchanged by ASU 2015-11. The adoption of ASU 2015-11 did not have a material impact on the Company’s consolidated financial statements.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

6.	Business combinations

During the period ended December 31, 2016 the Company entered into a business combination to acquire the assets of an entity that manufactures indoor growing equipment (the “2016 Acquisition”).

On February 1, 2016, the Company acquired substantially all of the net assets of a subsidiary of a publicly held company headquartered in Canada. The entity is a manufacturer of grow lighting, light accessories and home garden equipment which complements the Company's existing products, distribution channel, and international presence. Pursuant to the terms set forth in the asset purchase agreement, the Company acquired control of the entity through the acquisition of substantially all net assets, for total purchase consideration of $3,236, less an escrow for possible adjustments. The total consideration for the 2016 Acquisition includes contingent consideration. The contingent consideration includes a payment for freight charges determined as a percentage of future gross revenue up to and including June 30, 2016. Fair value of the final payment was $115 and was recognized as part of the consideration paid in the 2016 Acquisition.

The total purchase consideration has been initially allocated to identifiable intangible assets based on their estimated fair values of $1,466 (related to trade name, technology and customer relationships), $759 of goodwill acquired and $1,106 of net tangible assets acquired. The entity is included in the United States reporting unit and operating segment upon acquisition.

During the period ended December 31, 2017, the Company entered into two business combinations.

On November 8, 2017, the Company acquired certain assets related to the distribution business of  Greenstar Plant Products, Ltd, (Greenstar) a privately held entity headquartered in Canada. Greenstar is a manufacturer and distributor of lawn and garden supplies which will complement the Company's existing products, distribution channel, and international presence. Pursuant to the terms set forth in the agreement, the assets were acquired by a newly formed entity GS Distribution, Inc. (“GSD”), an entity headquartered in Canada. Pursuant to the terms set forth in the agreement, the Company acquired control of GSD through the acquisition of certain assets, for total purchase consideration of $9,338, inclusive of an escrow for possible adjustments. The total consideration for the acquisition includes contingent consideration related to an earn-out for a total of $1,538, payable in equal parts based on performance in each of fiscal 2018 and 2019. The earn-out period ends in December 2019; the Company estimates that the full earn-out amount will be paid to the vendor and recognized the amount at fair value of $1,538 (Canadian Dollar $2,000,000) included in accrued liabilities.

The total purchase consideration has been initially allocated to identifiable intangible assets based on their estimated fair values of $711 (related to brands and customer relationships), $31 of goodwill acquired and $8,596 of net tangible assets acquired. GSD is included in the Canadian reporting unit and operating segment effective November 8, 2017.

On November 29, 2017, the Company acquired Eddi’s Wholesale Garden Supplies Ltd. (“Eddi”), a privately held entity headquartered in Canada. Eddi is a distributor of hydroponics and lawn and garden supplies which will complement the Company's existing products, distribution channel, and international presence. Pursuant to the terms set forth in the agreement, the Company acquired control of Eddi through the acquisition of all of the shares of the entity, for total purchase consideration of $14,909, less an escrow for possible adjustments.

The total purchase consideration has been initially allocated to identifiable intangible assets based on their estimated fair values of $7,010 (related to brands, customer relationships and a favorable lease), $2,711 of goodwill acquired and $5,188 of net tangible assets acquired. Eddi is included in the Canadian reporting unit and operating segment effective November 29, 2017.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

6.	Business combinations (continued)

Assets acquired and liabilities recognized at the date of the acquisitions

	Fair value as at	Fair value as at	Fair value as at
	at November 8,	November 29,	February 1,
	2017	2017	2016
	$	$	$
Asset acquired
Cash	—	10	—
Trade and other receivables	2,581	4,293	—
Inventories	6,380	4,886	1,106
Property, Plant and Equipment	482	662	—
Other assets	464	275	—
Intangible assets	711	7,010	1,466
	10,618	17,136	2,572

Liabilities assumed
Trade payables and accrued liabilities	(1,311)	(2,696)	—
Deferred tax liabilities	—	(2,240)	(95)
	(1,311)	(4,936)	(95)

Fair value of identifiable net assets acquired	9,307	12,200	2,477

The trade and other receivables acquired in 2017 (which principally comprised trade receivables) in the transactions with a total fair value of $6,874 (nil in 2016) had gross contractual amounts of $6,874 (nil in 2016).

An incremental fair value adjustment to inventory was recognized in the consolidated statements of financial position and post-acquisition, the balance was amortized into cost of goods sold for the year ended December 31, 2017 and 2016 based on the inventory turnover.

Goodwill arising from the acquisitions

	Fair value as at	Fair value as at	Fair value as at
	at November 8,	November 29,	February 1,
	2017	2017	2016
	Total	Total	Total
	$	$	$
Consideration transferred,
including deferred payments	9,338	14,909	3,236
Fair value of identifiable net assets acquired	9,307	12,200	2,477
Goodwill arising from the acquisition	31	2,709	759

Goodwill arose on the acquisitions because the cost of the combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce. These benefits are not recognized separately from goodwill as they do not meet the recognition criteria for identifiable intangible assets.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

6.	Business combinations (continued)

Net cash outflow on acquisitions

	November 8, 2017 total	November 29, 2017 Total	February 1, 2016 Total
	$	$	$

Consideration paid in cash	7,800	14,909	3,236
Less: cash balance acquired	—	(10)	—
Net cash outflow	7,800	14,899	3,236

Impact of acquisitions on the results of the Company

Included in the Company’s financial results is $3,997 in revenues and $798 in net losses before tax for the year ended December 31, 2017 ($3,306 and $450 for the year ended December 31, 2016, respectively), attributable to the acquisitions.

On a pro-forma basis (unaudited), had these acquisitions been completed on January 1, 2017, the Company’s total revenue for the year would have amounted to $304,968 ($273,757 for the year ended December 31, 2016) and net loss of ($27,974) (net income of $490 for the year ended December 31, 2016) respectively. Management considers these ‘pro-forma’ estimates to represent an approximate measure of the performance of the combined Company on an annualized basis. The Company did not incur significant transaction related costs.

7.	Employee Benefit Plan

In 2010, the Company sponsored a leveraged ESOP, funded with a note receivable for $12,665 that generally covers all employees with over 1,000 hours of service and who were age 21 or older. The Company makes annual cash dividend payments of a sufficient amount to allow the ESOP to make its debt service requirements, which are $1,646 per year and include interest at 5% for ten years. The amount of the note receivable outstanding as at December 31, 2016 is $5,510. The ESOP’s 205,607 shares were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid during the year. Total repayments during the year ended December 31, 2017 were $5 (2016 - $1,646). The entity accounts for its employee stock ownership plan in accordance with ASC 718-40. Accordingly, the intercompany debt of the ESOP is not recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the balance sheets. As shares are released from collateral, the entity reports compensation expense equal to the average market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction to retained earnings; dividends on unallocated ESOP shares are recorded as compensation expense. Distributions to the ESOP on allocated shares may be used to make payments on the intercompany debt or are allocated to the ESOP’s accounts in proportion to the shares allocated to the account of each employee immediately prior to the distribution. Distributions on unallocated shares may be used to make payments on the intercompany debt or are allocated to the ESOP’s accounts using a compensation-based formula. 106,900 shares have been allocated to individual accounts, 20,739 shares have been committed-to-be-released, and there are 77,968 unallocated shares in suspense as of December 31, 2016. The fair value of the unearned ESOP shares at December 31, 2016 was $18,209. Compensation expense for committed-to-be-released shares and dividends on unallocated shares was $30,327 and $6,480 for the years ended December 31, 2017 and 2016, respectively. The participants in the ESOP may require the Company to purchase the vested common stock for its then fair market value.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

7.	Employee Benefit Plan (continued)

On April 10, 2017, the Company underwent a reorganization which included the formation of a new corporation, PBCO, Inc. In connection with the reorganization, sponsorship of the Plan was assigned to PBCO, Inc. on May 9, 2017. On May 11, 2017, the shares of Company’s common stock held by the Plan were redeemed (the “Transaction”) and the shareholders of PBCO, Inc. resolved to terminate the Plan. In anticipation of the Transaction, the Plan Trustee caused the Plan to fully repay the outstanding balance on the exempt loan from Hydrofarm, Inc. to the ESOP which caused the remaining unallocated shares to be released from suspense, resulting in 77,968 shares being committed-to-be-released. Also on this date, the shareholders of PBCO, Inc. resolved to amend the Plan for the following: (1) To provide for full vesting of participant accounts; (2) To provide that participants who terminated employment with the Plan Sponsor on or before December 31, 2016 may elect a single lump sum distribution of their account following closing of the Transaction; (3) To permit the distribution of 80% of the accounts of active participants’ after the close of the Transaction and to provide that the remaining participant account balances will be distributed after receipt of the favorable determination letter from the IRS, which was received on March 15, 2018. The events described above are in accordance with the terms of the Plan and section 4975(e)(7) of the Internal Revenue Code.

A 401(k) plan is available for eligible employees. Prior to the 2010 plan year, the Company administered a profit sharing plan which contributed a portion of the Company’s profits into the 401(k) plan. During 2010, with the creation of the ESOP, the ongoing profit sharing contributions to the 401(k) plan were terminated. Through the ESOP, the Company may elect to make a voluntary contribution to the ESOP for the plan year. The Company did not declare any voluntary contributions to the ESOP for the years ended December 31, 2016 and December 31, 2017.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

8.	Trade and other receivables

Trade and other receivables comprised the following as at December 31:

	2017	2016
	$	$

Trade receivables	24,027	18,999
Allowance for doubtful accounts	(2,390)	(1,456)
Provision for sales allowances	(614)	(752)
Other receivables	2,528	1,282
	23,551	18,074

Trade receivables disclosed above include certain amounts that are past due at the end of the reporting year for which the Company has not recognized an allowance because there has not been a significant change in credit quality and the amounts are still considered recoverable. Such past due amounts have not been significant in the current and prior year. All accounts receivables value is pledged as collateral for certain financial liabilities (refer to note 14 for further information).

Trade receivables current and past due as at December 31:

	2017	2016
	$	$

Current	11,821	11,922
1–30 days	6,253	4,362
31–60 days	2,291	1,441
61–90 days	1,035	469
Over 91 days	2,627	805
	24,027	18,999

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. There were no significant impaired financial assets as at December 31, 2017 and 2016.

9.	Inventories

Inventories comprised the following as at December 31:

	2017	2016
	$	$

Finished goods	77,786	54,828

During the year ended December 31, 2017, $188,203 of inventory was expensed in cost of goods sold ($196,560 in 2016). Inventory write-downs was nil in 2017 and 2016. Inventory reserves in the period were $1,797 ($285 in 2016). All inventory value is pledged as collateral for certain financial liabilities (refer to note 14 for further information).

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

10.	Prepaid expenses, deposits and other assets

Prepaid expense, deposits and other current assets comprised the following as at December 31:

	2017	2016
	$	$
Prepaid expenses	989	838
Other deposits	178	10
Deferred tax asset	367	88
Total current prepaid expenses, deposits, and other current assets	1,534	936

Prepaid expenses, deposits and other non-current assets comprised the following as at December 31:

	2017	2016
	$	$
Other deposits, non-current	971	1,192
Total non-current other assets	971	1,192

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

11.	Property, plant and equipment

Property, plant and equipment comprised the following:

	December 31, 2017			December 31, 2016

		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
	$	$	$	$	$	$
Land	—	—	—	2,398	—	2,398
Building and depreciable assets	2,894	(2,894)	—	13,052	(2,689)	10,363
Machinery and equipment	5,264	(3,586)	1,680	4,276	(3,154)	1,122
Leasehold improvements	3,404	(834)	2,570	1,821	(718)	1,103
Furniture and fixture	948	(533)	415	890	(391)	499
Computer equipment	1,118	(539)	579	680	(330)	350
Motor vehicles	760	(507)	253	600	(448)	152
Balance	14,388	(8,893)	5,495	23,717	(7,730)	15,987

Depreciation expense related to property, plant and equipment for the years ended December 31, 2017 amounted to $1,033 ($1,045 in 2016). Land and building disposals related to WJCO for a book value of $6,651 occurred during the year ended December 31, 2017. No impairment was recognized during the years ended December 31, 2017 and 2016. The Company consolidated McDowell as at December 31, 2016, since McDowell was deemed to be a VIE. The Company guaranteed the mortgage debt on McDowell (refer to note 18). The net book value of the related building was $5,984 as at December 31, 2016 and is included in the continuity schedule above. Since McDowell was deconsolidated as at May 12, 2017, the assets were derecognized and removed from the continuity schedule above.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

12.	Goodwill and intangible assets

Goodwill and intangible assets comprised the following:

			Customer	Intellectual
		Computer	relationships/	property /	Trade	Non-	Favorable
Cost	Goodwill	Software	contracts	licenses	name	competition	lease	Total
	$	$	$	$	$	$	$	$

Balance, January 1, 2017	809	5,309	1,041	1,064	891	88	—	9,202
Acquisitions through business combinations	2,792	172	5,837	604	629	—	644	10,678
Additions	—	1,796	—	—	—	—	—	1,796
Disposals	—	—	—	—	(74)	—	—	(74)
Foreign currency translation	(42)	—	71	10	(14)	—	—	25
Balance, December 31, 2017	3,559	7,277	6,949	1,678	1,432	88	644	21,627

Accumulated			Customer	Intellectual
amortization		Computer	relationships /	property /	Trade	Non-	Favorable
and impairment	Goodwill	Software	contracts	licenses	name	competition	lease	Total
	$	$	$	$	$	$	$	$

Balance, January 1, 2017	—	—	46	264	300	45	—	655
Amortization	—	734	87	225	52	14	11	1,123
Impairment	796	—	—	—	—	—	—	796
Disposal	—	—	—	—	(75)	—	—	(75)
Balance, December 31, 2017	796	734	133	489	277	59	11	2,499

			Customer	Intellectual
		Computer	relationships/	property /	Trade	Non-	Favorable
Cost	Goodwill	Software	contracts	licenses	name	competition	lease	Total
	$	$	$	$	$	$	$	$

Balance, January 1, 2016	30	3,436	—	925	625	88	—	5,104
Acquisitions through business combinations	779	—	1,041	139	341	—	—	2,300
Additions	—	1,873	—	—	2	—	—	1,875
Foreign currency translation	—	—	—	—	(77)	—	—	(77)
Balance, December 31, 2016	809	5,309	1,041	1,064	891	88	—	9,202

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

12.	Goodwill and intangible assets (continued)

Accumulated amortization	Goodwill	Computer Software	Customer relationships / contracts	Intellectual property / licenses	Trade name	Non- competition	Favorable lease	Total
	$	$	$	$	$	$	$	$
Balance, January 1, 2016	—	—	—	178	276	28	—	482
Amortization	—	—	46	85	41	16	—	187
Foreign currency translation	—	—	—	—	(17)	2	—	(15)
Balance, December 31, 2016	—	—	46	263	300	46	—	655

Balance, December 31, 2016	809	5,309	995	801	591	42	—	8,547
Balance, December 31, 2017	2,763	6,543	6,816	1,189	1,155	29	633	19,128

Additions to goodwill and intangible assets primarily arose through business combinations (see note 6 for further information).

Amortization expense related to intangible assets for the year ended December 31, 2017 was $1,123 ($187 in 2016).

As described in note 4, goodwill is tested annually for impairment by comparing the carrying value of the reporting unit to the recoverable amount; where, the recoverable amount is the higher of fair value less costs of disposal and value in use. Key assumptions used in calculating the recoverable amount are those regarding discount rates, growth rates and expected changes in margins.

The Company determined the recoverable amount for each reporting unit and intangible assets using the fair value less costs of disposal method. The fair value less costs of disposal for a reporting unit is determined using the income approach valuation technique which discounts the earnings projection derived from business plans prepared by the Company. The projections reflect management’s expectations of revenue, profit margins, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance. Discount rates are applied to the earnings projections and are derived from the weighted average cost of capital for each reporting unit.

The Company performed its annual impairment test on goodwill for all reporting units first by assessing qualitative factors. Based on the results of that assessment, The Company proceeded to the quantitative analysis for the US Reporting Unit. The fair value was based on the fair value less costs of disposal measured using after-tax discount rates ranging from 16.7% to 19.5%, annual growth rates up to 10.4%, and a terminal growth rate of 3.0%. The Company recorded goodwill impairment in the United States reporting unit for $796 as a result of a decline in forecasted sales, reduction in profit margins, and increased inventory costs and operating expenses expected by management. The recoverable amount at December 31, 2017 was estimated to be $50,564 using the income approach valuation technique which discounts future cash flows.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

12.	Goodwill and intangible assets (continued)

The impairment losses were recognized in the consolidated statements of loss and comprehensive loss.

Estimated aggregate amortization expense for each of the five succeeding years ending December 31 is as follows:

	2018	2019	2020	2021	2022
Amortization expenses	2,416	2,344	2,287	1,948	1,201

13.	Income taxes

For financial reporting purpose, income taxes for the year ended December 31 consists of:

	2017	2016
	$	$

United States	111	234
Canada	(291)	(90)
	(180)	144

The expense (benefit) for income taxes for the year ended December 31 consists of:

	2017	2016
	$	$

Current
United States	111	234
Canada	—	—
	111	234

Deferred and other
United States	—	—
Canada	(291)	(90)
	(291)	(90)
	(180)	144

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

13.	Income taxes (continued)

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows for year ended December 31:

	2017	2016
	$	$
Income (loss) before tax	(30,628)	16,693
Income tax recovery payable based on applicable federal statutory rate of 39.34% (35.82% - 2016)	(11,735)	5,979

Foreign tax rate differential	265	145
Non deductible costs and permanent items	1,319	106
Income not subject to U.S. federal tax	9,954	(6,109)
Change in Valuation Allowance	(24)	(13)
Other	41	36
	(180)	144

The applicable statutory income tax rate of 39.34% (2016 - 35.82%) is attributable to a US Federal tax rate of 35% and a state tax rate of 4.34% (2016 - 0.82%). As a U.S. LLC, the Company is not subject to U.S. federal tax on its U.S. earnings for the 2017 fiscal year.

The changes in deferred tax balances for the year ended December 31 are presented follows:

	Recognized in
	2016	Income	Goodwill	Equity	2017
	$	$	$	$	$

Basis differences - intangibles	(118)	(33)	(1,816)	(38)	(2,005)
Basis differences - fixed assets	—	6	(93)	(1)	(88)
Loss carryforwards	818	115	—	20	953
Basis differences - other	—	165	(235)	(3)	(73)
Less: Valuation Allowance	(702)	38	—	(5)	(669)
	(2)	291	(2,144)	(27)	(1,882)

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

13.	Income taxes (continued)

Any deferred tax assets have been recognized based on taxable temporary differences expected to reverse over the respective reversal period of the deferred tax assets existing as at December 31, 2017.

Deferred tax assets are recognized without a corresponding valuation allowance if management has determined that it is more likely than not that such deferred tax assets may be recovered. We believe that it is more likely than not that the benefit from certain foreign NOL carry-forwards will not be realized. A valuation allowance of $669 has been recorded with respect to the deferred tax assets related to these foreign operating loss carry-forwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2017 will be recorded to the income statement. The following deferred tax assets have been recorded with a corresponding valuation allowance as at December 31:

	2017	2016
	$	$

Operating loss carry forwards	669	702
Total unrecognized deductible temporary differences	669	702

We have non-U.S. net operating loss carry-forwards of $4,009, some of which may be carried forward indefinitely and some for a 20 year period (as noted below). As discussed above, a valuation allowance has been recorded against the deferred tax asset associated with these foreign operating loss carry-forwards:

$
2010	215
2011	467
2012	825
2013	728
2014	495
2015	—
2016 (expires in 2036)	365
2017 (expires in 2037)	914
4,009

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

14.	Debt

Long-term debt comprised of the following as at December 31:

	2017	2016
	$	$

Equipment note payable	71	3,767
Real estate term note payable	—	12,252
Term note	72,584	2,143
	72,655	18,162

Current	72,655	8,807
Long-term	—	9,355
	72,655	18,162

Principal repayments of long-term debt are as follows as at December 31, 2017:

Principal repayment
$

2018	72,655
Total gross payments	72,655
Unamortized debt issuance costs	—
72,655

Note payable

Note payable due in monthly principal installments of $179, plus interest calculated at the Company’s election at either (a) the prime rate (as defined), or (b) LIBOR plus 2.00%; maturing in December 2017, secured by all assets of the Company. The note payable was outstanding as at December 31, 2016 and up until May 12, 2017. The outstanding balance of the note was extinguished in connection with the May 12, 2017 transaction.

Equipment note

Installment equipment loan payable upon completion of the project, plus interest at 2.25%, secured by all assets of the Company. The equipment loan required payments of interest only while the project was under development until October 2016, at which time the loan began amortizing with payments of principal and interest. The outstanding balance of the loan was extinguished in connection with the May 12, 2017 transaction and was reclassified to long-term debt for presentation as at December 31, 2016.

Installment equipment loan payable upon completion of the project, plus interest at 2.25%, secured by all assets of the Company. The Company drew funds in various stages, and the loan required payments of interest only while the project was under development. The outstanding balance of the loan was extinguished in connection with the May 12, 2017 transaction and was reclassified to long-term debt for presentation as at December 31, 2016.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

14.	Debt (continued)

Real estate note

Real estate term note payable with an original balance of $4,800, payable in monthly installments of principal plus interest at 2.39%; maturing in September 2021, secured by real property in Denver, Colorado. The outstanding balance of the note was extinguished in connection with the May 12, 2017 transaction and was re-classified to long term debt for presentation as at December 31, 2016.

Real estate term notes payable with an original balance of $412 (€ 391,700 Euros), payable in monthly installments of principal plus variable interest at the one-year EURIBOR rate plus 0.80%, maturing in December 2023, secured by real property in Zaragoza, Spain.

Real estate term note payable with an original balance of $8,800 payable in monthly installments of principal plus interest at 5.58%; maturing in October 2017, secured by real property in Petaluma, California. This real estate term note was deconsolidated as part of the McDowell VIE deconsolidation (refer to note 18 for further information).

As part of the May 12, 2017 transaction, the following existing debt obligations were extinguished:

•	Real estate term note payable with an outstanding balance of $4,544 as of December 31, 2016

•	Interest rate swap arrangement related to the real estate term note payable with a settlement value of ($134) as of December 31, 2016

•	Note payable with an outstanding balance of $2,143 as of December 31, 2016

•	Installment equipment loan payable with an outstanding balance of $2,722 as of December 31, 2016

•	Installment equipment loan payable with an outstanding balance of $1,027 as of December 31, 2016

•	Revolving line of credit with maximum available borrowings of $30,000 and an outstanding balance of $18,117 as of December 31, 2016

The above obligations were replaced with the following new debt obligation:

•	A term note for $75,000 maturing on May 12, 2022, which bears an effective interest rate of 8.18% and quarterly principal payments of $469. The note is secured by substantially all of the Company’s assets and requires various restrictive covenants and financial ratios. The Company was not in compliance with these covenants as of September 30, 2017 and December 31, 2017. The term note agreement requires the Company maintain a maximum total net leverage ratio of 5.50:1.00 and 5.25.1.00 as at September 30, 2017 and December 31, 2017, respectively. The Company’s total net leverage ratio exceeded the maximum amounts which resulted in a breach of the covenant. The covenant violations described above, and the forbearance period ending on July 15, 2018, which have resulted in the current classification of the outstanding balance of the term note as of December 31, 2017. On July 16, 2018 the forbearance period was extended to August 15, 2018, as detailed in note 24.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

14.	Debt (continued)

Credit facility and line of credit

The Company had a revolving line of credit with a financial institution prior to being extinguished as part of the May 12, 2017 transaction. Maximum borrowings under the line of credit were $20,000 (increased to $30,000 in January 2017) with available borrowings of $1,883 as of December 31, 2016. The outstanding principal balance on the line of credit bears interest at either (a) the prime rate (as defined) minus 0.25%, or (b) the London Interbank Offered Rate (“LIBOR”) plus 2.00%, with interest rate selection at the Company’s option. The line of credit was secured by substantially all of the Company’s assets and requires various restrictive covenants and financial ratios. As of December 31, 2016, the Company was in compliance with these covenants.

The Company has a revolving line of credit with a financial institution in Spain. Maximum borrowings under the line of credit are $1,657 (€1,575,000) with available borrowings of $638 (€546,801) (2016 - $457). The outstanding principal balance on the line of credit bears interest at a rate of 1.50%. The line of credit matures in October 2018, is subject to an automatic renewal clause, and is secured by a $1,900 standby letter of credit issued by the Company to the financial institution.

In connection with the May 12, 2017 transaction, a new revolving line of credit was taken with a maximum borrowing limit of $45,000 and a maturity date of February 10, 2022, which bears interest at a base rate of either (a) the Prime Rate, (b) the federal funds rate plus 0.50%, or (c) the 30-day LIBOR plus 1.00%. On November 8, 2017, the Bank of America revolver was extended to $60,000 with $8,907 available borrowings at Dec 31, 2017.

The line of credit is secured by substantially all of the Company’s assets and requires various restrictive covenants and financial ratios. The Company was not in compliance with these covenants as of September 30, 2017 and December 31, 2017. The line of credit agreement requires that the Company be in compliance with the financial and qualitative covenants of all other debt agreements. This covenant was violated because the Company was not in compliance with the covenants in the term note described above. The covenant violation and the forbearance period ending on July 15, 2018, have resulted in the current classification of the outstanding line of credit balance as of December 31, 2017. On July 16, 2018 the forbearance period was extended to August 15, 2018, as detailed in note 24.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

15.	Leases

Operating leases – lessee

Operating leases relate to certain warehouse, distribution and office facilities, vehicles and office equipment. The following are the amounts payable under the operating leases as at December 31:

	2017	2016
	$	$

Not later than one year	6,024	5,326
Later than one year and not later than five years	21,492	22,065
Later than five years	13,278	10,058
	40,794	37,449

Capital leases – lessee

The Company has an existing capital lease arrangements for certain vehicles and warehouse equipment. The following are the amounts payable under finance lease:

	Present value of minimum lease payments
	2017	2016
	$	$

Not later than one year	42	5
Later than one year and not later than five years	44	19
	86	24

Less amount representing interest	(6)	(1)
Less indirect tax	(11)	(5)
Present value of future minimum lease payments	69	18
Less current portion	(24)	(3)
Total	45	15

Sale and leaseback

The Company entered into a sale and leaseback as it relates to the distribution center (warehouse) in Denver, Colorado. The sale and new lease terms were established at fair market value and the lease has been classified as operating lease. The effect has been treated as a normal sale transaction and the gain of $2,126 on sale of the distribution centre has been deferred during the year end December 31, 2017.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

16.	Accrued and other liabilities

Other current liabilities comprised the following as at December 31:

	2017	2016
	$	$

Warranty liability	779	819
Deferred rent - current	181	424
Other accrued liabilities	8,966	4,842
Current tax payable	(200)	(200)
	9,727	5,884

Other non-current liabilities comprised the following as at December 31:

	2017	2016
	$	$

Deferred Rent - Long-term	832	4
Other long-term Liabilities	2,126	429
	2,958	433

The warranty liability amounted to $779 as of December 31, 2017 ($819 in 2016) and is included in other current liabilities on the accompanying consolidated balance sheets. Warranty expense was $480 ($572 in 2016) for the year ended December 31, 2017 and is included in general and administrative expenses on the accompanying consolidated statements of comprehensive income.

17.	Members’ equity

As at December 31, 2016, the Company’s capital structure was comprised of one class of common stock as it was a corporation called “Hydrofarm, Inc”. The Company had 419,607 common shares issued and outstanding for $13,477 as at December 31, 2017 and 2016. The common shares entitled the holder to their proportionate share of distributions and voting rights. The majority of the shares were owned by a shareholder (“majority shareholder”) and the remaining was owned by the ESOP trust (refer to note 7 for further information).

The Company was acquired on May 12, 2017 and immediately prior to the acquisition, the Company went through a reorganization where it was converted from a corporation into a Limited Liability Corporation (“LLC”) and the common shares were converted to Membership Units (“Units”). There was no additional issuance of capital through this reorganization and the issued and outstanding capital remained unchanged. On May 12, 2017, the Units were acquired by Hydrofarm Holdings LLC (the “acquirer” of Hydrofarm, LLC) for $220,684 (subject to post-closing adjustments), backed by the majority member of the Company and a group of third party investors. The acquisition was performed through a combination of equity and debt. Post-transaction on May 12, 2017, the Company is wholly owned by Hydrofarm Holdings LLC, and majority of the Membership Units of Hydrofarm Holdings LLC are held by the private investors and the remainder owned by the original shareholder of Hydrofarm Inc.

Hydrofarm is affiliated with McDowell Group LLC (“McDowell”) through common ownership, as a Unit holder of Hydrofarm owns 50% of the equity interest of McDowell. For financial reporting purposes, management has determined that McDowell is a variable interest entity (“VIE”) and that Hydrofarm is its primary beneficiary for fiscal year ended December 31, 2016 and for the period from January 1 to May 12, 2017 (refer to note 18 for further information).

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

18.	Variable interest entity

Hydrofarm is affiliated with McDowell through common ownership and is treated as a related party entity, as a Unit holder of the Company owns 50% of the equity interest of McDowell. For financial reporting purposes, the Company determined that McDowell is a variable interest entity and that Hydrofarm is its primary beneficiary for fiscal year ended December 31, 2016. As a result, the accounts of McDowell have been consolidated in the accompanying consolidated financial statements, which also include the accounts of Hydrofarm and its subsidiaries.

An ongoing assessment of primary beneficiary status is required, therefore variable interest holders must monitor changing circumstances for their impact on the consolidation analysis. If the obligation to absorb the expected losses change, it would likely lead to the reporting entity with an existing interest in VIE to reconsider whether it’s the primary beneficiary of the VIE.

On May 12, 2017, due to the restructuring of the McDowell real estate note payable guarantee, the Company determined that Hydrofarm is not the primary beneficiary since it no longer has any obligation to absorb the expected losses. As a result the assets and liabilities of McDowell were deconsolidated at May 12, 2017 and no gain or loss was recognized.

19.	Related party transactions

Amounts due to related parties are non-interest bearing and are payable on demand, unless otherwise stated above and are recorded at their exchange amount. An advance of $64,204 was made to Hydrofarm Holdings LLC, the Company’s parent company on May 12, 2017 at the time of acquisition of the Company.

The Company leases its property in Petaluma, California from McDowell, a related party entity. Up until May 12, 2017, McDowell was considered a VIE (refer to note 18 for further discussion) and after May 12, 2017, McDowell was not considered a VIE but continued to remain a related party entity due to common ownership.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

20.	Financial instruments

The carrying values of cash and cash equivalents, accounts receivables and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The fair value of long-term debt is not considered to be materially different from carrying value.

The following table presents the financial liabilities that are measured at fair value on a recurring basis as at December 31, 2017 and December 31, 2016. No financial assets are being measured at fair value on a recurring basis.

	Fair value			Fair value
	2017			2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Contingent consideration	—	—	1,538	—	—	—
Derivatives (interest rate swaps)	—	—	—	—	429	—
	—	—	1,538	—	429	—

Valuation of the consolidated contingent for acquisitions

The fair values of the contingent consideration payable for business acquisitions were calculated based on forecasted future cash flows has not been disclosed as the effects are not material. The method used to price these liabilities is considered Level 3, due to the subjective nature of the unobservable inputs used to determine the fair value.

Contingent consideration of $1,538 relating to the business combination (refer to note 6) had no fair value adjustment during the period and is included in accrued liabilities on the consolidated balance sheets

Valuation of the interest rate swaps

The fair values of the interest rate swap contracts are valued using discounted cash flow models based primarily on readily observable market parameters, such as LIBOR forward rates, for all substantial terms of the Company's contracts and credit risk of the counterparties. These contracts are placed in level 2 of the fair value hierarchy, as the inputs used in making the fair value determination are derived from and are corroborated by observable market data. The fair value of the interest rate swaps in 2016 was $429 and is included in other long-term liabilities on the consolidated statements of financial position.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

20.	Financial instruments (continued)

Interest rate swaps

The Company uses interest rate swap contracts to mitigate its interest rate exposure to certain debt instruments. These interest rate swaps are not designated in qualifying hedging relationships. The Company had entered into two floating-for-fixed interest rate swap agreements with a financial institution counterparty in which the Company receives a fixed rate and pays a floating rate based on LIBOR plus a spread, with payments being calculated on amortizing notional amounts matching the related debt instruments’ amortization schedule. The interest rate swaps were obtained to manage interest rate risk associated with the Company’s fixed rate borrowings.

McDowell interest rate swap

Effective September 17, 2007, the Company entered into an interest rate swap agreement with a financial institution on the related real estate note payable with an outstanding balance of $7,519 as of December 31, 2016 through the real estate note payable’s maturity. On a monthly basis, the Company will either pay or receive interest for the difference between its obligations of fixed rate of 5.58% and the LIBOR (see note 14). This interest swap was related the McDowell mortgage (refer to note 18 for further information on the VIE).

Interest rate swaps

The following table summarizes the gains on the mark to market (“MTM”) adjustments for changes in fair value of derivative contracts as well as net gains on the settlement of derivative contracts recognized in other income/(expenses) on the consolidated statements of operations for years ended 2017 and 2016, respectively:

	2017	2016
	$	$

McDowell interest rate swap	129	357
WJCO interest rate swap	130	65
Total net MTM gains (losses)	259	422

21.	Commitments

The following commitments are related to distribution centre, property, and other office leases as at December 31, 2017:

$

No later than one year	6,066
Later than one year and no later than five years	21,536
Later than five years	13,278
40,880

As at December 31, 2016, the Company has guaranteed the debt outstanding under a real estate note payable of McDowell, a related party entity owned 50% by the majority shareholder and Chief Executive Officer of the Company. The balance outstanding under the real estate note payable amounted to $7,519 as of December 31, 2016. As of May 12, 2017, the Company no longer guaranteed the debt outstanding under the McDowell real estate loan.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

22.	Contingencies

During the normal course of business, certain claims have been brought against the Company and, where applicable, its suppliers. While there is inherent difficulty in predicting the outcome of such matters, management has vigorously contested the validity of these claims, where applicable, and based on current knowledge, believes that they are without merit and does not expect that the outcome of any of these matters, in consideration of insurance coverage maintained, or the nature of the claims, individually or in the aggregate, would have a material adverse effect on the consolidated financial position, results of operations or future earnings of the Company.

23.	Segment reporting

As of December 31, 2017, Hydrofarm operates its business in two distinct operating and reportable segments based on the geographic markets it serves: “United States” and “Canada”. In the prior year, there was only one operating segment. Due to the addition of certain Canadian operations during the year, the Company reassessed its operating segments during the fourth quarter of 2017, consistent with the way management reviews its business operations on an ongoing basis. As a result, and based on the Company’s assessment, as of November 8, 2017, the Company added a second operating segment, Canada. Factors considered in determining the operating segments include the nature of the Company’s business activities, the management structure directly accountable to the Chief Operating Decision Maker (“CODM”), availability of discrete financial information and strategic priorities within the organizational structure. These factors correspond to the manner in which the CODM reviews and evaluates operating performance to make decisions about resources to be allocated to these operating segments.

Each geographic segment operates predominantly in one industry: the design, development, marketing, and distribution of indoor gardening and hydroponic products. These products are grouped into three major product categories: lighting devices, climate control equipment, and hydroponics. Intersegment net sales and intersegment profits, which are generally recorded in a manner similar to external sales and eliminated in consolidation. The CODM evaluates segment reporting based on net sales and gross profit inclusive of intersegment transactions. Net sales are attributed to the segments based on the region from which the revenue was derived. Corporate expenses consist of expenses incurred by centrally-managed departments, including information systems, finance, human resources and legal, executive compensation, unallocated benefit program expense, and other miscellaneous costs.

The geographic distribution of the Company’s net sales, income from operations, interest income (expense), income tax (expense) benefit, and depreciation and amortization expense are summarized in the following tables for the years ended December 31, 2017 and 2016 and for accounts receivable, net, inventories and property, plant and equipment, net, at December 31, 2017 and 2016.

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

23.	Segment reporting (continued)

	2017	2016
	$	$
Net sales to unrelated entities
United States	256,402	273,482
Canada	3,997	—
	260,399	273,482

	2017	2016
	$	$
Segment income (loss) from operations
United States	(22,724)	17,424
Canada	(798)	—
Total segment income (loss) from operations	(23,522)	17,424
Unallocated corporate expenses	1,530	—
Interest expense	6,268	1,134
Other non-operating expense (income)	(693)	(402)
Income (loss) before income tax	(30,628)	16,691

	2017	2016
	$	$
Interest expense
United States	(6,270)	(1,134)
Canada	2	—
	(6,268)	(1,134)

	2017	2016
	$	$
Income tax (benefit) expense
United States	(161)	144
Canada	(20)	—
	(180)	144

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

23.	Segment reporting (continued)

	2017	2016
	$	$
Depreciation and amortization expense:
United States	2,057	1,237
Canada	99	—
	2,156	1,237

	2017	2016
	$	$
Accounts receivable, net:
United States	15,947	18,074
Canada	7,604	—
	23,551	18,074

	2017	2016
	$	$
Inventories, net:
United States	65,327	54,828
Canada	12,459	—
	77,786	54,828

	2017	2016
	$	$
Property, plant and equipment, net:
United States	4,436	15,987
Canada	1,059	—
	5,495	15,987

Hydrofarm, LLC

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In thousands of United States dollars, unless otherwise noted)

24.	Subsequent events

The Company has evaluated subsequent events that have occurred from January 1, 2018 through July 16, 2018, which was the date on which the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as follows:

Forbearance and amendments to the term note and revolving line of credit

Subsequent to December 31, 2017, the Company continued to be in violation of the financial covenants discussed in note 14. As a result of these violations, on May 18, 2018, the Company amended the term note and revolving line of credit loan agreements (the “agreements”) with its lenders, to among other things, provide for a forbearance period where the lenders have agreed to temporarily forbear from exercising their rights and remedies under the agreements. The forbearance period is the later of July 15, 2018 or certain events, which include but are not limited to, the Company filing for bankruptcy or a lender taking action to enforce any of their rights or remedies with respect to the agreements. The impact on the Company of the forbearance and amendments to the agreements are discussed in the going concern section of Note 2. On July 16, 2018, the forbearance period was extended to August 15, 2018.

Subordination Agreement

On May 22, 2018, in connection with the forbearance and amendments to the revolving line of credit and term note agreements, the parent company obtained a subordinated note of $4,000 from a member of the Company, to fund operations with a maturity date no earlier than 6 months after Revolver Termination Date as defined in the agreement. The loan bears an interest at a rate no greater than 8.24% per annum, with no payment of interest and principal made in cash prior to Revolver Termination Date. The Subordination Agreement ensures that (1) the note shall not be used for any purpose other than for the purpose of funding the working capital needs of the Company and, (2) this note is subordinate to the revolving line of credit and term note described in note 14.

On June 29, 2018, in connection with, and under the same terms as, the May 22, 2018, subordinated note, an additional amount of $2,000 was secured from a member of the Company, to fund operations.  The loan bears an interest at a rate no greater than 8.24% per annum, with no payment of interest and principal made in cash prior to Maturity Date. The Subordination Agreement ensures that (1) the note shall not be used for any purpose other than for the purpose of funding the working capital needs of the Company and, (2) this note is subordinate to the revolving line of credit and term note described in note 14.

Impairment of long lived assets and goodwill

In 2018, a significant supplier ceased sale of products to the Company. The products supplied by the supplier were significant inputs to the Company’s inventory. The Company has a remediation plan to replace the product with new suppliers to fulfill future demands. In addition, the Canadian operation experienced extended cold weather in early 2018 which impacted sales during its the peak selling season. Low sales volume impacted the sales forecast negatively which will contribute to the indication of impairment.

The Company is in progress in its assessment of the impact of these events on subsequent period consolidated financial statements and cannot make an estimate as at the date of the issuance of these consolidated financial statements. The Company will continue to assess the recoverability of assets and write down assets in future periods if necessary.

HYDROFARM HOLDINGS GROUP, INC.

23,706,174 shares of Common stock

Prospectus

, 2019

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee	$
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

* To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated by-laws (the “Bylaws”), provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against expenses, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the director or officer or on the director’s or officer’s behalf in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of an officer of the Company, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer or trustee of another corporation, or of a partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws also provides for the advancement of expenses (including attorney’s fees) to each of our directors and officers. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The Bylaws further provides that we may, at the discretion of the board of directors, grant rights of indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of our Certificate of Incorporation with respect to the indemnification and advancement of expenses of our directors and officers.

II-1

In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our certificate of incorporation or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of the Bylaws.

Prior to the effectiveness of this registration statement, we intend to enter into indemnification agreements with each of our directors and our executive officers. We expect these agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and Bylaws. In addition, such agreements may be, in some cases, broader than the specific indemnification provisions contained under the Delaware General Corporation Law.

We also maintain a directors and officers liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:

Unregistered Securities Issued in 2018:

Private Placement and Merger

In October 2018, we consummated a private placement offering of 15,804,116 units (each a “Unit,” and collectively, the “Units”) at a price per Unit or $2.50 for gross proceeds of approximately $41.5 million. Each Unit consisted of (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of (i) the effectiveness of this registration statement, of which this prospectus forms a part, (ii) the closing of an initial public offering of the Company’s common stock or (iii) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”).

As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”). The Placement Agents are not a party to the Registration Rights Agreement (as defined herein) and the shares underlying the Placement Agent Warrants are not included in the registration statement, of which this prospectus forms a part.

Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities (the “Loan Transactions,” and together with the Private Placement, Merger and Concurrent Offering, the “Pre-IPO Transactions”). The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement (the “Merger Warrants,”). In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.

II-2

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit	Description
2.1**	Amended and Restated Agreement and Plan of Merger, dated August 28, 2018, by and among Hydrofarm Holdings Group, Inc., Hydrofarm Merger Sub, Inc. and Hydrofarm Investment Corp.
3.1**	Amended and Restated Articles of Incorporation of Hydrofarm Holdings Group LLC.
3.2**	Amended and Restated Bylaws.
4.1**	Specimen Common Stock Certificate of the Company
4.2**	Form of Warrant To Purchase Common Stock
4.3**	Form of Placement Agent Warrant to Purchase Common Stock
4.4**	Registration Rights Agreement from Private Placement, dated August 28, 2018, by and among the Company and certain of its stockholders identified on the signature pages thereto.
4.5**	Investor Rights Agreement, dated August 28, 2018, by and among Hydrofarm Holdings LLC and certain of its stockholders identified on the signature pages thereto.
5.1**	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1**	Loan And Security Agreement, dated May 12, 2017, by and between Hydrofarm Holdings, LLC, and Bank of America, N.A.
10.2**	Amended and Restated Loan and Security Agreement, dated November 8, 2017, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO, LLC, EHH Holdings, LLC, SunBlaster LLC, GS Distribution Inc., Sunblaster Holdings ULC, EWGS Distribution Inc., and Bank of America, N.A.
10.3**	Forbearance Agreement and First Amendment to Amended and Restated Loan and Security Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO, LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., Sunblaster Holdings ULC, and Bank of America, N.A.
10.3**	First Amendment To Forbearance Agreement And Second Amendment To Amended And Restated Loan And Security Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO LLC, Hydrofarm Canada, LLC, GS Distribution INC., Eddi’s Wholesale Garden Supplies Ltd., Sunblaster Holdings ULC., and Bank of America, N.A.
10.5**	Waiver And Third Amendment To Amended And Restated Loan And Security Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., Sunblaster Holdings ULC., and Bank of America, N.A.
10.6**	Credit Agreement dated, May 12, 2017, by and between Hydrofarm Holdings LLC and Brightwood Loan Services, LLC.
10.7**	Forbearance Agreement and Amendment to Credit Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.8**	Amendment No. 1 Forbearance Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.9**	Amendment No. 2 to Credit Agreement, dated November 8, 2017, by and among Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO LLC, EHH Holdings, LLC, SunBlaster, LLC and Brightwood Loan Services LLC and the lenders party thereto.
10.10**	Waiver And Amendment No. 3 to Credit Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.11**	Agreement and Plan of Merger, dated August 28, 2018, by and between PBCO, Inc., and Hydrofarm Investment Corp.
10.12+**	Employment Agreement, dated April 10, 2017, by and between the Company and Peter Wardenburg.
10.13+**	Employment Agreement, dated April 28, 2018, by and between the Company and Bob Clamp.
10.14+**	Employment Agreement, dated April 10, 2017, by and between the Company and Jeffrey Peterson.
10.15+**	Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan
10.16+**	Form of Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan Stock Option Grant Notice
10.17**	Form of Director and Officer Indemnification Agreements
10.18**	Placement Agency Agreement, dated August 3, 2018, by and among the Company and Hydrofarm Investment Corp. and A.G.P./Alliance Global Partners, as lead placement agent, and Aegis Capital Corp., as co-placement agent.
21.1**	Subsidiaries of the Company.
23.1**	Consent of MNP, LLP, independent registered public accounting firm.
23.2**	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page to initial filing).

**	To be filed by amendment.

+	Indicates a management contract or compensatory plan.

II-3

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Petaluma, California, on the day of     , 2019.

Hydrofarm Holdings Group, Inc.

William Toler
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Toler and Jeff Peterson, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer and Chairman of the Board	, 2019
William Toler	(Principal Executive Officer)

	Chief Operating Officer	, 2019
Bob Clamp

	Chief Financial Officer	, 2019
Jeff Peterson	(Principal Financial Officer and Principal Accounting Officer)

	Director	, 2019
Chris Payne

	Director	, 2019
Michael Rapoport

	Vice Chairman of the Board	, 2019
Peter Wardenburg

	Director	, 2019
Adam Stern

	Director	, 2019
John Tomes

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